This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on December 2, 2022 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

Form F-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Midori Group Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia	2821	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Midori Group Inc.

5 Hazelton Avenue Suite 400

Toronto, ON M5R 2E1

Telephone: (905) 330-9113
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Anthony L.G., PLLC

625 N. Flagler Drive, Suite 600

West Palm Beach, Florida 33401

Telephone: (561) 514-0936

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura Anthony, Esq. Craig D. Linder, Esq. Anthony L.G., PLLC 625 N. Flagler Drive, Suite 600 West Palm Beach, Florida 33401 Telephone: (561) 514-0936	Richard A. Friedman, Esq. Stephen A. Cohen, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 Telephone: (212) 653-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED DECEMBER 2, 2022

Units

MIDORI GROUP INC.

This is the firm commitment initial public offering in the United States of _______ units (the “Units”) of Midori Group Inc., a British Columbia, Canada corporation (the “Company,” “we,” “our” or “us”). The initial public offering price is expected to be between $____ and $____ per Unit. For purposes of this prospectus, the assumed public offering price per Unit is $____, the mid-point of the anticipated price range. Each Unit consists of one common share, no par value (each, a “Common Share”, and together, the “Common Shares”) and one warrant (each, a “Warrant”, and together, the “Warrants”) to purchase one Common Share at an exercise price of $______ per share (100% of the assumed public offering price of each Unit sold in this offering). The Warrants will expire on the five-year anniversary of the initial exercise date. The Units have no stand-alone rights and will not be certified or issued as stand-alone securities. The Common Shares and Warrants are immediately separable and will be issued separately in this offering. Each Warrant offered hereby is immediately exercisable on the date of issuance and will expire five years from the date of issuance. The offering also includes the Common Shares issuable from time to time upon exercise of the Warrants.

Prior to this offering, there has been no public market for our securities. We intend to apply to list our Common Shares and Warrants (forming part of the Units offered hereby) on the Nasdaq Capital Market (“Nasdaq Capital Market”) under the symbols “MDRI” and “MDRIW,” respectively. There is no assurance that our listing application will be approved by the Nasdaq Capital Market. The approval of our listing on the Nasdaq Capital Market is a condition of closing this offering.

We are also seeking to register the issuance of warrants to purchase [●] Common Share (the “Representative’s Warrants”) to the underwriters (assuming the exercise of the over-allotment option by the underwriters in full), as well as the [●] Common Share issuable upon exercise by the underwriters of the Representative’s Warrants at an exercise price of $[●] per share (125% of public offering price).We are an “emerging growth company” under applicable federal securities laws and are subject to reduced public company reporting requirements.

We are a holding company and conduct our business through our operating subsidiary, Midori-Bio Inc., an Ontario corporation, in Canada.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 21 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit		Total
Public offering price (1)	$	[●]	$	[●]
Underwriting discounts and commissions (2)	$	[●]	$	[●]
Proceeds, before expenses, to us (3)	$	[●]	$	[●]

(1)	The public offering price and underwriting discount and commissions in respect of each unit correspond to a public offering price per Common Share of $[●] and a public offering price per accompanying Warrant of $0.01.

(2)	This table depicts broker-dealer commissions of 7.00% of the gross offering proceeds. See “Underwriting” beginning on page 97 for disclosure regarding compensation payable to the underwriters by us.

(3)	We estimate the total expenses of this offering will be approximately $____. Assumes no exercise of the over-allotment option we have granted to the EF Hutton, division of Benchmark Investments, LLC as described below.

We have granted the representative of the underwriters an over-allotment option to purchase up to an additional [ ] Common Shares and/or Warrants to purchase additional Common Shares from us in any combination thereof, at the public offering price per Common Share and public offering price per Warrant, respectively, less the underwriting discounts and commissions, for 45 days from the date of this prospectus.

The underwriters expect to deliver our securities to purchasers in the offering on or about    , 2022.

Sole Book Running Manager

EF Hutton
division of Benchmark Investments, LLC

The date of this prospectus is    , 2022

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to continue to meet the NASDAQ requirements;

●	our ability to meet our other financial operating objectives;

●	the availability of qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and new business opportunities;

●	ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents an intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the positive cash flows and financial viability of our operations and new business opportunities

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

INDUSTRY AND MARKET DATA

We are responsible for the disclosure in this prospectus. However, this prospectus includes industry data that we obtained from internal surveys, market research, publicly available information and industry publications. The market research, publicly available information and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. The information therein represents the most recently available data from the relevant sources and publications and we believe remains reliable. We did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

TRADEMARKS AND COPYRIGHTS

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

PRESENTATION OF FINANCIAL INFORMATION

The financial information contained in this prospectus derives from (i) the audited financial statements of Midori Group Inc. (formerly known as 1284670 B.C. LTD), a British Columbian corporation, for the period from January 19, 2021 (inception) through September 30, 2021, (ii) the audited financial statements of Midori-Bio Inc., a federal corporation incorporated under the Canada Business Corporations Act on January 6, 2021, and extra-provincially registered in the province of Ontario, Canada, for the period from January 6, 2021 (inception) through September 30, 2021, and (iii) the unaudited consolidated financial statements of Midori Group Inc. for the six months ended March 31, 2022 following the acquisition of Midori-Bio Inc. by Midori Group Inc. in January 2022. These financial statements and related notes included elsewhere in this prospectus are collectively referred to as our audited financial statements herein or our unaudited financial statements herein and throughout this prospectus. Our audited financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year ends on September 30 of each year, so all references to a particular fiscal year are to the applicable year ended September 30. We are required to file annual reports on Form 20-F with the Securities and Exchange Commission, or the SEC, under United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

References to “$,” “USD$” or “dollars” are to U.S. dollars, and all references to “CAD$” or “C$” are to the lawful currency of Canada. In this prospectus, where applicable, and unless otherwise indicated, amounts are converted from U.S. dollars to Canadian dollars and vice versa by applying the closing spot rate of exchange of the Bank of Canada on September 15, 2022. See “Exchange Rate Information.” Except as otherwise indicated, our financial statements and other information are presented in Canadian dollars.

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering, and selected information contained in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Units. For a more complete understanding of the Company and this offering, we encourage you to read and consider the more detailed information in this prospectus, including “Risk Factors” and the financial statements and related notes. Unless the context otherwise requires, “we,” “us,” “our,” or “the Company” refer to Midori Group Inc., a British Columbia corporation, and its subsidiary, Midori-Bio Inc., an Ontario corporation.

Company and Business Overview

Midori Group Inc., a British Columbia corporation, was originally incorporated as 1284670 B.C. LTD in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021 and renamed to Midori Group Inc. on June 29, 2022. Our wholly owned operating subsidiary, Midori-Bio Inc., a federal corporation incorporated under the Canada Business Corporations Act on January 6, 2021, and extra-provincially registered in the province of Ontario, Canada.

On August 30, 2021, Midori Group Inc. entered into a Share Exchange Agreement, as amended on October 31, 2021 (the “SEA”), with Midori-Bio Inc. and the shareholders of Midori-Bio Inc. (the “Midori-Bio Shareholders”). The SEA closed on January 6, 2022, and at such time Midori Group Inc. acquired all of the issued and outstanding capital stock of Midori-Bio Inc. (consisting of 22,000,000 Class A Common shares) from Midori-Bio Shareholders in exchange for 22,000,000 common shares of Midori Group Inc. to the Midori-Bio Shareholders at a deemed price of CAD $0.50 ($0.38) per share, and Midori-Bio Inc. became a wholly owned subsidiary of Midori Group Inc.

We are a global eco-friendly distributor, sales and marketing company of a green, biodegradable plastic additive. The additive is currently produced and supplied by a third party (EcoLogic, LLC) and sold under our own private brand label “Midori Biosolutions.” The Midori Biosolutions additive is FDA FOOD, REACH, FTC, PROP65, CONEG compliant, non-toxic, no heavy metals, no starches, free of BPA & Phosphates with extensive testing data available for customers. We believe the additive will provide consumer packaged goods (CPG) brands with a sustainable end-of-life biodegradable solution, without impeding normal recycle/composting plastics, and a practical and viable solution for reducing plastic waste from the world environment. The Midori Biosolutions additive is an innovative technology that aims to solve the major problem of the amount of time it takes for plastic to decompose, as it can take centuries to biodegrade. With this additive, we seek to accelerate the natural biodegradation process to just a few years. We believe that the additive can help CPG brand owners alleviate the challenges associated with unrecycled plastics, supporting their industry and governmental plastic targets. The Midori Biosolutions additive can be applied to virtually all polymer types, processes, and applications. The test results of the ASTM D5511 studies, which is a global standard measurement for landfill biodegradation which measures biogasses created during the biodegradation process, shows the different degradation rates of various products using the Midori Biosolutions additive. Further, this study shows scientific validation that the Midori Biosolutions additive works to accelerate the natural biodegradation process.

The Midori Biosolutions additive is in the initial integration phase, and we are working with 51 consumer and industrial brands who are searching for a sustainable direction. We have firm commitments from major brands, such as Wilson Tennis, Planters Peanuts, Johnvince Foods, CMI Orchards, and Guycan Thermoforming, to purchase 24,000, 7,000, 6,000, 6,100 and 13,200 pounds of Bio-Solutions additive, respectively, to be integrated into their food packaging materials giving them a marketing advantage over their competition from a sustainability platform. We believe that once these sustainability marketing campaigns have been launched publicly by these brands in the fourth quarter of 2022 and first quarter 2023, such sustainability marketing campaigns will create a pathway for other more conservative brands to utilize Midori-Biosolutions additive that are waiting for other brands to launch first. We received such firm commitments by way of informal e-mail orders (which is standard in our industry rather than formal agreements).   We are in testing and pre-launch production mode as to a number of other major brands, in the foods, beverages, sporting goods, footwear and medicinal industries such as Keen Shoes, Snibb’s Shoes, and GP8 Water. We are not at liberty to disclose the identity as to those other brands at the current time because we are subject to non-disclosure agreements with penalties to deter disclosure prior to launch by such brands in order to give such brands a marketing advantage over their competition from a sustainability platform.

The Problem We are Trying to Solve

According to, Roger Warburton’s 2021 article titled, Great Plastic Recycling Con Leaves Trail of Pollution, roughly 70% of plastics that get recycled end up in landfills, regardless of the effort to separate, clean and send plastic off for recycling. This is vastly due to a marketing term called “Greenwashing”. “Greenwashing” is a term used to describe the marketing tactics used by big-name, fast-fashion companies to advertise their new supposedly sustainable lines of products, and also refers to the process of conveying a false impression or providing misleading information about how a company’s products are more environmentally sound. According to a Landfill Management and Planning in Ontario Study done in 2018, 85% of all plastic ends up in landfills in Ontario despite diversion tactics. We believe that this is an opportunity to seek to solve this problem by integrating the Midori Biosolutions additive into plastic, thereby extending the landfill lifecycle. According to the same study, our landfills in Ontario are expected to be maxed out in the next 10 years and will require 16 new landfills by 2030.

Landfill capacity is a global problem. Currently, governments face the following issues with current government tactics relating to public waste:

●	Recycling Programs: Recycling only processes 7% of what they collect with the balance going to landfills.

●	Plant-derived Plastics (PLA): are costly, and cannot be recycled.

Composting: requires industrial compost facilities which are often unavailable.

●	Bioplastic: is expensive for businesses to implement into packaging.

Our Product

The Midori Biosolutions additive is a natural organic FDA compliant additive for plastic. The Midori-Biosolutions additive is sold by us in many formats, including, but not limited to, pellets, powder, polyethylene terephthalate (PET), polypropylene (PP), polystyrene (PS), nylon, and synthetic rubber (collectively, referred to herein as our “products”). Midori Biosolutions additive aims to solve the foregoing problems by seeking to accelerate the natural biodegradation process from hundreds of years to just a few years (based on American Standard Testing Method for Determining Anaerobic Biodegradation of Plastic (“ASTM”) testing results), using the following steps:

Step 1: Integrate additive at 1% into plastic during extrusion.

Step 2: Opens polymer chain allowing microbes to enter and consume.

Step 3: Breaks down to “Element” level:

- Inert humus, which makes soil richer

- Biogas, promotes renewable energy development

We do not own the intellectual property rights to our products and could lose the right to distribute our products if we do not meet the required sales goals, or otherwise breach our distribution agreement with EcoLogic.

The additive has undergone the following ASTM studies (which take between 30 to 90 days to complete), at the request of EcoLogic or Midori-Bio Inc., to show rate of degradation (parameters) facilitated by the additive, by IE EDEN LABS USA, an independent third-party laboratory:

(i) in December 2013, an ASTM D5511 study (requested by EcoLogic) with the test result showing degradation of 12.6% in 40 days;

(ii) in October 2013 an ASTM D5338 study (requested by Ecologic) with the test result showing degradation of 13.4% in 24 days for MDPE Bag;

(iii) in April 2018 an ASTM D5511 study (requested by Ecologic) with the test result showing degradation of 33.9% in 338 days for PE Bag;

(iv) in April 2021 an ASTM D5511 study (requested by Midori Bio) with the test result showing degradation of 9.1% in 55 days Tennis Ball Container;

(v) in July 2022 an ASTM D5511 study (requested by Midori Bio) with the test result showing degradation of 7.9% in 89 days for Golf Ball Core; and

(vi) in July 2022, an ASTM D5511 study (requested by Midori Bio) with the test result showing degradation of 5.8% in 89 days for Golf Ball Cover.

We aim to provide an end-of-life solution for all plastics. The Company does not seek to interfere with current recycling efforts, and instead intends to compliment these efforts with our solutions. We believe that the Midori Biosolutions additive provides brands and retailers with a sustainable solution for fossil fuel-based plastics.

Manufacture
Dispose
(Landfill)
Raw materials
Use
Recycle

Current Product Lifecycle

The Midori Biosolutions additive is 100% organic and non-starch based with no heavy metals. It leaves behind no microplastics or nano plastics, and creates a renewable energy source. The Midori Biosolutions additive aims to provide brands and retailers with a sustainable solution for fossil fuel-based plastics and can be added to virtually all polymer types, processes and applications.

The Midori Biosolutions additive is an FDA compliant proprietary blend of organic compounds. Additionally, it is also FTC labeling compliant. Biodegradation only starts in presence of microbes- Shipping, storage, shelf has no degradation. Process friendly, easily integrates with your current packaging supplier.

●	Food Contact Compliant – FDA (USA), ANVISA (Brazil), FAST (Europe)
●	Non-Toxic:
-	Free of BPA, phthalates, and toxic materials such as lead,
●	cadmium, hexavalent chromium and mercury
-	Compliant to CA Prop 65 (California Safe Drinking Water Act)
-	Compliant with US CONEG (Coalition of Northeastern Governors)
-	Zero heavy metals
●	Terrestrial Plant Toxicity Test (Certified ASTM E1963)

The foregoing claims about our product (Midori-Biosolutions) are supported by test results of the American Standard Testing Methods D5511 studies conducted by independent third-party laboratories (as described further below), compliance studies, certifications, and other information about the additive which we have obtained from EcoLogic, the supplier of the additive.

We believe that the organic formulations in the Midori Biosolutions additive integrate seamlessly into most manufacturing processes. The technologies are supported by independent third-party laboratories using American Standard Testing Methods. The test results of the ASTM D5511 studies, which is a global standard measurement for landfill biodegradation which measures biogasses created during the biodegradation process, shows the different degradation rates of various products using the Midori Biosolutions additive. Further, this study shows scientific validation that the Midori Biosolutions additive works to accelerate the natural biodegradation process.

Product Highlights

midoribio
Investor Presentation

Highlights

Accelerated Biodegradation

Our additive cuts time to just 3-5 years.

Easy to Implement

An organic additive is integrated into plastic as it's created.

75% Reduction

Provides end-of-life strategy for government/business stakeholders by reducing plastic volume in landfills by 75%.* Does not interfere with current recycling methods.

FDA Approved

Fully compliant with the government agencies in our industry.

Highly Relevant

The additive is already being applied by companies, including major brands.

Experienced Leadership

A team with over 30 years experience with building several brands to success

*American Standard Testing Method (ASTM) D5511

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Our Strategy

We are pursuing a unique direction in seeking to build our market presence and customer base. We plan to target consumer brands, governments, and consumers.

Consumer Brands: We are targeting consumer and industrial brands who are searching for a sustainable direction. We believe that major brands that have used our products have recognized just how essential our customer-focused mission is in the discussions regarding plastic end-of-life strategy driven by landfill capacity and positive ESG scores. Additionally, we are targeting consumer and industrial brands who deal with “problematic” plastics as these are plastics that are not easily recycled which includes any plastics that are multilaminate films or multi-substructure items such as tennis cans, tennis balls, toys, tires, barrier food packaging and breathable food packaging. We are also targeting consumer and industrial brands who deal with recyclable plastics such as packaging items, garbage bags, diapers, coffee pods and single use plastics like forks/plates.

Governments: Landfill capacity expiration dates are driving the plastic diversion tactic policies, which are not achieving their targets. We believe that our additive provides government with a solution to extend their current landfill lifecycle.

Consumers: We aim to provide consumers with a sustainable, educated introduction as to how our solution enhances the biodegradability of plastics with end-of-life strategy that will provide consumer pressure on brands to implement.

Current Status and Planned Growth Initiatives

As of the date hereof, 51 branded companies have either, integrated, or are in the testing process of integrating, the Midori Biosolutions additive throughout the food, drug, textile and durance consumer goods sector globally.

We currently seek to meet key growth initiatives in the near- and medium-term future by working with brand stakeholders with the successful support of government lobbying and brand marketing.

Consumer Brands: We are working with 51 consumer and industrial brands who are searching for a sustainable direction. We have firm commitments from major brands, such as Wilson Tennis, Planters Peanuts, Johnvince Foods, CMI Orchards, and Guycan Thermoforming, to purchase 24,000, 7,000, 6,000, 6,100 and 13,200 pounds of Bio-Solutions additive, respectively, to be integrated into their food packaging materials giving them a marketing advantage over their competition from a sustainability platform. We believe that once these sustainability marketing campaigns have been launched publicly by these brands in the fourth quarter of 2022 and first quarter 2023, such sustainability marketing campaigns will create a pathway for other more conservative brands to utilize Midori-Biosolutions additive that are waiting for other brands to launch first. We received such firm commitments by way of informal e-mail orders (which is standard in our industry rather than formal agreements).  We are in testing and pre-launch production mode as to a number of other major brands, in the foods, beverages, sporting goods, footwear and medicinal industries such as Keen Shoes, Snibb’s Shoes, and GP8 Water. We are not at liberty to disclose the identity as to those other brands at the current time because we are subject to non-disclosure agreements with penalties to deter disclosure prior to launch by such brands in order to give such brands a marketing advantage over their competition from a sustainability platform.

Governments: Landfill capacity expiration dates are driving the plastic diversion tactic policies, which have not improved in the last 20 years causing governments to look towards new technologies like biodegradability. We are working with the Canadian Federal Government (ECCC Department) on creating Single Use Plastic ban exceptions for products that include the Midori Biosolutions additive. We are also working with the Ontario Government (Ministry of Environment) to support their Industrial Composting program with products that include the Midori BioSolutions additive.

Consumers: We aim to provide consumers with a sustainable, educated introduction as to how our solution enhances the biodegradability of plastics with end-of-life strategy with agreements with brands launching the Midori Biosolutions additive in their products to do co-branded consumer marketing.

Effects of Coronavirus on the Company

If the current outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Company. We face various risks related to the ongoing coronavirus disease 2019 (“COVID-19”) pandemic. Such risks include disruptions or restrictions on our employees’ ability to work effectively, as well as temporary closures of our facilities or the facilities of our customers or suppliers.

It is possible that the continued spread of COVID-19 could also further cause disruption in our supply chain by an average of 3 to 6 months depending on where globally we are working; cause delay or limit the ability of other customers to perform, including in making timely payments to us; and cause other unpredictable events. In addition, the continued spread of COVID-19 has led to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital.

We continue to work with our stakeholders (including customers, employees, suppliers and local communities) to responsibly address COVID-19. Our management is focused on mitigating the impact of the pandemic, which has required and will continue to require a substantial investment of time and resources across the Company and could delay other value-added initiatives. Management has moved as many operations to virtual meetings in order to facilitate the progression of each project. However, in-person/on-site, plant trials have been moved to remote plant trials where necessary. We are still seeing delays of 6 to 9 months to on-board customers due to delays in shipping plant trial samples and testing data results. We continue to monitor the situation, to assess further possible implications to our business, supply chain and customers, and to take actions in an effort to mitigate adverse consequences.

The situation surrounding COVID-19 remains fluid and the ongoing impact on our business and results of operations, financial condition, expected cash flows and liquidity increases the longer the virus impacts activity levels in the United States and globally, both during the initial outbreak, as well as if additional outbreaks occur at a later date. For this reason, we cannot reasonably estimate with any degree of certainty the future impact COVID-19 may have on our results of operations, financial position, and liquidity. The extent to which the COVID-19 pandemic may impact our business, operating results, financial condition and liquidity will depend on future developments and numerous and evolving factors that are highly uncertain, vary by market and cannot be accurately predicted or quantified at this time, including the duration and spread of the outbreak. In 2021 several industry trade shows were cancelled causing delays in planned revenue from new customers that are seasonal in nature resulting in lost revenue of CAD$350,000 ($274,706) and the potential of new customers in the “Food” channel. We also lost CAD$324,000 ($254,300) in revenue from our “Sporting Goods” channel due to factory shutdowns in Asia due to COVID-19. We rely on ASTM testing data to support customer claims, which has suffered delays in getting results and thus delaying new project development for which we have sourced additional qualified testing labs globally to mitigate the delays going forward. COVID-19 has also created a decreased supply of resins (base ingredient in our additive) that triggered a price increase in our raw material by 10%. However, we believe these supply chain issues (shortage of supplies and increased prices) triggered by COVID-19 have been in the process of resolving in general. More specifically, we believe that the decreased supply and increased prices of resins supplied to EcoLogic and increased prices of the additive supplied by EcoLogic to us to be temporary as we anticipate supply chain issues created by COVID-19 are in the process of resolving due to increased production of the resins and additional inventories of resin becoming available from countries outside the USA and Canada, which will positively impact our business and results of operations, financial condition, expected cash flows and liquidity.

New information concerning the transmission and severity of COVID-19; government mandated restrictions and regulations; business and workforce disruptions; impact on demand for our products, and the effectiveness of actions taken to contain and treat the disease; actions taken or that might be taken by governments, businesses or individuals to contain or reduce its repercussions and mitigate its economic implications; evolving macroeconomic factors, including general economic uncertainty, unemployment rates and recessionary pressures; decreased consumer spending levels; reduction or changes in customer demand for our products and services; our ability to manufacture (risk has been mitigated by spreading our supply production out over 4 different facilities in the USA), sell and provide our products and services, including as a result of travel restrictions, closed borders, operating restrictions imposed on our facilities or reduced ability of our employees to continue to work efficiently (primarily with Asian facilities); increased operating costs (whether as a results of changes to our supply chain or increases in employee costs or otherwise) which we have seen in shipping container costs by CAD$3,000 ($2,273) to CAD$15,000 ($11,364) per container; collectability of customer accounts; additional and prolonged devaluation of other countries’ currencies relative to the dollar; and the general impact of the pandemic on our customers, employees, suppliers, vendors and other stakeholders. Additionally, customers might defer decision making, delay orders or seek to renegotiate or unlikely but possibly cancel some agreements.

The continuing global pandemic may also result in delays in our ability to apply for and obtain further regulatory approval for our products in various jurisdictions possibly by 3 to 6 months.

The impact of COVID-19 may also exacerbate other risks discussed herein, any of which could have a material effect on us. This situation is changing rapidly, and additional impacts may arise that we are not aware of currently.

Effects of the Conflict in Ukraine on us

Our business financial condition and results of operations may be further negatively affected by economic and other consequences from the conflict in the Ukraine and the sanctions imposed in response to that action in late February 2022. While we expect any direct impacts of the pandemic and the conflict in Ukraine to the business to be limited, the indirect impacts on the economy and the industry in general could negatively affect the business. There can be no assurance that we will not be impacted by adverse consequences that may be brought about on our business, results of operations, financial position and cash flows in the future.

Intellectual Property

On December 14, 2021, the Company submitted an Application for Canadian Registrar of Trademark to the Innovation, Science and Economic Development of Canada at the Canadian Intellectual Property Office, under Application Number 2153979 for the following design trademark:

If the application is approved, the duration of the foregoing trademark will be for a period of 10 years, however there can be no assurance that the foregoing application will be approved as planned, or at all.

Competition

We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective or less expensive than our product, our commercial opportunities will be negatively impacted. Our competitors include the following:

●	Eco Pure which deals with old OXO technology, creating microplastics.
●	Biosphere which also deals with OXO technology, creating microplastics.
●	Ciclo which deals with textiles only.

We plan to compete with such competitors by a combination of:

●	Focus on consumer brands in food/non-food usage
●	Working with brand stakeholder contacts such as brand owners vs downstream extrusion introduction, as extruders have little influence on brand owners
●	Introducing design letter mark on all customer packaging to build awareness/trust with consumers and brands
●	Work with government(s), such as Canadian Federal, Ontario Provincial, Israel, Netherland and Germany to educate and promote how this new technology helps meet their landfill diversion goals
●	B2B (business to business marketing) and Direct to consumer marketing

We believe that the main scientific advantage of our additive, as compared to others in the market, is that they use the old OXO technologies using heavy metal and starches and that we do not. We only use technology that does not contain heavy metals. By not using the OXO technology, we also do not create any microplastics, which our competitors do. Our competitors who use OXO technology in their process encounter problems with packaging disintegrating prematurely during the normal use of their product. However, as we do not use this old technology our additive only biodegrades in landfills and marine environments.

Government Regulation

Regulation by government authorities in the United States and other countries is a significant factor in the production and marketing of biodegradable plastic additives, like the Midori Biosolutions additive, and the ongoing R&D activities relating to the additives. In order to research, develop, and manufacture products for customers and ultimately for consumer use, manufacturers of biodegradable plastic additives, in our case currently third party manufacturers of the Midori Biosolutions additive, must satisfy mandatory procedures and standards established by various regulatory bodies. Compliance with these standards is complex, and failure to comply with any of these standards can result in significant consequences.

Some applications for which the Midori Biosolutions additive may be suitable, such as food packaging, involve food contact, which is regulated by the U.S. Food and Drug Administration (“FDA”) in the U.S. The Midori Biosolutions additive has been cleared for use in food-contact applications by the FDA. The additive is also contained on positive lists for food-contact in the European Union and South America. The third-party manufacturers of the additive are in the process of seeking further regulatory approvals necessary to sell and produce the additive based on local requirements in various jurisdictions worldwide, and they are prepared to seek additional such approvals as may become necessary in the ordinary course of business.

The manufacturing of the Midori Biosolutions additive is subject to federal, state, local and foreign laws, rules and regulations relating to environmental and health and safety concerns including air emissions, wastewater discharges, and solid and hazardous waste management activities, including, but not limited to, the rules and regulations of the U.S. Environmental Protection Agency (“EPA”). Manufacturers are required to take actions necessary to comply with such regulations. These steps include periodic environmental audits of manufacturer’s facilities. The audits, conducted by independent engineering firms with expertise in environmental compliance, include site visits at each location, as well as a review of documentary information, to determine compliance with such federal, state, local and foreign laws, rules and regulations.

The Federal Trade Commission (“FTC”) exercises jurisdiction over the advertising of Midori-Biosolutions additive. The FTC considers whether a product’s advertising claims are accurate, truthful and not misleading pursuant to its authority under the Federal Trade Commission Act, or FTC Act. The FTC has instituted numerous enforcement actions against companies for failure to adequately substantiate claims made in advertising or for the use of otherwise false or misleading advertising claims. These enforcement actions have resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved. Such actions can result in substantial financial penalties and significantly restrict the marketing of a dietary supplement.

Currently, the Company is the distributor, marketer and seller of the Midori Biosolutions additive and, therefore, is only subject to the rules and regulations of the FTC exercising jurisdiction over the advertising of the additive as well as the FDA exercising jurisdiction over the use of the additive in connection with food packaging, involving food contact.

If the Company acquires the intellectual property rights to the additive from EcoLogics in the future and the Company decides to manufacture the additive, the Company will also become subject to the rules and regulations set forth above governing the manufacture of the additive.

Proof of Biodegradability

Our products have been tested and proven to show acerated biodegradability for landfills, composting and marine acerated biodegradation. We submit our products for testing and obtain such results from independent third party recognized laboratories, such as IE EDEN LABS USA, using the global test standards under ASTM test standards (ASTM D5511, D6400 and D6691) for our base products. These tests provide proof of acerated biodegradability versus non-treated plastics. As customers purchase product for a specific use, the customer typically obtains such proof of biodegradability to cover the customer’s manufacturing specifications.

Risks Related to Our Business

Our ability to execute on our business strategy is subject to a number of risks, which are discussed more fully in the section titled “Risk Factors” beginning on page 21. You should carefully consider these risks before making an investment in our common shares. These risks include, among others, the following:

●	Midori Group is an early stage company with a limited operating history. Such limited operating history of Midori Group may not provide an adequate basis to judge our future prospects and results of operations.

●	The management of Midori Group has concluded that material uncertainties exist which may raise substantial doubt about its ability to continue as a going concern and the auditor of Midori Group and its predecessor Midori-Bio has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the period from January 6, 2021 (inception) through September 30, 2021.

●	We are a holding company with no operations and rely on our operating subsidiary (Midori-Bio Inc.) to provide us with funds necessary to meet our financial obligations and to pay taxes, expenses and dividends. The subsidiary’s ability to pay dividends or make other distributions and payments to us may be subject to various limitations and restrictions, including, but not limited to, the operating results, cash requirements and financial condition of the subsidiary, the applicable provisions of Ontario law that may limit the amount of funds available for distribution to the shareholders of the subsidiary, compliance by the subsidiary with restrictions, covenants and financial ratios related to future indebtedness, and other agreements entered into by the subsidiary with third parties.

●	We may require additional funding for our growth plans, and such funding may result in a dilution of your investment.

●	We need to raise additional capital or take other measures in the next few months in order to continue our operations and the current credit and financial environment is very uncertain.

●	We face various risks related to the ongoing coronavirus (COVID-19) pandemic and similar public health crises, which may have material adverse effects on our business, financial position, results of operations and liquidity.

●	The commercial success of our business depends on the widespread market acceptance of plastics manufactured with the Midori Biosolutions additive which we believe accelerates the biodegradability of plastic products to just a few years, by third-parties and if we are unable to generate interest in plastic products produced with the Midori Biosolutions additive, we will be unable to generate sales and we will be forced to cease operations.

●	Currently, we distribute, sell and market a single private brand labeled additive (the Midori Biosolutions additive) which is currently produced and supplied by only one supplier, EcoLogic, LLC (“EcoLogic”) and, therefore, we are entirely dependent on our relationship with EcoLogic and if that relationship were terminated, the Company’s business, financial condition and results of operations would be materially adversely affected. Pursuant to the distribution agreement between EcoLogic and the Company, we are obligated to distribute the product for Ecologic for a term of five years. We could lose the right to distribute the product if we do not meet the required sales goals, or otherwise breach the distribution agreement.

●	Although we seek to diversity our client base, we have historically depended on, and expect to continue to depend on, a limited number of customers for a high percentage of our revenues.

●

We do not own the intellectual property rights to the additive constituting Midori Biosolutions. Although we plan to acquire the intellectual property rights from EcoLogic with a portion of the proceeds in the offering, EcoLogic has no obligation to sell us the intellectual property rights.

●	Upon acquisition of the intellectual property rights to the additive, we anticipate relying on a limited number of suppliers and we may not be able to find replacements or immediately transition to alternative suppliers, which could have a material adverse effect on our financial condition, results of operations and reputation.

●	Established product manufacturers could improve their ability to recycle their existing products or develop new environmentally preferable products which could render our technology less competitive.

●	We face competition from various competitors, many of whom have far greater resources than we have currently, which may make it more difficult for us to achieve significant market penetration.

●	Given our limited resources, we may not effectively manage our growth.

●	Fluctuations in the costs of our raw materials and competitive products could have an adverse effect on our results of operations and financial condition.

●	Our operations are subject to regulation by the U.S. Food and Drug Administration to the extent the Midori Biosolutions additive is a component of food and beverage containers.

●	Regulatory changes applicable to us, or the products in our end-use markets, could adversely affect our financial condition and results of operations.

●	We may be liable for damages based on product liability claims brought against our customers in our end-use markets.

●	Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

●	If our products do not perform as expected or the reliability of the technology on which our product is based is questioned, we could experience lost revenue, delayed or reduced market acceptance of our product, increased costs and damage to our reputation.

●	If we are unable to manufacture our product in sufficient quantities and in a timely manner, our operating results will be harmed, our ability to generate revenue could be diminished and our gross margin may be negatively impacted.

●	Our operating results may fluctuate significantly, our customers’ future purchases are difficult to predict and any failure to meet financial expectations may result in a decline in our stock price.

●	We may not be able to timely fill orders for our products.

●	If the Company’s supply chain is disrupted, our financial condition and results of operations could be materially adversely affected.

●	Unavailability of raw materials used to manufacture our organic additive product, increases in the price of the raw materials, or the necessity of finding alternative raw materials to use in our products could delay the introduction and market acceptance of our products.

●	We may not be able to successfully compete in the environmentally friendly plastic products market.

●	We are dependent on third parties to transport our products, so their failure to transport our products could adversely affect our earnings, sales and geographic market.

●	Purchasers of biodegradable plastic products that contain our organic additive may assert product liability claims against us, which may materially and adversely affect our financial condition.

●	Our Company is subject to regulation by the Federal Trade Commission with respect to our environmental marketing claims.

●	Some of our directors or officers are residents of Canada rather than the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult and it may be difficult to assert claims or enforce judgments under U.S. securities laws against them or us.

●	Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

●	Foreign currency fluctuations and local laws and practices may reduce our competitiveness and sales in foreign markets.

●	Once our Common Shares and Warrants are listed on the Nasdaq Capital Market, there can be no assurance that we will be able to comply with Nasdaq Capital Market’s continued listing standards.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq Capital Market corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

From inception (January 6, 2021) through September 30, 2021, Midori Group generated CAD$351,476 ($266,270) in revenues, net income of CAD$37,382 ($28,320), and cash flows generated from operations of CAD$36,815 ($27,890). For the six months ended March 31, 2022, Midori Group generated CAD$6,479 ($4,908) in revenues, net loss of CAD$11,990,279 ($9,083,545), and cash flows used in operations of CAD$1,477,229 ($1,119,113). As at March 31, 2022, Midori Group had an accumulated deficit of CAD$11,952,897 ($9,055,225) and working capital surplus of CAD$5,015,956 ($3,799,967). The continued operations of Midori Group is dependent on future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing. The above events and conditions indicate a material uncertainty that may cast significant doubt about the ability of Midori Group to continue as a going concern. The financial statements included elsewhere in this filing, have been prepared on the basis Midori Group will operate as a going concern, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should Midori Group be unable to continue as a going concern. See “Risk Factors—The management of Midori Group has concluded that material uncertainties exist which may raise substantial doubt about its ability to continue as a going concern and the auditor of Midori Group and its predecessor Midori-Bio has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the period from January 6, 2021 (inception) through September 30, 2021.”

Implications of Our Being an “Emerging Growth Company”

As a company with less than USD$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, occurred, if we have more than USD$1.07 billion in annual revenues, have more than USD$ 700 million in market value of our Common Shares held by non-affiliates, or issue more than USD$ 1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

Midori Group Inc., a British Columbia corporation, was originally incorporated as 1284670 B.C. LTD in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021 and renamed to Midori Group Inc. on June 29, 2022. Our wholly owned operating subsidiary, Midori-Bio Inc., a federal corporation incorporated under the Canada Business Corporations Act on January 6, 2021, and extra-provincially registered in the province of Ontario, Canada.

On August 30, 2021, Midori Group Inc. entered into a Share Exchange Agreement, as amended on October 31, 2021, with Midori-Bio Inc. and the Midori-Bio Shareholders. The Share Exchange Agreement closed on January 6, 2022, and at such time Midori Group Inc. acquired all of the issued and outstanding capital stock of Midori-Bio Inc. (consisting of 22,000,000 Class A Common shares) from Midori-Bio Shareholders in exchange for 22,000,000 common shares of Midori Group Inc. to the Midori-Bio Shareholders at a deemed price of CAD $0.50 ($0.38) per share, and Midori-Bio Inc. became a wholly owned subsidiary of Midori Group Inc.

Midori Group Inc. is currently incorporated and in good standing in British, Columbia, Canada. Our principal executive offices are located at 5 Hazelton Avenue Suite 400, Toronto, ON M5R 2E1, and our telephone number 905-330-9113. Our website address is www.midori-bio.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares.

The Offering

Issuer:	Midori Group Inc.

Securities offered by us:	[●] Units, each unit consists of one (1) Common Share and one (1) Warrant to purchase one (1) Common Share (or [●] Units if the Underwriter exercises its over-allotment option in full). The Units will not be certificated and the Common Shares and the Warrants are immediately separable at closing and will be issued and tradeable separately, but will be purchased together as a unit in this offering.

Public Offering Price:	$[●] per Unit (based on an assumed public offering price per unit of $[●], which is the midpoint of the price range set forth on the cover page of this prospectus). The actual offering price per unit will be as determined between the Underwriters and us based on market conditions at the time of pricing. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

Description of Warrants included in units offered by us:	The exercise price of the Warrants is $[●] per share (100% of the assumed public offering price of one Unit). Each Warrant is exercisable for one Common Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our Common Shares as described herein. A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding Common Shares after exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. Each Warrant will be exercisable immediately upon issuance and will expire five years after the initial issuance date. The terms of the Warrants will be governed by a Warrant Agent Agreement, dated as of the effective date of this offering, between us and [●], as the Warrant agent (the “Warrant Agent”). This prospectus also relates to the offering of the Common Shares issuable upon exercise of the Warrants. For more information regarding the Warrants, you should carefully read the section titled “Description of Securities—Warrants” in this prospectus.

Over-allotment option:	We have granted the Representative an option to purchase up to an additional [●] Common Shares and/or Warrants to purchase up to [●] Common Shares (equal to 15% of the number of Common Shares and Warrants underlying the Units sold in the offering), from us in any combination thereof, at the public offering price less the underwriting discount and commissions solely to cover over-allotments, if any. The Representative may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Common Shares outstanding before this offering:	44,646,500 Common Shares (1)

Common Shares to be outstanding after this offering:	[●] shares (assuming that none of the Warrants are exercised) and [●] if the Warrants offered hereby are exercised in full. If the Representative’s over-allotment option is exercised in full, the total number of Common shares outstanding immediately after this offering would be [●] (assuming that none of the Warrants are exercised) and [●] if the Warrants offered hereby are exercised in full.

Capital stock:	Our Common Shares is common equity and contains no preferences as to other classes of our capital stock. Each Common Share entitles the holder to one vote on all matters submitted to the vote of the stockholders, including the election of directors.

Representatives’ Warrants:	The registration statement of which this prospectus is a part also registers for sale warrants (the “Representative’s Warrants”) to purchase [●] Common shares (3% of the Common Shares sold in this offering) to the underwriters, as a portion of the underwriting compensation payable in connection with this offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, 180 days following the commencement date of sales in this offering and expiring five-years following the commencement date of sales in this offering at an exercise price of $[●] (125% of the public offering price of the Units). Please see “Underwriting—Representative’s Warrants” for a description of these warrants.

Use of proceeds:	We expect to receive net proceeds from this offering of approximately CAD$____ ($_______) (or approximately CAD$____ ($_______) if the Representatives exercise in full their over-allotment option) based upon an assumed initial public offering price of CAD$____ ($ ) per unit, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions (7.00% of the gross proceeds of the offering) and after our offering expenses, estimated at CAD$____ ($_______). We intend to use the net proceeds from this offering to fund (i) the acquisition of technologies that are complementary to our current business, which may include, but are not limited to, the intellectual property rights from EcoLogic, LLC to the organic additive which we private brand label Midori Biosolutions, (ii) the commercialization of Midori Biosolutions, (iii) marketing of Midori Biosolutions, (iv) the purchase of Midori Biosolutions inventory and warehousing, and (v) working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors:	See “Risk Factors” beginning on page 21 of this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in our Common Shares.

Listing Application; Separation:

We intend to apply to list our Common Shares and the Warrants comprising the Units on the Nasdaq Capital Market under the symbols “MDRI,” and “MDRIW,” respectively. The approval of our listing on the Nasdaq Capital Market is a condition of closing this offering.

We will not be issuing physical units in this offering. At closing, we will issue to investors only the Common Shares and Warrants underlying the units offered hereby.

Lock-Ups:	Our directors, officers and certain of our principal shareholders have agreed with the Representatives not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Shares or securities convertible into Common Shares for a period of 180 days after the date of this prospectus. See “Underwriting—Lock-Up Agreements.”

Dividend policy:	We do not anticipate declaring or paying any cash dividends on our Common Shares following our public offering.

(1)	Unless we indicate otherwise, all information in this prospectus:

●	is based on 44,646,500 Common Shares issued and outstanding as of December 2, 2022;

●	assumes no exercise by the Underwriter of its option to purchase up to an additional [●] Common Shares and/or Warrants to purchase [●] Common Shares to cover over-allotments, if any;

●	excludes 464,240 Common Shares issuable upon exercise of compensation options at an exercise price of CAD$0.50 ($0.38) per share as of December 2, 2022;

●	excludes 9,000,000 Common Shares issuable upon exercise of outstanding warrants at a weighted average exercise price of CAD$0.05 ($0.04) per share as of December 2, 2022;

●	excludes 5,000,000 Common Shares issuable upon exercise of outstanding performance warrants at a weighted average exercise price of CAD$0.25 ($0.19) per share as of December 2, 2022;

●	excludes [●] Common Shares issuable upon the full exercise of the Warrants (included as part of the units and over-allotment option) offered hereby; and

●	excludes [●] Common Shares underlying the Representative’s Warrant to be issued to the Underwriter in connection with this offering.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents the selected historical financial data of Midori Group Inc. for the periods indicated. The selected historical financial data for the period from inception, January 6, 2021 through September 30, 2021 and the balance sheet data as of September 30, 2021 are derived from the audited financial statements of Midori-Bio Inc. (which now constitute the historical financial statements of Midori Group Inc.). The summary historical consolidated financial data for the six months ended March 31, 2022 and the balance sheet data as of March 31, 2022 are derived from the unaudited consolidated financial statements of Midori Group Inc.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements of Midori Group Inc. and the notes thereto included elsewhere in this prospectus.

(In CAD$ and USD$)	For the Period from January 6, 2021 (Inception) Through September 30, 2021 (CAD$)	For the Period from January 6, 2021 (Inception) Through September 30, 2021 (USD$)	For the Six Months Ended March 31, 2022 (CAD$)	For the Six Months Ended March 31, 2022 (USD$)
			(unaudited)
Statement of Operations Data
Revenue	$351,476	$266,270	$6,479	$4,908
Cost of sales	(118,496)	(89,770)	3,092	2,342
Gross margin	232,980	176,500	3,387	2,566
Operating expenses
General and administrative	(197,162)	(149,365)	(1,178,095)	(892,496)
Total operating expenses	(197,162)	(149,365)	(1,178,095)	(892,496)
Loss from operations	35,818	27,135	(1,174,708)	(889,930)
Total other expenses	7,027	5,323	(10,815,571)	(8,193,614)
Loss before provision for taxes	42,845	32,458	(11,990,279)	(9,083,544)
Income tax provisions	(5,463)	(4,139)	-	-
Net income (loss)	$37,382	$28,319	$(11,990,279)	$(9,083,544)
Basic and diluted net profit (loss) per share	$0.00	$0.00	$(0.46)	$(0.35)

Balance Sheet Data (at period end)
Cash	$36,930	$27,977	$4,862,025	$3,683,352
Working capital (1)	$37,497	28,407	$5,015,956	$3,799,967
Total assets	$52,460	39,742	$5,209,407	$3,946,520
Total liabilities	$14,963	11,336	$187,921	$142,364
Stockholders’ equity	$37,497	28,407	$5,021,486	$3,804,156

(1)	Working capital represents total current assets less total current liabilities.

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, including our historical financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares and Warrants. Refer to “Cautionary Statement Regarding Forward-Looking Statements.”

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to Our Business and Industry

Midori Group is an early-stage company with a limited operating history. Such limited operating history of Midori Group may not provide an adequate basis to judge its future prospects and results of operations.

On January 6, 2022, pursuant to the closing of the Share Exchange Agreement, we acquired Midori-
Bio, and Midori-Bio thereafter became our wholly owned subsidiary, and the business of Midori-Bio became the business of the Company going forward. Midori Group has limited experience and a limited operating history in which to assess its future prospects. In addition, the biodegradable plastic market for the additive offered through Midori-Bio is highly competitive. If we fail to successfully develop the additive (assuming we acquire the intellectual property rights to the additive with a portion of the proceeds of the offering in order to permit us to produce the additive ourselves), or if we fail to successfully market the additive through Midori-Bio, in an increasingly competitive market, we may not be able to capture the growth opportunities associated with it or recover our development and marketing costs, and our future results of operations and growth strategies could be adversely affected. The limited history of Group may not provide a meaningful basis for investors to evaluate our business, financial performance, and prospects.

The management of Midori Group has concluded that material uncertainties exist which may raise substantial doubt about its ability to continue as a going concern and the auditor of Midori Group and its predecessor Midori-Bio has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the period from January 6, 2021 (inception) through September 30, 2021.

From inception (January 6, 2021) through September 30, 2021, Midori Group generated CAD$351,476 ($266,270) in revenues, net income of CAD$37,382 ($28,320), and cash flows generated from operations of CAD$36,815 ($27,890). For the six months ended March 31, 2022, Midori Group generated CAD$6,479 ($4,908) in revenues, net loss of CAD$11,990,279 ($9,083,545), and cash flows used in operations of CAD$1,477,229 ($1,119,113). As at March 31, 2022, Midori Group had an accumulated deficit of CAD$11,952,897 ($9,055,225) and working capital surplus of CAD$5,015,956 ($3,799,967). The continued operations of Midori Group is dependent on future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing. The above events and conditions indicate a material uncertainty that may cast significant doubt about the ability of Midori Group to continue as a going concern and the auditor of Midori Group and its predecessor Midori-Bio has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the period from January 6, 2021 (inception) through September 30, 2021.

The financial statements included elsewhere in this filing, have been prepared on the basis that Midori Group will operate as a going concern, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should Midori Group be unable to continue as a going concern. The financial statements of Midori Group do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including Common Shares issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Ability to Continue as a Going Concern.”

We are a holding company with no operations and rely on our operating subsidiary (Midori-Bio Inc.) to provide us with funds necessary to meet our financial obligations and to pay taxes, expenses and dividends. The subsidiary’s ability to make such distributions and payments to us may be subject to various limitations and restrictions.

We are a holding company with no direct operations that will hold as our principal asset a 100% ownership interest in Midori-Bio Inc. (our wholly owned operating subsidiary) and will rely on the subsidiary to provide us with funds necessary to meet any financial obligations. As such, we will have no independent means of generating revenue. We intend to cause the subsidiary to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses. However, the subsidiary’s ability to pay dividends or make other distributions and payments to us may be subject to various limitations and restrictions, including, but not limited to, the operating results, cash requirements and financial condition of the subsidiary, the applicable provisions of Ontario law that may limit the amount of funds available for distribution to the shareholders of the subsidiary, compliance by the subsidiary with restrictions, covenants and financial ratios related to future indebtedness, and other agreements entered into by the subsidiary with third parties. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (i.e., as a result of the subsidiary’s inability to make distributions due to various limitations and restrictions), we may have to borrow funds, and thus our liquidity and financial condition could be materially and adversely affected.

We may require additional funding for our growth plans, and such funding may result in a dilution of your investment.

We attempted to estimate our funding requirements in order to implement our growth plans. If the costs of implementing such plans should exceed these estimates significantly or if we come across opportunities to grow through expansion plans which cannot be predicted at this time, and our funds generated from our operations prove insufficient for such purposes, we may need to raise additional funds to meet these funding requirements even if this offering is consummated.

These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If we fail to obtain additional financing on terms that are acceptable to us, we will not be able to implement such plans fully if at all. Such financing even if obtained, may be accompanied by conditions that limit our ability to pay dividends or require us to seek lenders’ consent for payment of dividends, or restrict our freedom to operate our business by requiring lender’s consent for certain corporate actions.

Further, if we raise additional funds by way of a rights offering or through the issuance of new shares, any shareholders who are unable or unwilling to participate in such an additional round of fund raising may suffer dilution in their investment.

We need to raise additional capital or take other measures in the next few months in order to continue our operations and the current credit and financial environment is very uncertain.

The Company’s cash flow projections presently indicate that projected revenues will not be sufficient to fund operations over the coming twelve months. As such, the Company will need to raise additional financing or take other measures within the next few months in order to continue its operations. However, as a newly formed business, the Company’s ability to accurately project revenues and expenses can be significantly impacted by unforeseen events, developments and contingencies that cannot be anticipated. For example, the recent instability in the capital markets may make it difficult to raise capital on terms acceptable to the Company, if at all. As such, there can be no assurance that management’s plans to raise additional financing will be successful or sufficient in order to sustain our operations over the coming twelve months.

We face various risks related to the ongoing coronavirus (COVID-19) pandemic and similar public health crises, which may have material adverse effects on our business, financial position, results of operations and liquidity.

We face various risks related to health epidemics, pandemics and similar outbreaks, including the ongoing coronavirus disease 2019 (“COVID-19”) pandemic. Such risks include disruptions or restrictions on our employees’ ability to work effectively, as well as temporary closures of our facilities or the facilities of our customers or suppliers.

It is possible that the continued spread of COVID-19 could also further cause disruption in our supply chain by an average of 3 to 6 months depending on where globally we are working; cause delay or limit the ability of other customers to perform, including in making timely payments to us; and cause other unpredictable events. In addition, the continued spread of COVID-19 has led to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital.

We continue to work with our stakeholders (including customers, employees, suppliers and local communities) to responsibly address COVID-19. Our management is focused on mitigating the impact of the pandemic, which has required and will continue to require a substantial investment of time and resources across the Company and could delay other value-added initiatives. Management has moved as many operations to virtual meetings in order to facilitate the progression of each project. However, in-person/on-site, plant trials have been moved to remote plant trials where necessary. We are still seeing delays of 6 to 9 months to on-board customers due to delays in shipping plant trial samples and testing data results. We continue to monitor the situation, to assess further possible implications to our business, supply chain and customers, and to take actions in an effort to mitigate adverse consequences.

The situation surrounding COVID-19 remains fluid and the ongoing impact on our business and results of operations, financial condition, expected cash flows and liquidity increases the longer the virus impacts activity levels in the United States and globally, both during the initial outbreak, as well as if additional outbreaks occur at a later date. For this reason, we cannot reasonably estimate with any degree of certainty the future impact COVID-19 may have on our results of operations, financial position, and liquidity. The extent to which the COVID-19 pandemic may impact our business, operating results, financial condition and liquidity will depend on future developments and numerous and evolving factors that are highly uncertain, vary by market and cannot be accurately predicted or quantified at this time, including the duration and spread of the outbreak. In 2021 several industry trade shows were cancelled causing delays in planned revenue from new customers that are seasonal in nature resulting in lost revenue of CAD$350,000 ($265,152) and the potential of new customers in the “Food” channel. We also lost CAD$324,000 ($245,455) in revenue from our “Sporting Goods” channel due to factory shutdowns in Asia due to COVID-19. We rely on ASTM testing data to support customer claims, which has suffered delays in getting results and thus delaying new project development for which we have sourced additional qualified testing labs globally to mitigate the delays going forward. COVID-19 has also created a decreased supply of resins (base ingredient in our additive) that triggered a price increase in our raw material by 10%. However, we believe these supply chain issues (shortage of supplies and increased prices) triggered by COVID-19 have been in the process of resolving in general. More specifically, we believe that the decreased supply and increased prices of resins supplied to EcoLogic and increased prices of the additive supplied by EcoLogic to us to be temporary as we anticipate supply chain issues created by COVID-19 are in the process of resolving due to increased production of the resins and additional inventories of resin becoming available from countries outside the USA and Canada, which will positively impact our business and results of operations, financial condition, expected cash flows and liquidity.

New information concerning the transmission and severity of COVID-19; government mandated restrictions and regulations; business and workforce disruptions; impact on demand for our products, and the effectiveness of actions taken to contain and treat the disease; actions taken or that might be taken by governments, businesses or individuals to contain or reduce its repercussions and mitigate its economic implications; evolving macroeconomic factors, including general economic uncertainty, unemployment rates and recessionary pressures; decreased consumer spending levels; reduction or changes in customer demand for our products and services; our ability to manufacture (risk has been mitigated by spreading our supply production out over 4 different facilities in the USA), sell and provide our products and services, including as a result of travel restrictions, closed borders, operating restrictions imposed on our facilities or reduced ability of our employees to continue to work efficiently (primarily with Asian facilities); increased operating costs (whether as a results of changes to our supply chain or increases in employee costs or otherwise) which we have seen in shipping container costs by CAD$3,000 ($2,273) to CAD$15,000 ($11,364) per container; collectability of customer accounts; additional and prolonged devaluation of other countries’ currencies relative to the dollar; and the general impact of the pandemic on our customers, employees, suppliers, vendors and other stakeholders. Additionally, customers might defer decision making, delay orders or seek to renegotiate or unlikely but possibly cancel some agreements.

The continuing global pandemic may also result in delays in our ability to apply for and obtain further regulatory approval for our products in various jurisdictions possibly by 3 to 6 months.

The impact of COVID-19 may also exacerbate other risks discussed herein, any of which could have a material effect on us. This situation is changing rapidly, and additional impacts may arise that we are not aware of currently.

The commercial success of our business depends on the widespread market acceptance of plastics manufactured with the Midori Biosolutions additive, which we believe accelerates the biodegradability of plastic products to just a few years, by third-parties and if we are unable to generate interest in plastic products produced with the Midori Biosolutions additive, we will be unable to generate sales and we will be forced to cease operations.

The market for biodegradable plastics produced with the Midori Biosolutions additive is still developing. Our success will depend on consumer acceptance of plastics produced with Midori Biosolutions by third parties. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our product in the plastics market. The standard plastics market sector is well established with entrenched and well-capitalized competitors with whom we must compete. Achieving widespread market acceptance for these products will require substantial marketing efforts and the expenditure of sufficient resources to create brand recognition and customer demand and to cause potential customers to consider the potential benefits of the Company’s products as against the traditional products to which they have long been accustomed. Moreover, we have limited marketing capabilities and resources. To date, substantially all of our marketing activities have been conducted by members of management. The prospects for our product line will be largely dependent upon our ability to achieve market penetration for such products. Achieving market penetration will require sufficient efforts by the Company to create awareness of and demand for our products. The Company’s ability to build its customer base will depend in part on our ability to locate, hire and retain sufficient qualified marketing personnel and to fund marketing efforts, including advertising. There can be no assurance that our products will achieve widespread market acceptance or that our marketing efforts will result in profitable operations.

Currently, we distribute, sell and market a single private brand labeled additive (Midori Biosolutions) which is currently produced and supplied by only one supplier, EcoLogic, LLC and, therefore, we are entirely dependent on our relationship with EcoLogic, LLC and if that relationship were terminated, the Company’s business, financial condition and results of operations would be materially adversely affected. Pursuant to the distribution agreement between EcoLogic and the Company, we are obligated to distribute the product for Ecologic for a term of five years. We could lose the right to distribute the product if we do not meet the required sales goals, or otherwise breach the distribution agreement.

Currently, we distribute, sell and market a single private brand labeled additive which is currently produced and supplied by only one supplier, EcoLogic, LLC. Pursuant to the Distributor Agreement between EcoLogic and the Company, we are obligated to distribute the product for EcoLogic for a term of five years. We could lose the right to distribute the product if we do not meet the required sales goals or otherwise breach the Distributor Agreement. In the event of the termination of the Distributor Agreement, we could no longer purchase and resell the additive to our clients. There is no assurance that we would successfully locate a replacement organic additive to purchase and resell to our clients. The loss of our relationship with EcoLogic would have a material adverse effect on our business, financial condition and results of operations.

Upon acquisition of the intellectual property rights to the additive, we anticipate relying on a limited number of suppliers and we may not be able to find replacements or immediately transition to alternative suppliers, which could have a material adverse effect on our financial condition, results of operations and reputation.

There are only a limited number of suppliers of materials related to our organic additive product, Midori Biosolutions. Specifically at this time, EcoLogic, LLC is our sole supplier with one location in Wisconsin. An interruption in operations of the business related to this product could occur if we encounter delays or difficulties in securing the required materials, or if we cannot then obtain an acceptable substitute. Any such interruption could significantly affect the business related to this product and our financial condition, results of operations and reputation.

For example, we believe that only a small number of suppliers are currently qualified to supply materials for the production of the Midori Biosolutions additive. Currently, we have no control over the suppliers or materials EcoLogic LLC sources to manufacture the Midori Biosolutions additive that EcoLogic LLC supplies to us under our Distribution Agreement with EcoLogic, LLC. However, upon acquisition of the intellectual property rights to and our production of the additive, the use of materials furnished by replacement suppliers would require us to alter our operations related to the Midori Biosolutions additive. Transitioning to a new supplier for our product would be time consuming and expensive, may result in interruptions in our operations, could affect the performance specifications of our product or could require that we revalidate the materials. There can be no assurance that we will be able to secure alternative materials, and bring such materials on line and revalidate them without experiencing interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the materials required for our product, our business related to these products and our financial condition, results of operations and reputation could be adversely affected.

Although we seek to diversity our client base, we have historically depended on, and expect to continue to depend on, a limited number of customers for a high percentage of our revenues.

The loss of, or a significant reduction in orders from, any of these customers, including following any termination or failure to renew a long-term supply contract, would significantly reduce our revenues and harm our results of operations. If a large customer purchases fewer of our products, defers orders or fails to place additional orders with us for any other reason, including for business continuity purposes, our revenue could decline, and our operating results may not meet market expectations. In addition, if those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be materially and adversely affected. Furthermore, if any of our current or future products compete with those of any of our largest customers, these customers may place fewer orders with us or cease placing orders with us, which would negatively affect our revenues and operating results.

We do not own the intellectual property rights to the additive constituting Midori Biosolutions. Although we plan to acquire the intellectual property rights from EcoLogic with a portion of the proceeds in the offering, EcoLogic has no obligation to sell us the intellectual property rights.

We do not own the intellectual property rights to the additive constituting Midori Biosolutions. Our intellectual property currently only consists of a trademark for our private brand label “Midori Biosolutions” as to the additive as the intellectual property rights to the additive are currently held by a third party supplier, EcoLogic, LLC, which has the intellectual property rights to the organic additive which we private brand label as Midori Biosolutions. Although we plan to acquire the intellectual property rights with a portion of the proceeds in the offering so we may manufacture or have third parties manufacture the additive for us, EcoLogic has no obligation to sell us the intellectual property rights.

We may not be successful in protecting our intellectual property and proprietary rights and may be required to expend significant amounts of money and time in attempting to protect these rights. If we are unable to protect our intellectual property and proprietary rights, our competitive position in the market could suffer.

Our success depends in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies, brands and products in the U.S. and in other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems may be caused by, among other factors, a lack of rules and methods for defending intellectual property rights.

The enforceability of patent positions cannot be predicted with certainty. We will apply for patents covering both our technologies and our products, if any, as we deem appropriate. Patents, if issued, may be challenged, invalidated or circumvented. There can be no assurance that no other relevant patents have been issued that could block our ability to obtain patents or to operate as we would like. Others may independently develop similar technologies or may duplicate technologies developed by us. Our future commercial success requires us not to infringe on patents and proprietary rights of third parties, or breach any licenses or other agreements that we have entered into with respect to our technologies, products and businesses. If we were to be sued for patent infringement, we might be subject to significant damages, enjoined from continuing certain businesses, or required to enter into a license agreement. There is no guarantee that such a license would be available at all or available on reasonable terms. If we were to breach any of our existing license agreements, the licensor might exercise its right to terminate the agreement, and if sued, we might be subject to damages.

We are not currently a party to any litigation with respect to any of our patent positions. However, if we become involved in litigation or interference proceedings declared by the U.S. Patent and Trademark Office, or other intellectual property proceedings outside of the U.S., we might have to spend significant amounts of money to defend our intellectual property rights. If any of our competitors files patent applications or obtains patents that claim inventions or other rights also claimed by us, we may have to participate in interference proceedings declared by the relevant patent regulatory agency to determine priority of invention and our right to a patent of these inventions in the U.S. Even if the outcome is favorable, such proceedings might result in substantial costs to us, including from (i) significant legal fees and other expenses, (ii) diversion of management time and (iii) disruption of our business. Even if successful on priority grounds, an interference proceeding may result in loss of claims based on patentability grounds raised in the interference proceeding. Uncertainties resulting from initiation and continuation of any patent or related litigation also might harm our ability to continue our research or to bring products to market.

An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions would undercut or invalidate our intellectual property position. An adverse ruling also could subject us to significant liability for damages, prevent us from using certain processes, products, or brand names, or require us to enter into royalty or licensing agreements with third parties. Furthermore, necessary licenses may not be available to us on satisfactory terms, or at all.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

To protect our proprietary technologies and processes, we rely on trade secret protection as well as on formal legal devices such as patents. Although we have taken security measures to protect our trade secrets and other proprietary information, these measures may not provide adequate protection for such information. Our policy is to execute confidentiality and proprietary information agreements with each of our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not be disclosed to third parties. These agreements also generally provide that technology conceived by the individual in the course of rendering services to us shall be our exclusive property. Even though these agreements are in place there can be no assurances that that trade secrets and proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can fully protect our trade secrets and proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. Costly and time-consuming litigation might be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection might adversely affect our ability to continue our research or bring products to market.

Established product manufacturers could improve their ability to recycle their existing products or develop new environmentally preferable products which could render our technology less competitive.

Several plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of their products. Increased recycling of plastic products could lessen their harmful environmental impact, one major basis upon which we compete.

We face competition from numerous competitors, many of whom have far greater resources than we have currently, which may make it more difficult for us to achieve significant market penetration.

The biodegradable product market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants.

Many of our competitors, such as Eco Pure, Biosphere and Ciclo are large, well-capitalized companies with significantly more market share and resources than we have. As a consequence, they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Many of these competitors have:

●	significantly greater name recognition;

●	larger and more established distribution networks;

●	additional lines of products and the ability to bundle products to offer higher discounts or other incentives to gain a competitive advantage;

●	greater experience in conducting research and development, manufacturing, clinical trials, marketing, obtaining regulatory approval and entering into collaboration or other strategic partnership arrangements; and

●	greater financial and human resources for product development, sales and marketing and patent litigation.

Our current competitors, including certain of our customers, or other companies may at any time develop additional products that compete with our products. If any company develops products that compete with or are superior to our products, our revenue may decline. In addition, some of our competitors may compete by lowering the price of their products. If prices were to fall, we may not be able to improve our gross margins or sales growth sufficiently to maintain and grow our profitability.

Given our limited resources, we may not effectively manage our growth.

Our growth and expansion plan, which includes targeting high-growth segments with commercial products and working with third-party manufacturers and converters of biodegradable plastic products in the adoption of the Midori Biosolutions additive to enlarge our customer base, commencing and expanding our manufacturing capabilities of our product (assuming we acquire the intellectual property rights to the additive), strengthening our product leadership by developing new formulations in conjunction with customer demands and pursuing strategic alliances, requires significant management time and operational and financial resources. There is no assurance that we have the necessary operational and financial resources to manage our growth. This is especially true as we expand facilities and manufacture our organic additive on a larger commercial scale. In addition, rapid growth in our headcount and operations may place a significant strain on our management, administrative, operational and financial infrastructure. Failure to adequately manage our growth could have a material and adverse effect on our business, results of operations, financial condition and the quoted price of our Common Shares.

Disruptions in world financial markets could impede our ability to raise capital necessary to continue our operations and could have a material adverse impact on our future results of operations, financial condition or cash flows, and/or could cause the market price of our Common Shares to decline.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in securities and capital markets, around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and the regulatory climate in the United States and worldwide may impair our ability to raise capital under any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may impede our ability to raise the capital necessary to continue our operations, and may have a material adverse effect on future results of operations, financial condition or cash flows and could cause the price of our Common Shares to decline significantly.

Fluctuations in the costs of our raw materials and competitive products could have an adverse effect on our results of operations and financial condition.

Our results of operations are directly affected by the cost of our raw materials. Our product, the Midori Biosolutions additive, is based in large part on resin futures costing, for our carrier/backbone ingredient. Our additive is included in a masterbatch resin. If we are working with a Polyethylene terephthalate (“PET”) product, which is a type of plastic, we provide our additive in a PET masterbatch resin, if we are working with a Polypropylene (“PP”) product, which is also a type of plastic, then we provide our additive in a PP masterbatch resin. Our ability to offset the effect of raw material prices by increasing sales prices is uncertain. A further increase in the price differential between 10 to 25% based raw materials relative to petroleum-based plastics could have a negative impact on our results of operations and financial position.

Our operations are subject to regulation by the U.S. Food and Drug Administration to the extent the additive is a component of food and beverage containers.

The manufacture, sale and use of organic additives are subject to regulation by the U.S. Food and Drug Administration (the “FDA”). The FDA’s regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. Thus, food and beverage containers are in compliance with FDA regulations if the components used in the food and beverage containers: (i) are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or (ii) are generally recognized as safe for their intended uses and are of suitable purity for those intended uses.

The Midori Biosolutions additive has been cleared for use in food-contact applications by the FDA. Therefore, we believe that the Midori Biosolutions additive is in compliance with all FDA requirements. However, failure to comply with FDA regulations could subject us to administrative, civil or criminal penalties.

Regulatory changes applicable to us, or the products in our end-use markets, could adversely affect our financial condition and results of operations.

We and many of the applications for the products in the end-use markets in which we sell our products are regulated by various national and local regulations. Changes in those regulations could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.

We may be liable for damages based on product liability claims brought against our customers in our end-use markets.

Many of our products may provide critical performance attributes to our customers’ products that will be sold to end users who could potentially bring product liability suits in which we could be named as a defendant. The sale of these products involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the competitive markets in which we operate will continue to depend to a significant extent on our leadership and other key management and technical personnel. We may not be able to retain our current management personnel or to recruit qualified individuals to join our management team. The loss of any key individual could have a material and adverse effect on our business.

If our products do not perform as expected or the reliability of the technology on which our product is based is questioned, we could experience lost revenue, delayed or reduced market acceptance of our product, increased costs and damage to our reputation.

The Midori Biosolutions additive we manufacture is incorporated into biodegradable plastic products that are sold by other companies and we have no control over the manufacture and production of those products. Our success depends on the market’s confidence that we can provide a reliable, high-quality organic additive product that can accelerate the speed of decomposer of biodegradable plastic products. Our reputation and the public image of our product and technologies may be impaired if our product fails to perform as expected. In the future, if our products experience, or are perceived to experience, a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also narrow the scope of the use of our products, which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any lingering concerns in our target market regarding our technology or any manufacturing defects or performance errors in our products could continue to result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

If we are unable to manufacture our product in sufficient quantities and in a timely manner, our operating results will be harmed, our ability to generate revenue could be diminished and our gross margin may be negatively impacted.

Our revenues and other operating results will depend in large part on our ability to manufacture and assemble our organic additive product in sufficient quantities and in a timely manner. Any interruptions we experience in the manufacturing or shipping of our product could delay our ability to recognize revenues in a particular quarter. Manufacturing problems can and do arise, and as demand for our product increases, any such problems could have an increasingly significant impact on our operating results. While we have not generally experienced problems with, or delays in, our production capabilities that resulted in delays in our ability to ship our organic additive product, there can be no assurance that we will not encounter such problems in the future. We may not be able to quickly ship the product and recognize anticipated revenues for a given period if we experience significant delays in the manufacturing process. In addition, we must maintain sufficient production capacity in order to meet anticipated customer demand, which carries fixed costs that we may not be able to offset if orders slow, which would adversely affect our operating margins. If we are unable to manufacture our product consistently, in sufficient quantities, and on a timely basis, our bioprocessing revenue, gross margins and our other operating results will be materially and adversely affected.

Our operating results may fluctuate significantly, our customers’ future purchases are difficult to predict and any failure to meet financial expectations may result in a decline in our stock price.

Our quarterly operating results may fluctuate in the future as a result of many factors such as the impact of seasonal spending patterns, changes in overall spending levels in the biodegradable plastic industry, the inability of some of our manufacturing customers to consummate anticipated purchases of our product due to changes in end-user demand, and other unpredictable factors that may affect ordering patterns. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indicator of our future performance. Additionally, if revenue declines in a quarter, whether due to a delay in recognizing expected revenue, adverse economic conditions or otherwise, our results of operations will be harmed because many of our expenses are relatively fixed. In particular, a large portion of our manufacturing costs, our research and development, sales and marketing and general and administrative expenses are not significantly affected by variations in revenue. If our quarterly operating results fail to meet investor expectations, the price of our Common Shares may decline.

We may not be able to timely fill orders for our products.

In order for us to successfully market our product, we must be able to timely fill orders for our product. Our ability to timely meet our supply requirements will depend on numerous factors including our ability to successfully maintain an effective distribution network and to maintain adequate inventories and the ability of the Company or third parties to adequately produce the Company’s product in volumes sufficient to meet demand. Failure of the Company to adequately supply its products to manufacturers of biodegradable plastic products to adequately produce products to meet demand could materially adversely impact the operations of the Company.

If the Company’s supply chain is disrupted, our financial condition and results of operations could be materially adversely affected.

We currently rely on a single third-party manufacturer and supplier (EcoLogic) for the manufacturing and supply of the additive which we distribute, market and sell under the private brand label Midori Biosolutions. However, we plan to acquire the intellectual property rights to the additive with a portion of the proceeds in the offering so we may manufacture or have third parties manufacture the additive for us. The interruption of supply, or a significant increase in the cost of manufacturing for any reason, could have a material adverse effect on our business, financial condition and results of operation. We could be materially and adversely affected should any of third-party manufacturer facilities be seriously damaged as a result of a fire, natural disaster or otherwise. Further, we could be materially and adversely affected should such third-party manufacturers of biodegradable plastics be subject to adverse market, business or financial conditions.

Unavailability of raw materials used to manufacture our organic additive product, increases in the price of the raw materials, or the necessity of finding alternative raw materials to use in our products could delay the introduction and market acceptance of our products.

The failure by us (upon acquisition of the intellectual property rights to the additive) or third-party manufacturers to procure adequate supplies of raw materials could delay the commercial introduction or shipment and hinder market acceptance of biodegradable plastic manufacturers of our Midori Biosolutions additive. For example, we need to maintain readily available supplies of the Midori Biosolutions additive in commercial quantities. If the supply of Midori Biosolutions is disrupted, we may need to seek alternative sources of raw materials or modify our product formulations if the cost or availability of the Midori Biosolutions additive becomes prohibitive.

We may not be able to successfully compete in the environmentally-friendly plastic products market.

The market for environmentally-friendly plastic products is recent and a rapidly growing segment of the global economy. There are a few companies similar to our company that have entered the biodegradable market in the last few years in anticipation of the perceived opportunities surrounding environmentally safe products and as a result the markets for biodegradable plastic products are highly competitive. A significant factor in the ability of biodegradable plastic products with the Company’s organic additive to compete successfully in the market will be its ability to secure customer commitment and our brand recognition. The consumer product industry is highly competitive and the biodegradable plastic products with the Company’s organic additive will compete with other manufacturers and distributors. Other companies and vendors may also enter into competition with the biodegradable plastic products with the Company’s organic additive as a result of the Company’s increased marketing efforts as expected after this Offering is successfully completed. The lack of financial strength of the Company may be a negative factor for the Company’s ability to penetrate the B2B market even if the biodegradable plastic products with the Company’s organic additive are superior.

We are dependent on third parties to transport our products, so their failure to transport our products could adversely affect our earnings, sales and geographic market.

We will use third parties, such as EasTenn Warehouse & Distribution, for the vast majority of our shipping and transportation needs. If these parties fail to deliver our products in a timely fashion, including due to lack of available trucks or drivers, labor stoppages or if there is an increase in transportation costs, including due to increased fuel costs, it would have a material adverse effect on our earnings and could reduce our sales and geographic market.

Purchasers of biodegradable plastic products that contain our organic additive may assert product liability claims against us, which may materially and adversely affect our financial condition.

Actual or claimed defects in biodegradable plastic products that contain our organic additive could give rise to product liability claims against us. We might be sued because of injury or death, property damage, loss of production or suspension of operations resulting from actual or claimed defects in the biodegradable plastic products that contain our organic additive. Regardless of whether we are ultimately determined to be liable, we might incur significant legal expenses not covered by insurance. In addition, products liability litigation could damage our reputation and impair our ability to market our products. Litigation could also impair our ability to retain products liability insurance or make our insurance more expensive. We currently carry product liability insurance with a liability limit of CAD$5,000,000. Many of the third-party manufacturers carry general commercial liability and umbrella liability insurance that covers the products it manufactures with a liability limit of CAD$5,000,000. We could incur product liability claims in excess of this insurance coverage or that are subject to substantial deductibles, or we may incur uninsured product liability costs. If we are subject to an uninsured or inadequately insured products liability claim based on our products, our business, financial condition and results of operations would be adversely affected.

Our Company is subject to regulation by the Federal Trade Commission with respect to our environmental marketing claims.

The Company advertises that its organic additive accelerates the rate of biodegradability in plastic products and must conform with the Federal Trade Commission’s Guides for the use of Environmental Marketing Claims (the “Guides”). In the event Federal Trade Commission (“FTC”) determines that our organic additive is not in compliance with the Guides and applicable State law regulations, the FTC may bring enforcement actions against on the basis that our marketing claims are false or misleading. Such action could have a material adverse effect on our business operations.

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Toronto, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

Our employee base and operations are located outside the United States in Canada. Most of our software development, third-party contract manufacturing, and product assembly operations are conducted outside the United States.

Risks associated with operations outside the United States include:

●	effectively managing and overseeing operations that are distant and remote from corporate headquarters may be difficult and may impose increased operating costs;

●	fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

●	volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;

●	violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act could result in large fines and penalties;

●	violations of privacy and data security laws could result in large fines and penalties; and

●	tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations.

Foreign currency fluctuations and local laws and practices may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products. We also face adverse changes in, or uncertainty of, local business laws or practices, including the following:

●	foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;

●	restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

●	political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

●	potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

●	staffing may be difficult along with higher turnover at international operations;

●	a government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese yuan;

●	transportation delays and customs related delays that may affect production and distribution of our products; and

●	integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

All of our officers and directors are working under consulting agreements/relationships and have/may have external business opportunities and employment that may be in conflict with us.

Currently, all of our officers and directors are working under consulting agreements/relationships  and may dedicate time and resources to other functions and personal expenditures, some of which may conflict with our objectives as a company . Our officers and directors are not required under such consulting agreements/relationships to devote any specific hours per week to the affairs of the Company. Any and all conflicts of interest entered into by our officers and directors are brought to the company’s board of director’s attention, with a resolution to the conflict addressed as such, at the time of revealment.

Risks Related to This Offering and Ownership of Our Common Stock

Once our Common Shares and Warrants are listed on the Nasdaq Capital Market, there can be no assurance that we will be able to comply with Nasdaq Capital Market’s continued listing standards.

Prior to this offering, there has been no public market for Common Shares. As a condition to consummating this offering, our Common Shares and Warrants offered in this prospectus must be listed on the Nasdaq Capital Market or another national securities exchange. Accordingly, in connection with the filing of the registration statement of which this prospectus forms a part, we intend to apply to list our Common Shares and Warrants (forming part of the units offered hereby) on the Nasdaq Capital Market under the symbols “MDRI” and “MDRIW,” respectively. Assuming that our Common Shares and Warrants are listed and after the consummation of this offering, there can be no assurance any broker will be interested in trading our Common Shares and Warrants. Therefore, it may be difficult to sell your Common Shares or Warrants if you desire or need to sell them. Our underwriters are not obligated to make a market in our Common Shares or Warrants, and even if it makes a market, it can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our Common Shares or Warrants will develop or, if developed, that such market will continue.

Once our Common Shares and Warrants (forming part of the units offered hereby) are approved for listing on the Nasdaq Capital Market, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying Nasdaq Capital Market’s continued listing requirements. Our failure to continue to meet these requirements may result in our Common Shares and Warrants being delisted from Nasdaq Capital Market.

The market price of our Common Shares and Warrants (forming part of the units offered hereby) may be volatile, and you could lose all or part of your investment.

We cannot predict the prices at which our Common Shares and Warrants (forming part of the units offered hereby) will trade. The initial public offering price of our Common Shares and Warrants (forming part of the units offered hereby) will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our Common Shares and Warrants will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our Common Shares and Warrants following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our Common Shares and Warrants following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, the limited public float of our Common Shares and Warrants following this offering will tend to increase the volatility of the trading price of our Common Shares and Warrants. The stock market in general, and companies operating in the biodegradable plastics industry in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations could cause you to lose all or part of your investment in our Common Shares and/or Warrants, since you might not be able to sell your Common Share and/or Warrants at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Common Shares and/or Warrants include, but are not limited to, the following:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products and services by us or our competitors;

●	sales, or anticipated sales, of large blocks of our stock;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	changes in accounting principles or methodologies;

●	acquisitions by us or by our competitors;

●	litigation and governmental investigations; and

●	economic, political and geopolitical conditions or events.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our Common Shares.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our Common Shares and Warrants will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, the stock price would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we are a foreign private issuer and are exempt from certain Nasdaq Capital Market corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require U.S. listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require U.S. listed companies to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three independent members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain common share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Common Share is a “penny stock,” which will require brokers trading in our Common Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Our Common Shares and our Warrants (forming part of the units offered) may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our Common Shares may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our Common Shares and Warrants (forming part of the units offered hereby) will not be considered “penny stock” following this offering since they will be listed on the Nasdaq Capital Market, if we are unable to maintain that listing and our Common Shares and Warrants are no longer listed on the Nasdaq Capital Market, unless we maintain a per-share price above $5.00, our Common Shares and Warrants will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

● If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

● If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our Common Shares or our Warrants and may affect your ability to resell our Common Shares and our Warrants.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our Common Shares or our Warrants will not be classified as a “penny stock” in the future.

If the benefits of any proposed acquisition do not meet the expectations of investors, stockholders or financial analysts, the market price of our Common Shares may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of our Common Shares prior to the closing of the proposed acquisition may decline. The market values of our Common Shares at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of our Common Shares irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with IFRS. Any changes in these estimates, judgments or assumptions, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects.

The preparation of financial statements in accordance with IFRS as issued by IASB requires management and the Board to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in corresponding changes to the amounts of assets and liabilities, income and expenses.

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency”; and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the fiscal year in which the market value of our common shares that are held by non-affiliates is at least $700.0 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs.

Until such time, however, we cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq Capital Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the U.S. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Common Shares could decline, and we could be subject to sanctions or investigations by Nasdaq Capital Market, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Upon becoming a public company, we will incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we will incur significant legal, accounting and other expenses. Upon becoming a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which requires, among other things, that we file with the SEC annual and current reports with respect to our business and financial Capital Market condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq Capital Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of our public offering. We intend to take advantage of this legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

The rules and regulations applicable to public companies substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.

Upon the completion of this offering, based on shares outstanding as of December 2, 2022, our executive officers and directors, combined with our shareholders who owned more than 5% of our outstanding capital stock before this offering will, upon the closing of this offering, in the aggregate, beneficially own shares representing approximately 31% of our common shares. As a result, if these shareholders were to choose to act together, they would be able to significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would be able to significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

●	delay, defer or prevent a change in control;

●	entrench our management and the board of directors; or

●	impede a merger, consolidation, takeover or other business combination involving us that other shareholders may desire.

New investors in our securities will experience immediate and substantial dilution after this offering.

The public offering price of our Units will be substantially higher than the pro forma net tangible book value per share of the outstanding Common Shares immediately after this offering. Based on an assumed public offering price of CAD$____ ($_____) per Unit and our net tangible book value as of _______, 2022, if you purchase our Common Shares in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately CAD$____ ($_____) per share in pro forma net tangible book value. As a result of this dilution, investors purchasing Common Shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

Immediately prior to the consummation of this offering, we have no outstanding stock options to purchase our Common Shares with exercise prices that are below the assumed public offering price of our Units offered hereby. To the extent that these options were equal to or below the offering price and are exercised, there would be further dilution to the purchasers of our Units.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

After the closing of this offering, we will have             common shares outstanding (assuming no exercise of the over-allotment option). This includes the             common shares that we are selling in this offering, which may be resold in the public market immediately. We, our executive officers and directors, and the holders of substantially all of our outstanding common shares, collectively representing             % of our outstanding shares and options on a fully-diluted basis, have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any common shares or any securities convertible into or exercisable or exchangeable for such shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of our common shares, or cause a registration statement or prospectus relating to our common shares to be filed, without the prior written consent of EF Hutton, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. In addition, as of March 31, 2022, there were outstanding          options to acquire our common shares.

If our existing stockholders sell substantial amounts of our Common Shares in the public market following this offering and the expiration of the lock-up agreements, the market price of our Common Shares could decrease significantly. The perception in the public market that our existing stockholders might sell Common Shares could also depress our market price. Upon whole or part exercise of the Warrants or other warrants, respectively, we could significantly increase our outstanding Common Shares.

In addition, the holders of Common Shares will have the right, subject to certain exceptions and conditions, to require us to register their Common Shares under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding Common Shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. A decline in the price of shares of our Common Shares might impede our ability to raise capital through the issuance of additional shares of our Common Shares or other equity securities.

Since we do not expect to pay any cash dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Common Shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds from this offering to fund (i) the acquisition of technologies that are complementary to our current business, which may include, but are not limited to, the intellectual property rights from EcoLogic, LLC to the organic additive which we private brand label Midori Biosolutions, (ii) the commercialization of Midori Biosolutions, (iii) marketing of Midori Biosolutions, (iv) the purchase of Midori Biosolutions inventory and warehousing, and (v) working capital and other general corporate purposes.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our systems and the costs of our research and development activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to price volatility in our Common Shares.

Investors may purchase our Common Shares to hedge existing exposure in our Common Shares or to speculate on the price of our Common Shares. Speculation on the price of our Common Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our Common Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Common Shares for delivery to lenders of our Common Shares. Those repurchases may in turn, dramatically increase the price of our Common Shares until investors with short exposure are able to purchase additional Common Shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our Common Shares that are not directly correlated to the performance or prospects of our Common Shares and once investors purchase the Common Shares necessary to cover their short position the price of our Common Shares may decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Common Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years and we may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If an active, liquid trading market for our Warrants (forming part of the units offered hereby) does not develop, you may not be able to sell your Warrants quickly or at a desirable price.

The Warrants forming a part of the units issued in this offering will be immediately exercisable and expire on the fifth anniversary of the date of issuance. The Warrants will have an initial exercise price per share equal to CAD$____ ($______). In the event that the stock price of our Common Shares does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

There is no established trading market for the Warrants sold in this offering, and the market for the Warrants may be highly volatile or may decline regardless of our operating performance. We intend to apply to list the Warrants offered in this offering the Nasdaq Capital Market under the symbol “MDRIW”. However, an active public market for our Warrants may not develop or be sustained. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our Warrants or how liquid that market might become. If a market does not develop or is not sustained, it may be difficult for you to sell your Warrants at the time you wish to sell them, at a price that is attractive to you, or at all.

Warrants (forming part of the units offered hereby) are speculative in nature.

The Warrants offered in this offering do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the Common Shares and pay an exercise price of CAD$____ ($_____) per share (with an exercise price no less than 100% of the public offering price of a Unit), prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. Commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the Common Shares and pay an exercise price of CAD$____ ($______) per share.

Holders of the Warrants (forming part of the units offered hereby) will have no rights as a Common Shareholder until they acquire our Common Shares.

Until holders of the Warrants acquire Common Shares upon exercise of those warrants, the holders will have no rights with respect to the Common Shares issuable upon exercise of those warrants. Upon exercise of those Warrants, the holder will be entitled to exercise the rights of a Common Shareholder as to the security exercised only as to matters for which the record date occurs after the exercise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the units in this offering will be approximately CAD$____ ($_________________), or approximately CAD$____ ($__________________) if the underwriters exercise their overallotment option to purchase _________ additional Common Shares and ________ additional Warrants to purchase ________ Common Shares in full), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each CAD$____ ($1.00) increase (decrease) in the assumed initial public offering price of CAD$____ ($_____) per share would increase (decrease) the net proceeds to us from this offering by CAD$____ ($___) million, assuming the number of shares of _________ offered by us remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately CAD$____ ($____) million, assuming the assumed initial public offering price of CAD$____ ($______) per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our Common Shares and Warrants (each forming a part of the units) and facilitate our future access to the public capital markets. We currently anticipate that we will use the net proceeds from this offering, together with our existing resources, as follows:

●	approximately CAD$____ ($______________) to fund the acquisition of technologies that are complementary to our current business, which may include, but are not limited to, the intellectual property rights from EcoLogic, LLC to the organic additive which we private brand label Midori Biosolutions;

●	approximately CAD$____ ($_______________) to fund the commercialization of Midori Biosolutions;

●	approximately CAD$____ ($_______________) to fund the marketing of Midori Biosolutions;

●	approximately CAD$____ ($_______________) to fund the purchase of Midori Biosolutions inventory and warehousing;

●	approximately CAD$____ ($_______________) to fund working capital; and

●	the remainder to fund general research and development activities, working capital and other general corporate activities.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

We hope to reach the following milestones in the next 12 months:

●	November 2022 – Acquire intellectual property rights to complimentary technology. Anticipate up to CAD$10,000,000 ($7,575,758) of funding to accomplish this milestone.
●	December 2022 – Launching with Keen Footwear, this outdoor enviro-brand is the first of many footwear brands to incorporate our technology. Footwear market target 1 billion pairs. Anticipate up to CAD$500,000 ($378,788) of funding to accomplish this milestone.
●	December 2022 – Developing a 3PL warehouse operation in Asia with inventory to provide customers a timely access to product and reducing the risk to shipping delays. Anticipate up to CAD$500,000 ($378,788) of funding of inventory/warehouse cost to accomplish this milestone.
●	December 2022 – Launching with Heyuan Pacty. Anticipate up to CAD$175,000 ($132,576) of funding to accomplish this milestone.
●	January 2023 – Launching with Wilson, Head, Penn tennis proving how well our additive integrates into the toughest challenges, gaining creditability at an executive level of all other product channels. We will advertise with these high-profile consumer brands. Anticipate up to CAD$540,000 ($409,091) of funding to accomplish this milestone.

The intended use of proceeds in this section takes into account the potential impacts of COVID-19.

DIVIDEND POLICY

We have never declared or paid any dividends on our Common Shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table shows:

●	Our capitalization as of March 31, 2022; and

●	On a pro forma basis, our unaudited capitalization as of March 31, 2022, as adjusted to reflect the receipt of the net proceeds from the sale by us in this offering of units, at an assumed initial public offering price of CAD$____ ($________) per unit, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting CAD$____ ($_________) in estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2022
	Actual	As Adjusted (1)
(In CAD$)	(Unaudited)
Cash	$4,862,025	$

Stockholders’ equity:
Common shares, no par value; unlimited shares authorized and 31,788,000 shares issued and outstanding on an actual basis, and unlimited shares authorized and _____________ shares issued and outstanding on an adjusted basis, and	4,894,220
Special warrants, 12,858,500 issued and outstanding	5,986,163
Share subscription receivable	-
Reserves	6,094,000
Retained earnings (deficit)	(11,952,897)
Total shareholders’ equity	5,021,486
Total capitalization	$5,209,407	$

(1)	Each CAD$1.32 ($1.00) increase (decrease) in the assumed initial public offering price of $_____ per share would increase (decrease) the net proceeds to us from this offering by CAD$____ ($________) million, assuming the number of shares of __________ offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately CAD$____ ($_____) million, assuming the assumed initial public offering price of CAD$____ ($____) per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after the offering is based on 31,788,000 which is the number of shares outstanding on March 31, 2022, assumes no exercise by the underwriters of their option to purchase up to an additional _______ Common Shares and/or Warrants to purchase an additional _________ Common Shares to cover over-allotments, if any, and excludes:

●	[●] Common Shares issuable upon the full exercise of the Warrants (included as part of the units and over-allotment option) offered hereby;

●	188,000 Common Shares issuable upon exercise of outstanding special warrants at a weighted average exercise price of CAD$______ ($0.10) per share as of March 31, 2022; and

●	[●] Common Shares underlying the Representative’s Warrant to be issued to the Underwriter in connection with this offering.

MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Shares are not currently listed on any national securities exchange market or quoted on the OTC Markets. We intend to apply to list our Common Shares and Warrants (forming part of the units) on the Nasdaq Capital Market under the symbol “MDRI” and “MDRIW,” respectively. There is no assurance that our listing application will be approved by the Nasdaq Capital Market. The approval of our listing on the Nasdaq Capital Market is a condition of closing this offering.

Holders of Common Shares

As of December 2, 2022, there were approximately 215 record holders of our Common Shares. The number of record holders does not include beneficial owners of Common Shares whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividends

We have not paid any cash dividends on our Common Shares and do not currently anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business.

Historical Common Equity Transactions

On June 17, 2021, we granted warrants to 16 investors to purchase 9,000,000 Common Shares at an exercise price of CAD$0.05 ($0.04) per share.

On June 17, 2021, we issued 9,000,000 Common Shares to 16 investors for CAD$0.02 ($0.02) per share, or CAD$180,000 ($136,364) in the aggregate.

On July 7, 2021, we issued an aggregate of 188,000 special warrants to 150 persons at a purchase price of CAD$0.10 ($0.08) per warrant, for an aggregate price of CAD$18,800 ($14,242), to purchase 188,000 Common Shares at no additional consideration following the conversion of the special warrants upon certain events.

On November 8, 2021, we issued 188,000 Common Shares to holders of the special warrants upon their conversion on November 8, 2021.

On December 21, 2021, we closed our first tranche of the Special Warrant financing and issued a total of 10,858,500 Special Warrants at CAD$0.50 ($0.38) per Special Warrant for gross proceeds of CAD$5,429,250 ($4,113,068). The special warrants automatically convert to Common Shares for no additional consideration on the date that is earlier of: (i) the third business day after receipt for a final Prospectus qualifying the distribution of the Special Warrant Shares; and (ii) April 22, 2022. Any Special Warrants exercised prior to the automatic conversion will have a hold period, the later of (i) four months and a day following the date of issuance of the Special Warrant, and (ii) the date we become a reporting issuer in a jurisdiction in Canada.

On December 21, 2021, we granted compensation options to the broker (Research Capital Corporation) to purchase 464,240 Common Shares at an exercise price of CAD$0.50 ($0.38) per share.

On January 6, 2022, we acquired all of the issued and outstanding capital stock of Midori-Bio Inc. (consisting of 22,000,000 Class A Common shares) from the shareholders of Midori-Bio Inc. in exchange for 22,000,000 Common Shares from us to the shareholders of Midori-Bio Inc. at a deemed price of CAD$0.50 ($0.38) per share, and Midori-Bio Inc. became our wholly owned subsidiary.

On January 6, 2022, pursuant to an Advisory Services Agreement, we issued warrants to purchase 1,500,000 Common Shares to Kelvin Lee at an exercise price of CAD$0.25 ($0.19) per share, which can be exercised for a period of 36 months following the date of listing of the Company’s Common Shares on a recognized exchange in Canada or the United States.

On January 6, 2022, pursuant to an Advisory Services Agreement, we issued warrants to purchase 750,000 Common Shares to 1313986 BC ULC at an exercise price of CAD$0.25 ($0.19) per share, which can be exercised for a period of 36 months following the date of listing of the Company’s Common Shares on a recognized exchange in Canada or the United States.

On January 6, 2022, pursuant to an Advisory Services Agreement, we issued warrants to purchase 750,000 Common Shares to Delano International at an exercise price of CAD$0.25 ($0.19) per share, which can be exercised for a period of 36 months following the date of listing of the Company’s Common Shares on a recognized exchange in Canada or the United States.

On January 6, 2022, pursuant to an Advisory Services Agreement, we issued warrants to purchase 2,000,000 Common Shares to Salt Box Capital at an exercise price of CAD$0.25 ($0.19) per share, which can be exercised for a period of 36 months following the date of listing of the Company’s Common Shares on a recognized exchange in Canada or the United States.

On January 21, 2022, we closed our second tranche of the Special Warrant financing and issued a total of 2,000,000 Special Warrants at CAD$0.50 ($0.38) per Special Warrant for gross proceeds of CAD$1,000,000 ($757,576). The special warrants automatically convert to Common Shares for no additional consideration on the date that is earlier of: (i) the third business day after receipt for a final Prospectus qualifying the distribution of the Special Warrant Shares; and (ii) May 22, 2022. Any Special Warrants exercised prior to the automatic conversion will have a hold period, the later of (i) four months and a day following the date of issuance of the Special Warrant, and (ii) the date we become a reporting issuer in a jurisdiction in Canada.

On January 21, 2022, we granted 1,000,000 stock options. Each option is exercisable at CAD$0.50 ($0.38) per share, which can be exercised for a period of 5 years following the date of listing of our Common Shares on a recognized exchange in Canada or the United States. 125,000 will vest 12 months from the date of Listing, 125,000 will vest on 24 months from the date of Listing. The remaining 750,000 will vest in traches: 100,000 will vest upon each $5,000,000 of gross sales generated by the Company, solely from sales to the Approved Clients.

On March 25, 2022, we issued 600,000 Common Shares to Tim Ronchak at a deemed price of CAD $0.50 ($0.38) per share pursuant to a Consulting Agreement date January 13, 2022.

On April 22, 2022, we converted 10,858,500 special warrants into Common Shares.

On May 22, 2022, we converted 2,000,000 special warrants into Common Shares.

We believe that each of the above issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

DILUTION

If you invest in our units (comprised of our Common Shares and Warrants) in this offering, your interest will be diluted to the extent of the difference between the assumed public offering price per Common Share (which forms a part of a unit) and the pro forma net tangible book value per Common Share immediately after this offering.

The net tangible book value of our Common Shares as of March 31, 2022 was CAD$5,021,486 ($3,804,156) or approximately CAD$0.16 ($0.12) per share. Net tangible book value per share represents our total tangible assets of CAD$5,209,407 ($3,946,520) less our total liabilities of CAD$187,921 ($142,364), for a tangible book value CAD$5,021,486 ($3,804,156), divided by the number of issued and outstanding Common Shares, 31,788,000.

Net tangible book value dilution per Common Share in each unit to new investors represents the difference between the amount per Common Share in each unit paid by purchasers in this offering and the pro forma net tangible book value per Common Share immediately after the completion of this offering. After giving effect to our issuance and sale of units in this offering at the assumed public offering price of CAD$____ ($_____) per unit (the midpoint of the range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2022 would have been CAD$____ ($_________) or approximately CAD$____ ($_____) per share. This represents an immediate increase in net tangible book value of CAD$____ ($______) per share to existing stockholders and an immediate dilution in net tangible book value of CAD$____ ($_____) per share to purchasers of units in this offering, as illustrated in the following table in CAD$:

Assumed public offering price per unit			$	_____
Net tangible book value per share as of March 31, 2022		$0.16
Increase in net tangible book value per share attributable to new investors	$	_____
Less: pro forma net tangible book value per share after giving effect to the offering			$
Immediate dilution in net tangible book value per share to new investors			$	_____

The foregoing illustration also does not reflect the dilution that would result from the exercise of any of the Warrants sold in the offering.

The following table sets forth, as of March 31, 2022, the assumed number of Common Shares purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing units (of which Common Shares form a part) in this offering, after giving pro forma effect to the new investors in this offering at the public offering price of CAD$____ ($_______) per unit, together with the total consideration paid an average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price
(in CAD$)	Number	Percent		Amount	Percent		per Share
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100.0%		$

If the Representative’s over-allotment option is exercised in full for Common Shares at the assumed offering price, the number of shares held by new investors will increase to _______ (assuming no exercise of the warrants), or approximately ______% of the total number of Common Shares outstanding after this offering and the shares held by existing stockholders will be _______ Common Shares but the percentage of shares held by existing stockholders will decrease to _____% of the total shares outstanding.

To the extent that the Representative’s over-allotment option is exercised or any warrants or options are exercised, there will be further dilution to new investors.

The foregoing discussion and tables above do not give effect to the dilution that would result from (i) 188,000 Common Shares issuable upon exercise of outstanding special warrants at a weighted average exercise price of CAD$0.10 ($0.08) per share as of March 31, 2022 and (ii) ___________ Common Shares issuable upon exercise of the Representative’s Warrant granted to the Representative upon the completion of this offering, including the exercise of any over-allotment in full.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A includes “forward-looking statements,” within the meaning of applicable securities legislation, which are based on the opinions and estimates of management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate,” “budget,” “plan,” “continue,” “estimate,” “expect,” “forecast,” “may,” “will”, “project,” “predict,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar words suggesting future outcomes or statements regarding an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward looking statements include but are not limited to statements concerning:

●	The Company’s strategies and objectives;

●	The Company’s other financial operating objectives;

●	The availability of qualified employees for business operations;

●	General business and economic conditions;

●	The Company’s ability to meet its financial obligations as they become due;

●	The positive cash flows and financial viability of its operations and new business opportunities;

●	The Company’s ability to manage growth with respect to its operations and new business opportunities; and

●	The Company’s tax position, anticipated tax refunds and the tax rates applicable to the Company.

Readers are cautioned that the preceding list of risks, uncertainties, assumptions and other factors are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date of this MD&A.

Unless the context otherwise requires, “we,” “us,” “our,” or the “Company” refer to Midori Group Inc., a British Columbia corporation, and its subsidiary, Midori-Bio Inc., federal corporation incorporated under the Canada Business Corporations Act on January 6, 2021, and extra-provincially registered in the province of Ontario, Canada. The following Management Discussion and Analysis (“MD&A”) reports on the operating results, financial condition and business risks of the Company and is designed to help the reader understand the results of operations and financial condition of the Company for the six months ended March 31, 2022 and for the period from January 6, 2021 (inception) through September 30, 2021. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the six months ended March 31, 2022 and notes thereto which were prepared in accordance with International Accounting Standards IAS34 Interim Financial Reporting and the audited financial statements for the period from January 6, 2021 (inception) through September 30, 2021 and the notes thereto which were prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”) (collectively the “Financial Statements”). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in Canadian dollars (CAD$) except where indicated otherwise.

Corporate Overview

Midori Group Inc., a British Columbia corporation, was originally incorporated as 1284670 B.C. LTD in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021 and renamed to Midori Group Inc. on June 29, 2022. Midori-Bio Inc. (the “Midori-Bio”), a federal corporation incorporated under the Canada Business Corporations Act on January 6, 2021, and extra-provincially registered in the province of Ontario, Canada. On August 30, 2021, Midori Group entered into a Share Exchange Agreement, as amended on October 31, 2021 (the “SEA”), with Midori-Bio and the shareholders of Midori-Bio (the “Midori-Bio Shareholders”). The SEA closed on January 6, 2022, and at such time Midori Group acquired all of the issued and outstanding capital stock of Midori-Bio (consisting of 22,000,000 Class A Common shares) from Midori-Bio Shareholders in exchange for 22,000,000 common shares of Midori Group to the Midori-Bio Shareholders at a deemed price of CAD$0.50 ($0.38) per share, and Midori-Bio became a wholly owned subsidiary of Midori Group. Upon closing of the acquisition, the shareholders of Midori-Bio had control of the Company and as a result, the transaction is considered a reverse acquisition of Midori Group by Midori-Bio. For accounting purposes, Midori-Bio is considered the acquirer and Midori Group, the acquiree; therefore, these consolidated financial statements are a continuation of the financial statements of Midori-Bio. The net assets of Midori Group at the date of the reverse acquisition are deemed to have been acquired by Midori-Bio and these consolidated financial statements include the results of operations of Midori Group from January 6, 2022.

Through our wholly owned subsidiary, Midori-Bio, we operate as a global “eco-friendly” distributor, sales and marketing company of a “green” biodegradable plastic additive. The additive is currently produced and supplied by a third party (EcoLogic, LLC) and sold under our own private brand label “Midori Biosolutions.” The Midori Biosolutions additive is FDA FOOD, REACH, FTC, PROP65, CONEG compliant, non-toxic, no heavy metals, no starches, Free of BPA & Phosphates with extensive testing data available for customers. We believe the additive will provide consumer packaged goods (CPG) brands with a sustainable end-of-life biodegradable solution, without impeding normal recycle/composting plastics, and a practical and viable solution for reducing plastic waste from the world environment. The Midori Biosolutions additive is an innovative technology that aims to solve the major problem of the amount of time it takes for plastic to decompose, as it can take centuries to biodegrade. With this additive, we seek to accelerate the natural biodegradation process to just a few years. We believe that the additive can help CPG brand owners alleviate the challenges associated with unrecycled plastics, supporting their industry and governmental plastic targets. The Midori Biosolutions additive can be applied to virtually all polymer types, processes, and applications.

Products

Our Midori Biosolutions is a natural organic FDA approved additive for plastic. The Midori-Biosolutions additive is sold by us in many formats, including, but not limited to, pellets, powder, polyethylene terephthalate (PET), polypropylene (PP), polystyrene (PS), nylon, and synthetic rubber (collectively, referred to herein as our “products”). Midori Biosolutions aims to solve the foregoing problems by seeking to accelerate the natural biodegradation process to just a few years. The Company aims to provide an end-of-life solution for all plastics. The Company does not seek to interfere with current recycling efforts, and instead intends to compliment these efforts with our solutions. We believe that Midori Biosolutions provides brands and retailers with a sustainable solution for fossil fuel based plastics.

Our Midori Biosolutions additive is 100% organic and non-starch based with no heavy metals. It leaves behind no microplastics or nano plastics, and creates a renewable energy source. Midori Biosolutions aims to provide brands and retailers with a sustainable solution for fossil fuel based plastics and can be added to virtually all polymer types, processes and applications.

Our Midori Biosolutions additive is an FDA compliant proprietary blend of organic compounds. Additionally it is also FTC labeling compliant. Biodegradation only starts in presence of microbes- Shipping, storage, shelf has no degradation. Process friendly, easily integrates with your current packaging supplier.

We believe that our organic formulations in our Midori Biosolutions additive integrate seamlessly into most manufacturing processes. Our technologies are supported by independent third-party laboratories using American Standard Testing Methods.

Plan of Operations

We believe we will need at least CAD$1,900,000 ($1,429,394) to provide working capital and CAD$125,000 ($94,697) for professional fees for the next 12 months. We will utilize from the CAD$____ ($____________) raised in the offering for such required amounts for working capital (CAD$____ ($______)) and professional fees (CAD$____ ($______)) for the next 12 months.

We hope to reach the following milestones in the next 12 months:

●	November 2022 – Acquire intellectual property rights to complimentary technology. Anticipate up to CAD$10,000,000 ($7,575,758) of funding to accomplish this milestone.
●	December 2022 – Launching with Keen Footwear, this outdoor enviro-brand is the first of many footwear brands to incorporate our technology. Footwear market target 1 billion pairs. Anticipate up to CAD$500,000 ($378,788) of funding to accomplish this milestone.
●	December 2022 – Developing a 3PL warehouse operation in Asia with inventory to provide customers a timely access to product and reducing the risk to shipping delays. Anticipate up to CAD$500,000 ($378,788) of funding of inventory/warehouse cost to accomplish this milestone.
●	December 2022 – Launching with Heyuan Pacty. Anticipate up to CAD$175,000 ($132,576) of funding to accomplish this milestone.
●	January 2023 – Launching with Wilson, Head, Penn tennis proving how well our additive integrates into the toughest challenges, gaining creditability at an executive level of all other product channels. We will advertise with these high-profile consumer brands. Anticipate up to CAD$540,000 ($409,091) of funding to accomplish this milestone.

Financial Position

As at September 30, 2021, Midori Group had total assets of CAD$52,460 ($39,742) and total liabilities of CAD$14,963 ($11,335). From inception (January 6, 2021) through September 30, 2021, Midori Group generated CAD$351,476 ($266,270) in revenues, net income of CAD$37,382 ($28,320), and cash flows generated from operations of CAD$36,815 ($27,890). For the six months ended March 31, 2022, Midori Group generated CAD$6,479 ($4,908) in revenues, net loss of CAD$11,990,279 ($9,083,545), and cash flows used in operations of CAD$1,477,229 ($1,119,113). As at March 31, 2022, Midori Group had an accumulated deficit of CAD$11,952,897 ($9,055,225) and working capital surplus of CAD$5,015,956 ($3,799,967). The continued operations of Midori Group are dependent on future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing. The above events and conditions indicate a material uncertainty that may cast significant doubt about the ability of Midori Group to continue as a going concern. The financial statements included elsewhere in this filing, have been prepared on the basis Midori Group will operate as a going concern, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should Midori Group be unable to continue as a going concern. See “Risk Factors—The management of Midori Group has concluded that material uncertainties exist which may raise substantial doubt about its ability to continue as a going concern and the auditor of Midori Group and its predecessor Midori-Bio has included an explanatory paragraph relating to its ability to continue as a going concern in its auditor’s report for the period from January 6, 2021 (inception) through September 30, 2021.

Results of Operations

For the Six Months Ended March 31, 2022 Compared to the Period from January 6, 2021 (incorporation date) to March 31, 2021.

Net Revenues

Net revenue for the six months ended March 31, 2022 was CAD$6,479 ($4,908) as compared to CAD$24,556 ($18,603) for the period from January 6, 2021 (incorporation date) to March 31, 2021, representing a decrease in net revenue of CAD$18,077 ($13,695). The decrease in net revenue can be attributed to a large sale made to a non-recurring customer during 2021 that did not occur in 2022. Sales in 2022 were comprised of smaller orders which also contributes to the decrease in revenue from the prior period. While the Company remains in the start-up phase, and quarterly sales are subject to variances.

Cost of Sales

Cost of sales the six months ended March 31, 2022 was CAD$3,092 ($2,342) as compared to CAD$4,957 ($3,755) for the period from January 6, 2021 (incorporation date) to March 31, 2021), representing a decrease in cost of sales of CAD$1,865 ($1,413). The decrease in cost of sales is due to the decrease in revenue as well as different profit margins for product mixes sold in 2021 (polyethylene) and 2022 (EX112 Rubber/Powder).

Gross Profit

Gross profit was CAD$3,387 ($2,566) for the six months ended March 31, 2022 as compared to CAD$19,599 ($14,848) for the period from January 6, 2021 (incorporation date) to March 31, 2021, representing a decrease in gross profit of CAD$16,212 ($12,282).

General and Administrative Expenses

Operating expenses for the six months ended March 31, 2022 was CAD$1,178,095 ($892,496) as compared to CAD$5,683 ($4,305) for the period from January 6, 2021 (incorporation date) to March 31, 2021, representing an increase in general and administrative expenses of CAD$1,172,412 ($888,191). This amount was due to management and consulting fees, as well as advertising expenses related to branding, website development and office expenses.

Other Income (Loss)

Other income (loss) for the six months ended March 31, 2022 was CAD$(10,815,571) ($8,193,614) as compared to CAD$nil ($nil) for the period from January 6, 2021 (incorporation date) to March 31, 2021, representing an increase in loss of CAD$(10,815,571) ($8,193,614). This amount was due to the non-cash transaction cost associated with the reverse takeover transaction.

Net Income

Net loss for the six months ended March 31, 2022 was CAD$11,990,279 ($9,083,545) as compared to net income of CAD$13,916 ($10,542) for the period from January 6, 2021 (incorporation date) to March 31, 2021 for the reasons discussed above.

For the Period from January 6, 2021 (Inception) to September 30, 2021

Net Revenues

Net revenue for the period from January 6, 2021 (inception) to September 30, 2021 was CAD$351,476 ($266,270). The net revenue was mainly attributable to sales to three customers to start production. Further to the distribution agreement with EcoLogic disclosed on page 61, these sales represent 15,000+ kilograms which satisfies the required minimum total volume to be sold in the first year.

Cost of Sales

Cost of sales for the period from January 6, 2021 (inception) to September 30, 2021 was CAD$118,496 ($89,770). The cost of sales were mainly attributable to the purchase costs of materials. Approximately CAD$60,000 ($45,455) was related to the purchase of EC84-PET Injection molds and the remainder related to the purchase of polyethylene

Gross Profit

Gross profit was CAD$232,980 ($176,500) for the period from January 6, 2021 (inception) to September 30, 2021. The gross profit percentage was 66% for the period from January 6, 2021 (inception) to September 30, 2021.

General and Administrative Expenses

Operating expenses for the period from January 6, 2021 (inception) to September 30, 2021 were CAD$197,162 ($149,365). The cash expenses were primarily attributable to fees paid under consulting agreements. Other cash expenses included sales costs, travel, and ASTM lab test results.

Non-cash operating expenses for the period from January 6, 2021 (inception) to September 30, 2021 were CAD$nil ($nil).

Other Income

Other income for the for the period from January 6, 2021 (inception) to September 30, 2021 was a foreign exchange gain of CAD$7,027 ($5,323).

Net Income

Net income for the period from January 6, 2021 (inception) to September 30, 2021 was CAD$37,382 ($28,320) for the reasons discussed above.

Liquidity and Capital Resources

For the Six Months Ended March 31, 2022 Compared to the Period from January 6, 2021 (incorporation date) to March 31, 2021

Operating Activities

Net cash used in operating activities for the six months ended March 31, 2022 was CAD$1,477,229 ($1,119,113). This amount was mainly related to a net loss of CAD$11,990,279 ($9,083,545) offset by change in a transaction cost of CAD$10,776,838 ($8,164,271), and change in non-cash working capital of CAD$564,202 ($427,426) .

Net cash provided by operating activities for the period from January 6, 2021 (incorporation date) to March 31, 2021 was March 31, 2021 was CAD$13,053 ($9,889). This amount was related to a net income of CAD$13,916 ($10,542) offset by change in non-cash working capital of CAD$863 ($654).

Investment Activities

Net cash used in investing activity for the six months ended March 31, 2022 was CAD$5,944 ($4,503). This amount was related to the purchase of equipment.

Net cash used in investing activity for the period from January 6, 2021 (incorporation date) to March 31, 2021 was CAD$Nil ($Nil).

Financing Activities

Net cash provided by financing activities for the six months ended March 31, 2022 was CAD$6,308,268 ($4,778,991). This was mainly related to proceeds from private placements.

Net cash provided by financing activities for the period from January 6, 2021 (incorporation date) to March 31, 2021 was CAD$288 ($218). This was related to advance received.

For the Period from January 6, 2021 (inception) to September 30, 2021

Operating Activities

Net cash generated in operating activities for the period from January 6, 2021 (inception) to September 30, 2021 was CAD$36,815 ($27,890). This amount was related to a net income of CAD$37,382 ($28,320) and an increase in accounts payable and income taxes payable, offset by a decrease in prepaid expenses and HST receivable.

Investment Activities

There were no investing activities for the period from January 6, 2021 (inception) to September 30, 2021.

Financing Activities

Net cash provided by financing activities for the period from January 6, 2021 (inception) to September 30, 2021 was CAD$115 ($87) attributable to proceeds from issuance of shares.

Promissory Notes

September 29, 2021 Promissory Note

On September 29, 2021, Midori-Bio issued a Promissory Note to Rene Bharti in the principal amount of CAD $60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.5 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

September 30, 2021 Promissory Note

On September 30, 2021, Midori-Bio issued a Promissory Note to 1142377 BC LTD in the principal amount of CAD $60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.6 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

September 30, 2021 Promissory Note

On September 30, 2021, Midori-Bio issued a Promissory Note to 1917478 Holdings LLC in the principal amount of CAD $60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.7 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Effects of Coronavirus on the Company

If the current outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Company. We face various risks related to the ongoing coronavirus disease 2019 (“COVID-19”) pandemic. Such risks include disruptions or restrictions on our employees’ ability to work effectively, as well as temporary closures of our facilities or the facilities of our customers or suppliers.

It is possible that the continued spread of COVID-19 could also further cause disruption in our supply chain by an average of 3 to 6 months depending on where globally we are working; cause delay or limit the ability of other customers to perform, including in making timely payments to us; and cause other unpredictable events. In addition, the continued spread of COVID-19 has led to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital.

We continue to work with our stakeholders (including customers, employees, suppliers and local communities) to responsibly address COVID-19. Our management is focused on mitigating the impact of the pandemic, which has required and will continue to require a substantial investment of time and resources across the Company and could delay other value-added initiatives. Management has moved as many operations to virtual meetings in order to facilitate the progression of each project. However, in-person/on-site, plant trials have been moved to remote plant trials where necessary. We are still seeing delays of 6 to 9 months to on-board customers due to delays in shipping plant trial samples and testing data results. We continue to monitor the situation, to assess further possible implications to our business, supply chain and customers, and to take actions in an effort to mitigate adverse consequences.

The situation surrounding COVID-19 remains fluid and the ongoing impact on our business and results of operations, financial condition, expected cash flows and liquidity increases the longer the virus impacts activity levels in the United States and globally, both during the initial outbreak, as well as if additional outbreaks occur at a later date. For this reason, we cannot reasonably estimate with any degree of certainty the future impact COVID-19 may have on our results of operations, financial position, and liquidity. The extent to which the COVID-19 pandemic may impact our business, operating results, financial condition and liquidity will depend on future developments and numerous and evolving factors that are highly uncertain, vary by market and cannot be accurately predicted or quantified at this time, including the duration and spread of the outbreak. In 2021 several industry trade shows were cancelled causing delays in planned revenue from new customers that are seasonal in nature resulting in lost revenue of CAD$350,000 ($265,152) and the potential of new customers in the “Food” channel. We also lost CAD$324,000 ($245,455) in revenue from our “Sporting Goods” channel due to factory shutdowns in Asia due to COVID-19. We rely on ASTM testing data to support customer claims, which has suffered delays in getting results and thus delaying new project development for which we have sourced additional qualified testing labs globally to mitigate the delays going forward. COVID-19 has also created a decreased supply of resins (base ingredient in our additive) that triggered a price increase in our raw material by 10%. However, we believe these supply chain issues (shortage of supplies and increased prices) triggered by COVID-19 have been in the process of resolving in general. More specifically, we believe that the decreased supply and increased prices of resins supplied to EcoLogic and increased prices of the additive supplied by EcoLogic to us to be temporary as we anticipate supply chain issues created by COVID-19 are in the process of resolving due to increased production of the resins and additional inventories of resin becoming available from countries outside the USA and Canada, which will positively impact our business and results of operations, financial condition, expected cash flows and liquidity.

New information concerning the transmission and severity of COVID-19; government mandated restrictions and regulations; business and workforce disruptions; impact on demand for our products, and the effectiveness of actions taken to contain and treat the disease; actions taken or that might be taken by governments, businesses or individuals to contain or reduce its repercussions and mitigate its economic implications; evolving macroeconomic factors, including general economic uncertainty, unemployment rates and recessionary pressures; decreased consumer spending levels; reduction or changes in customer demand for our products and services; our ability to manufacture (risk has been mitigated by spreading our supply production out over 4 different facilities in the USA), sell and provide our products and services, including as a result of travel restrictions, closed borders, operating restrictions imposed on our facilities or reduced ability of our employees to continue to work efficiently (primarily with Asian facilities); increased operating costs (whether as a results of changes to our supply chain or increases in employee costs or otherwise) which we have seen in shipping container costs by CAD$3,000 ($2,273) to CAD$15,000 ($11,364) per container; collectability of customer accounts; additional and prolonged devaluation of other countries’ currencies relative to the dollar; and the general impact of the pandemic on our customers, employees, suppliers, vendors and other stakeholders. Additionally, customers might defer decision making, delay orders or seek to renegotiate or unlikely but possibly cancel some agreements.

The continuing global pandemic may also result in delays in our ability to apply for and obtain further regulatory approval for our products in various jurisdictions possibly by 3 to 6 months.

The impact of COVID-19 may also exacerbate other risks discussed herein, any of which could have a material effect on us. This situation is changing rapidly, and additional impacts may arise that we are not aware of currently.

Effects of the Conflict in Ukraine on us

Our business financial condition and results of operations may be further negatively affected by economic and other consequences from the conflict in the Ukraine and the sanctions imposed in response to that action in late February 2022. While we expect any direct impacts of the pandemic and the conflict in Ukraine to the business to be limited, the indirect impacts on the economy and the industry in general could negatively affect the business. There can be no assurance that we will not be impacted by adverse consequences that may be brought about on our business, results of operations, financial position and cash flows in the future.

Going Concern

We adopted IAS 1 Presentation of Financial Statements, which, among other things, requires that management evaluate whether there are relevant conditions and events that, in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern and to meet its obligations as they become due within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming that we will continue as a going concern. While the Company is attempting to generate additional revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues. We will require additional cash funding to fund operations. Therefore, we concluded there was substantial doubt about the Company’s ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited financial statements for the period from January 6, 2021 (inception) to September 30, 2021.

To fund further operations, we will need to raise additional capital. We may obtain additional financing in the future through the issuance of our common stock, or through other equity or debt financings. Our ability to continue as a going concern or meet the minimum liquidity requirements in the future is dependent on its ability to raise significant additional capital, of which there can be no assurance. If the necessary financing is not obtained or achieved, we will likely be required to reduce our planned expenditures, which could have an adverse impact on the results of operations, financial condition and our ability to achieve our strategic objective. There can be no assurance that financing will be available on acceptable terms, or at all. The financial statements contain no adjustments for the outcome of these uncertainties. These factors raise substantial doubt about our ability to continue as a going concern and have a material adverse effect on our future financial results, financial position and cash flows.

Off-Balance Sheet Arrangements

As of September 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934 reasonably likely to have a material effect on our financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical Accounting Estimates, Judgments and Assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods. Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

As of September 30, 2021, we did not have any critical accounting estimates as defined in Item 303(b)(3) of Regulation S-X promulgated under the Securities Act of 1934 reasonably likely to have a material effect on our financial condition.

Going concern

The assessment of the Company’s ability to continue as a going concern requires significant judgment. The financial statements have been prepared on the basis of accounting principles applicable to a going concern, as disclosed in note 1 to our financial statements appearing elsewhere in this prospectus.

The continued operations of the Company are dependent on future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing. In December 2021 and January 2022, approximately CAD$6,600,000 was raised in the Company. On January 6, 2022, the Company and Midori-Bio Inc. merged into a single entity with a plan to undertake an IPO to raise additional funds.

Principal versus agent considerations

The assessment of whether the Company acts as a principal or agent with regards to the sale of Midori Biosolutions additive under the Distribution Agreement requires significant judgment, as disclosed in revenue recognition significant accounting policy in Note 3 to our financial statements appearing elsewhere in this prospectus.

DESCRIPTION OF BUSINESS

Midori Group Inc., a British Columbia corporation, was originally incorporated as 1284670 B.C. LTD in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021 and renamed to Midori Group Inc. on June 29, 2022. Our wholly owned operating subsidiary, Midori-Bio Inc., a federal corporation incorporated under the Canada Business Corporations Act on January 6, 2021, and extra-provincially registered in the province of Ontario, Canada.

We are a global eco-friendly distributor, sales and marketing company of a green biodegradable plastic additive. The additive is currently produced and supplied by third parties and sold under our own private brand label “Midori Biosolutions.” The Midori Biosolutions additive is FDA FOOD, REACH, FTC, PROP65, CONEG compliant, non-toxic, no heavy metals, no starches, free of BPA & Phosphates with extensive testing data available for customers. We believe the additive will provide consumer packaged goods (CPG) brands with a sustainable end-of-life biodegradable solution, without impeding normal recycle/composting plastics, and a practical and viable solution for reducing plastic waste from the world environment. The Midori Biosolutions additive is an innovative technology that aims to solve the major problem of the amount of time it takes for plastic to decompose, as it can take centuries to biodegrade. With this additive, we seek to accelerate the natural biodegradation process to just a few years. We believe that the additive can help CPG brand owners alleviate the challenges associated with unrecycled plastics, supporting their industry and governmental plastic targets. The Midori Biosolutions additive can be applied to virtually all polymer types, processes, and applications. The test results of the ASTM D5511 studies, which is a global standard measurement for landfill biodegradation which measures biogasses created during the biodegradation process, shows the different degradation rates of various products using the Midori Biosolutions additive. Further, this study shows scientific validation that the Midori Biosolutions additive works to accelerate the natural biodegradation process.

The Midori Biosolutions additive is in the initial integration phase, and we are working with 51 consumer and industrial brands who are searching for a sustainable direction. We have firm commitments from major brands, such as Wilson Tennis, Planters Peanuts, Johnvince Foods, CMI Orchards, and Guycan Thermoforming, to purchase 24,000, 7,000, 6,000, 6,100 and 13,200 pounds of Bio-Solutions additive, respectively, to be integrated into their food packaging materials giving them a marketing advantage over their competition from a sustainability platform. We believe that once these sustainability marketing campaigns have been launched publicly by these brands in the fourth quarter of 2022 and first quarter 2023, such sustainability marketing campaigns will create a pathway for other more conservative brands to utilize Midori-Biosolutions additive that are waiting for other brands to launch first. We received such firm commitments by way of informal e-mail orders (which is standard in our industry rather than formal agreements).  We are in testing and pre-launch production mode as to a number of other major brands, in the foods, beverages, sporting goods, footwear and medicinal industries such as Keen Shoes, Snibb’s Shoes, and GP8 Water. We are not at liberty to disclose the identity as to those other brands at the current time because we are subject to non-disclosure agreements with penalties to deter disclosure prior to launch by such brands in order to give such brands a marketing advantage over their competition from a sustainability platform.

The Problem We are Trying to Solve

According to, Roger Warburton’s 2021 article titled, Great Plastic Recycling Con Leaves Trail of Pollution, Roger Warburton, roughly 70% of plastics that get recycled end up in landfills, regardless of the effort to separate, clean and send plastic off for recycling. This is vastly due to a marketing term called ‘Greenwashing’. ‘Greenwashing’ is a term used to describe the marketing tactics used by big-name, fast-fashion companies to advertise their new supposedly sustainable lines of products, and also refers to the process of conveying a false impression or providing misleading information about how a company’s products are more environmentally sound. According to a Landfill Management and Planning in Ontario Study done in 2018, 85% of all plastic ends up in landfills despite diversion tactics. We believe that this is an opportunity to seek to solve this problem by integrating the Midori Biosolutions additive into plastic, thereby extending the landfill lifecycle. According to the same study, our landfills are expected to be maxed out in the next 10 years and will require 16 new landfills by 2030.

Landfill capacity is a global problem. Currently, governments face the following issues with current government tactics relating to public waste:

●	Recycling Programs: Recycling only processes 7% of what they collect with the balance going to landfills.

●	Plant-derived Plastics (PLA): are costly, and cannot be recycled.

●	Composting: requires industrial compost facilities which are often unavailable.

●	Bioplastic: is expensive for businesses to implement into packaging.

Our Product

The Midori Biosolutions additive is a natural organic FDA compliant additive for plastic. The Midori-Biosolutions additive is sold by us in many formats, including, but not limited to, pellets, powder, polyethylene terephthalate (PET), polypropylene (PP), polystyrene (PS), nylon, and synthetic rubber (collectively, referred to herein as our “products”). Midori Biosolutions additive aims to solve the foregoing problems by seeking to accelerate the natural biodegradation process from hundreds of years to just a few years (based on American Standard Testing Method for Determining Anaerobic Biodegradation of Plastic (“ASTM”) testing results), using the following steps:

Step 1: Integrate additive at 1.5% into plastic during extrusion.

Step 2: Opens polymer chain allowing microbes to enter and consume.

Step 3: Breaks down to “Element” level:

- Inert humus, which makes soil richer

- Biogas, promotes renewable energy development

We do not own the intellectual property rights to our products and could lose the right to distribute our products if we do not meet the required sales goals, or otherwise breach our distribution agreement with EcoLogic.

The additive has undergone the following ASTM studies (which take between 30 to 90 days to complete), at the request of EcoLogic or Midori-Bio Inc., to show rate of degradation (parameters) facilitated by the additive, by IE EDEN LABS USA, an independent third-party laboratory:

(i) in December 2013, an ASTM D5511 study (requested by EcoLogic) with the test result showing degradation of 12.6% in 40 days;

(ii) in October 2013 an ASTM D5338 study (requested by Ecologic) with the test result showing degradation of 13.4% in 24 days for MDPE Bag;

(iii) in April 2018 an ASTM D5511 study (requested by Ecologic) with the test result showing degradation of 33.9% in 338 days for PE Bag;

(iv) in April 2021 an ASTM D5511 study (requested by Midori Bio) with the test result showing degradation of 9.1% in 55 days Tennis Ball Container;

(v) in July 2022 an ASTM D5511 study (requested by Midori Bio) with the test result showing degradation of 7.9% in 89 days for Golf Ball Core; and

(vi) in July 2022, an ASTM D5511 study (requested by Midori Bio) with the test result showing degradation of 5.8% in 89 days for Golf Ball Cover.

We aim to provide an end-of-life solution for all plastics. The Company does not seek to interfere with current recycling efforts, and instead intends to compliment these efforts with our solutions. We believe that the Midori Biosolutions additive provides brands and retailers with a sustainable solution for fossil fuel-based plastics.

The Midori Biosolutions additive is 100% organic and non-starch based with no heavy metals. It leaves behind no microplastics or nano plastics, and creates a renewable energy source. The Midori Biosolutions additive aims to provide brands and retailers with a sustainable solution for fossil fuel-based plastics and can be added to virtually all polymer types, processes and applications.

The Midori Biosolutions additive is an FDA compliant proprietary blend of organic compounds. Additionally, it is also FTC labeling compliant. Biodegradation only starts in presence of microbes- Shipping, storage, shelf has no degradation. Process friendly, easily integrates with your current packaging supplier.

●	Food Contact Compliant – FDA (USA), ANVISA (Brazil), FAST (Europe)
●	Non-Toxic:

-	Free of BPA, phthalates, and toxic materials such as lead,

●	cadmium, hexavalent chromium and mercury

-	Compliant to CA Prop 65 (California Safe Drinking Water Act)
-	Compliant with US CONEG (Coalition of Northeastern Governors)
-	Zero heavy metals

●	Terrestrial Plant Toxicity Test (Certified ASTM E1963)

The foregoing claims about our product (Midori-Biosolutions) are supported by test results of the American Standard Testing Methods D5511 studies conducted by independent third-party laboratories (as described further below), compliance studies, certifications, and other information about the additive which we have obtained from EcoLogic, the supplier of the additive.

We believe that the organic formulations in the Midori Biosolutions additive integrate seamlessly into most manufacturing processes. The technologies are supported by independent third-party laboratories using American Standard Testing Methods. The test results of the ASTM D5511 studies, which is a global standard measurement for landfill biodegradation which measures biogasses created during the biodegradation process, shows the different degradation rates of various products using the Midori Biosolutions additive. Further, this study shows scientific validation that the Midori Biosolutions additive works to accelerate the natural biodegradation process.

Product Highlights

Our Strategy

We are pursuing a unique direction in seeking to build our market presence and customer base. We plan to target consumer brands, governments, and consumers.

Consumer Brands: We are targeting consumer and industrial brands who are searching for a sustainable direction. We believe that major brands that have used our products have recognized just how essential our customer-focused mission is in the discussions regarding plastic end-of-life strategy driven by landfill capacity and positive ESG scores. Additionally, we are targeting consumer and industrial brands who deal with “problematic” plastics as these are plastics that are not easily recycled which includes any plastics that are multilaminate films or multi-substructure items such as tennis cans, tennis balls, toys, tires, barrier food packaging and breathable food packaging. We are also targeting consumer and industrial brands who deal with recyclable plastics such as packaging items, garbage bags, diapers, coffee pods and single use plastics like forks/plates.

Governments: Landfill capacity expiration dates are driving the plastic diversion tactic policies, which are not achieving their targets. We believe that our additive provides government with a solution to extend their current landfill lifecycle.

Consumers: We aim to provide consumers with a sustainable, educated introduction as to how our solution enhances the biodegradability of plastics with end-of-life strategy that will provide consumer pressure on brands to implement.

Current Status and Planned Growth Initiatives

As of the date hereof, 51 branded companies have either, integrated or are in the testing process of integrating, the Midori Biosolutions additive throughout the food, drug, textile and durance consumer goods sector globally.

We currently seek to meet key growth initiatives in the near- and medium-term future by working with brand stakeholders with the successful support of government lobbying and brand marketing.

Consumer Brands: We are working with 51 consumer and industrial brands who are searching for a sustainable direction. We have firm commitments from major brands, such as Wilson Tennis, Planters Peanuts, Johnvince Foods, CMI Orchards, and Guycan Thermoforming, to purchase 24,000, 7,000, 6,000, 6,100 and 13,200 pounds of Bio-Solutions additive, respectively, to be integrated into their food packaging materials giving them a marketing advantage over their competition from a sustainability platform. We believe that once these sustainability marketing campaigns have been launched publicly by these brands in the fourth quarter of 2022 and first quarter 2023, such sustainability marketing campaigns will create a pathway for other more conservative brands to utilize Midori-Biosolutions additive that are waiting for other brands to launch first. We received such firm commitments by way of informal e-mail orders (which is standard in our industry rather than formal agreements). We are in testing and pre-launch production mode as to a number of other major brands, in the foods, beverages, sporting goods, footwear and medicinal industries such as Keen Shoes, Snibb’s Shoes, and GP8 Water. We are not at liberty to disclose the identity as to those other brands at the current time because we are subject to non-disclosure agreements with penalties to deter disclosure prior to launch by such brands in order to give such brands a marketing advantage over their competition from a sustainability platform.

Governments: Landfill capacity expiration dates are driving the plastic diversion tactic policies, which have not improved in the last 20 years causing governments to look towards new technologies like biodegradability. We are working with the Canadian Federal Government (ECCC Department) on creating Single Use Plastic ban exceptions for products that include the Midori-Biosolutions additive. We are also working with the Ontario Government (Ministry of Environment) to support their Industrial Composting program with products that include the Midori-Biosolution additive.

Consumers: We aim to provide consumers with a sustainable, educated introduction as to how our solution enhances the biodegradability of plastics with end-of-life strategy with agreements with brands launching the Midori-Biosolutions additive in their products to do co-branded consumer marketing.

Competition

We face and will face substantial competition from a variety of companies in the biodegradable, renewable resource-based plastic segment, as well as from companies in the conventional, non-biodegradable petroleum-based industry segment. We face competition from other entrants or established companies seeking to mitigate the environmental impact of plastics. Some of their products are suitable for use in a range of products at a price which may be lower than our product offerings. Many of these companies have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Our competitors may be able to adapt more quickly to new or emerging technologies, changes in customer requirements and changes in laws and regulations. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. There can be no assurance that we can develop products that are more effective or achieve greater market acceptance than competitive products, or that our competitors will not succeed in developing products and technologies that are more effective than those being developed by us and that would therefore render our products and technologies less competitive or even obsolete. We cannot assure you that we will be able to compete successfully against current or new competitors.

Our closest competitors include the following:

●	Eco Pure which deals with old OXO technology, creating microplastics.
●	Biosphere Plastic which also deals with OXO technology, creating microplastics.
●	Ciclo which deals with textiles only.

Other competitors that are suppliers of OXO-biodegradable additives include EPI Environmental Technologies, Wells/Bioxo, Addiflex, and Symphony.

We plan to compete with such competitors by a combination of:

●	Focus on consumer brands in food/non-food usage
●	Working with brand stakeholder contacts such as brand owners vs downstream extrusion introduction, as extruders have little influence on brand owners
●	Introducing design letter mark on all customer packaging to build awareness/trust with consumers and brands
●	Work with government(s), such as Canadian Federal, Ontario Provincial, Israel, Netherland and Germany to educate and promote how this new technology helps meet their landfill diversion goals
●	B2B (business to business marketing) and Direct to consumer marketing

We believe that the main scientific advantage of our additive, as compared to others in the market, is that they use the old OXO technologies using heavy metal and starches and that we do not. We only use technology that does not contain heavy metals. By not using the OXO technology, we also do not create any microplastics, which our competitors do. Our competitors who use OXO technology in their process encounter problems with packaging disintegrating prematurely during the normal use of their product. However, as we do not use this old technology our additive only biodegrades in landfills and marine environments.

Effects of Coronavirus on the Company

If the current outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Company. We face various risks related to the ongoing coronavirus disease 2019 (“COVID-19”) pandemic. Such risks include disruptions or restrictions on our employees’ ability to work effectively, as well as temporary closures of our facilities or the facilities of our customers or suppliers.

It is possible that the continued spread of COVID-19 could also further cause disruption in our supply chain by an average of 3 to 6 months depending on where globally we are working; cause delay or limit the ability of other customers to perform, including in making timely payments to us; and cause other unpredictable events. In addition, the continued spread of COVID-19 has led to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital.

We continue to work with our stakeholders (including customers, employees, suppliers and local communities) to responsibly address COVID-19. Our management is focused on mitigating the impact of the pandemic, which has required and will continue to require a substantial investment of time and resources across the Company and could delay other value-added initiatives. Management has moved as many in-person operations to virtual meetings in order to facilitate the progression of each project. However, in-person/on-site, plant trials have been moved to remote plant trials where necessary. We are still seeing delays of 6 to 9 months to on-board customers due to delays in shipping plant trial samples, delayed testing data results and absent staffing issues. We continue to monitor the situation, to assess further possible implications to our business, supply chain and customers, and to take actions in an effort to mitigate adverse consequences.

The situation surrounding COVID-19 remains fluid and the ongoing impact on our business and results of operations, financial condition, expected cash flows and liquidity increases the longer the virus impacts activity levels in the United States and globally, both during the initial outbreak, as well as if additional outbreaks occur at a later date. For this reason, we cannot reasonably estimate with any degree of certainty the future impact COVID-19 may have on our results of operations, financial position, and liquidity. The extent to which the COVID-19 pandemic may impact our business, operating results, financial condition and liquidity will depend on future developments and numerous and evolving factors that are highly uncertain, vary by market and cannot be accurately predicted or quantified at this time, including the duration and spread of the outbreak. In 2021 several industry trade shows were cancelled causing delays in planned revenue from new customers that are seasonal in nature resulting in estimated lost revenue of up to CAD$350,000 ($265,152) and the potential of new customers in the “Food” channel. We also estimate that we lost up to CAD$324,000 ($245,455) in revenue from our “Sporting Goods” channel due to factory shutdowns in Asia due to COVID-19. We base these estimated lost revenues in 2021 on anticipated onboarding target dates of new customers we were testing with at the time. We rely on ASTM testing data to support customer claims, which has suffered delays in getting results and thus delaying new project development for which we have sourced additional qualified testing labs globally to mitigate the delays going forward. COVID-19 has also created a decreased supply of resins (base ingredient in our additive) that triggered a price increase in our raw material by 10%. However, we believe these supply chain issues (shortage of supplies and increased prices) triggered by COVID-19 have been in the process of resolving in general. More specifically, we believe that the decreased supply and increased prices of resins supplied to EcoLogic and increased prices of the additive supplied by EcoLogic to us to be temporary as we anticipate supply chain issues created by COVID-19 are in the process of resolving due to increased production of the resins and additional inventories of resin becoming available from countries outside the USA and Canada, which will positively impact our business and results of operations, financial condition, expected cash flows and liquidity.

New information concerning the transmission and severity of COVID-19; government mandated restrictions and regulations; business and workforce disruptions; impact on demand for our products, and the effectiveness of actions taken to contain and treat the disease; actions taken or that might be taken by governments, businesses or individuals to contain or reduce its repercussions and mitigate its economic implications; evolving macroeconomic factors, including general economic uncertainty, unemployment rates and recessionary pressures; decreased consumer spending levels; reduction or changes in customer demand for our products and services; our ability to manufacture (risk has been mitigated by spreading our supply production out over 4 different facilities in the USA), sell and provide our products and services, including as a result of travel restrictions, closed borders, operating restrictions imposed on our facilities or reduced ability of our employees to continue to work efficiently (primarily with Asian facilities); increased operating costs (whether as a results of changes to our supply chain or increases in employee costs or otherwise) which we have seen in shipping container costs by CAD$3,000 ($2,273) to CAD$15,000 ($11,364) per container; collectability of customer accounts; additional and prolonged devaluation of other countries’ currencies relative to the dollar; and the general impact of the pandemic on our customers, employees, suppliers, vendors and other stakeholders. Additionally, customers might defer decision making, delay orders or seek to renegotiate or unlikely but possibly cancel some agreements.

The continuing global pandemic may also result in delays in our ability to apply for and obtain further regulatory approval for our products in various jurisdictions possibly by 3 to 6 months due to testing laboratories are delaying results and the move from in person operations to virtual meetings have slowed the decision making process..

The impact of COVID-19 may also exacerbate other risks discussed herein, any of which could have a material effect on us. This situation is changing rapidly, and additional impacts may arise that we are not aware of currently.

Effects of the Conflict in Ukraine on us

Our business financial condition and results of operations may be further negatively affected by economic and other consequences from the conflict in the Ukraine and the sanctions imposed in response to that action in late February 2022. While we expect any direct impacts of the pandemic and the conflict in Ukraine to the business to be limited, the indirect impacts on the economy and the industry in general could negatively affect the business. There can be no assurance that we will not be impacted by adverse consequences that may be brought about on our business, results of operations, financial position and cash flows in the future.

Intellectual Property

On December 14, 2021, the Company submitted an Application for Canadian Registrar of Trademark to the Innovation, Science and Economic Development of Canada at the Canadian Intellectual Property Office, under Application Number 2153979 for the following design trademark:

If the application is approved, the duration of the foregoing trademark will be for a period of 10 years, however there can be no assurance that the foregoing application will be approved as planned, or at all.

Regulations

Government Regulation

Regulation by government authorities in the United States and other countries is a significant factor in the production and marketing of biodegradable plastic additives, like the Midori Biosolutions additive, and the ongoing R&D activities relating to the additives. In order to research, develop, and manufacture products for customers and ultimately for consumer use, manufacturers of biodegradable plastic additives, in our case currently third party manufacturers of Midori Biosolutions additive, must satisfy mandatory procedures and standards established by various regulatory bodies. Compliance with these standards is complex, and failure to comply with any of these standards can result in significant consequences.

Some applications for which the Midori Biosolutions additive may be suitable, such as food packaging, involve food contact, which is regulated by the U.S. Food and Drug Administration (“FDA”) in the U.S. The Midori Biosolutions additive has been cleared for use in food-contact applications by the FDA. The additive is also contained on positive lists for food-contact in the European Union and Japan. The third-party manufacturers of the additive are in the process of seeking further regulatory approvals necessary to sell and produce the additive based on local requirements in various jurisdictions worldwide, and they are prepared to seek additional such approvals as may become necessary in the ordinary course of business.

Proof of Biodegradability

Our products have been tested and proven to show acerated biodegradability for landfills, composting and marine acerated biodegradation. We submit our products for testing and obtain such results from independent third party recognized laboratories, such as IE EDEN LABS USA, using the global test standards under ASTM test standards (ASTM D5511, D6400 and D6691) for our base products. These tests provide proof of acerated biodegradability versus non-treated plastics. As customers purchase product for a specific use, the customer typically obtains such proof of biodegradability to cover the customer’s manufacturing specifications.

Material Agreements

Share Exchange Agreement

On August 30, 2021, Midori Group Inc. (formerly 1284670 B.C. LTD) entered into a Share Exchange Agreement, as amended on October 31, 2021 with Midori-Bio Inc. and the Midori-Bio Shareholders. The Share Exchange Agreement closed on January 6, 2022, and at such time Midori Group Inc. acquired all of the issued and outstanding capital stock of Midori-Bio Inc. (consisting of 22,000,000 Class A Common shares) from Midori-Bio Shareholders in exchange for 22,000,000 common shares of Midori Group Inc. to the Midori-Bio Shareholders at a deemed price of CAD$0.50 ($0.38) per share, and Midori-Bio Inc. became a wholly owned subsidiary of Midori Group Inc.

A copy of the SEA is filed as Exhibit 10.2 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Loan Agreements

December 16, 2021 Loan Agreement

On December 16, 2021, the Company entered into a loan agreement (the “Loan Agreement”) with Midori-Bio pursuant to which the Company agreed to lend the Midori-Bio CAD $200,000 ($151,515). The purpose of the loan was to provide the Midori-Bio with additional capital for its operating expenses in order to be able to continue its operations pending completion of the Share Exchange Agreement between the Company and Midori-Bio. The maturity date of the loan was March 31, 2022, and the Company was able to provide an extension for the maturity date in its sole discretion. The loan did not carry any interest. A copy of the Loan Agreement is filed as Exhibit 10.4 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

September 29, 2021 Promissory Note

On September 29, 2021, Midori-Bio issued a Promissory Note to Rene Bharti in the principal amount of CAD $60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.5 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

September 30, 2021 Promissory Note

On September 30, 2021, Midori-Bio issued a Promissory Note to 1142377 BC LTD in the principal amount of CAD $60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.6 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

September 30, 2021 Promissory Note

On September 30, 2021, Midori-Bio issued a Promissory Note to 1917478 Holdings LLC in the principal amount of CAD $60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.7 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Distributor Agreement

On January 25, 2021, Midori-Bio entered into a Distributor Agreement (the “Distributor Agreement”) with EcoLogic, LLC (“EcoLogic”). EcoLogic owns the rights in and is engaged in the business of manufacturing, marketing, selling and distributing certain organic additives, which when added to certain plastic resins, can render plastics biodegradable. Pursuant to the Distributor Agreement, Midori-Bio agreed to purchase certain EcoLogic products as set forth in the Distributor Agreement (the “Products”) and to resell the Products to certain clients as set forth in the Distributor Agreement (the “Customers”). Pursuant to the Distributor Agreement, Midori-Bio must obtain written authorization from EcoLogic prior to making any solicitation to any Customers that are not set forth in the Distributor Agreement. Additional Customers may be added under the Distributor Agreement upon the written agreement of both parties. Pursuant to the Distributor Agreement, the Customers are limited by certain territories as set forth in the Distributor Agreement (the “Exclusions”) and Midori-Bio will not directly or indirectly promote or market the Products in a manner that conflicts with the Exclusions.

Pursuant to the Distributor Agreement, Midori-Bio agreed to purchase, market and resell Ecologic ingredients (comprised of Midori-Bio’s purchases from EcoLogic) representing a total volume at minimum of:

●	1,000 kilograms in the first year
●	2,000 kilograms in the second year
●	4,000 kilograms in the third year
●	6,000 kilograms in the fourth year
●	8,000 kilograms in the fifth year

(referred to together as the “Target Volume”) for each year. In the event that Midori-Bio fails to meet the Target Volume in an given year, Midori-Bio will have 30 days from the date of notification from EcoLogic of such failure to cure the failure, and if not rectified in 30 days, EcoLogic will have the unilateral right to amend the Distributor Agreement to remove the exclusivity applicable to the Customers or terminate the Agreement. Midori-Bio will have the option, at EcoLogic’s discretion to purchase the remaining quantity of Products at the end of each year to reach the Target Volume to continue the Distributor Agreement without amendments. The initial prices at which Midori-Bio purchases the Products from EcoLogic is set forth in the Distributor Agreement. Midori-Bio agreed to resell the Products to Customers at prices as it may determine in its discretion. The difference between the payment received by Midori-Bio and the initial pricing provided by EcoLogic is referred to as the “Profit Margin.” Any changes to pricing will occur upon not less than thirty (30) days written notice by EcoLogic to Midori-Bio.

The term of the Distributor Agreement is for five (5) years until terminated by either party as provided in the Distributor Agreement. The term of the Distributor Agreement will renew automatically for an additional five (5) years at the end of each term, however, each party will have the right to opt out of such renewals by providing written notice to the other party at least nine (9) months prior to the expiration of the current term. In the event that the Distributor Agreement is not renewed at the election of EcoLogic, Midori-Bio will continue to earn the Profit Margin actually collected by EcoLogic for all Product sales to Customers at the time of such non-renewal for two (2) years following such non-renewal. The Distributor Agreement may be terminated by either party as follows: (i)immediately upon written notice to the other party in the event such other party is in breach of the material terms, covenants or conditions of the Distributor Agreement and such breach is not cured within 30 days written notice of such breach or (ii) immediately upon written notice to the other party of “Cause,” as such term is defined in the Distributor Agreement. “Cause” is defined in the Distributor Agreement as (i) a party’s arrest or indictment either for a felony involving moral turpitude (ii) with respect to Midori-Bio, any crime in connection with its representation of EcoLogic which causes EcoLogic a substantial detriment (iii) actions by a party or its agents or subcontractors which may damage the reputation of, or cause financials losses or expenses to, the other party (iv) the failure of either party to pay an amount due under the Distributor Agreement within thirty (30) days of the due date thereof or (v) there occurs an affirmative act of insolvency by a party, or the filing by a party of any petition under bankruptcy, reorganization or insolvency, or any law for the relief of or relating to debtors; there is the filing of any involuntary petition under any bankruptcy statutes against a party of the appointment of any received or trustee to take possession of the property of a party, unless such petition or appointment is set aside or ceases within thirty (30) days of such filings; or any party’s property becomes the subject of any levy, seizure, assignment, application or sale for or by any creditor or government agency.

Pursuant to the Distributor Agreement, Midori-Bio agreed to indemnify EcoLogic against any and all claims, demand, losses and suits, including reasonable attorney’s fees, resulting from any act or omission by Midori-Bio or its agents, employees, officers and directors arising from or related in any way to Midori-Bio’s activities in the course of performance and services under the Distributor Agreement or Midori-Bio’s breach of any provision of the Distributor Agreement. The Distributor Agreement contains confidentiality, non-competition, non-solicitation and on-circumvention terms typically included in such agreements. A copy of the Distributor Agreement is filed as Exhibit 10.1 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Midori-Bio purchased, marketed and resold more than 5,000 kilograms of Ecologic ingredients during 2021, which exceeded the minimum Target Volume of 1,000 kilogram required during the first year of the Distribution Agreement.

Sales Agreements

Sales Agreement with 2013097 Ontario Inc.

On July 1, 2021, Midori-Bio entered into a sales agreement (the “SA”) with 2013097 Ontario Inc. (the “Representative”), which is owned and controlled by Randy Stronge. Pursuant to the SA, Midori-Bio agreed to retain the Representative as its authorized independent and exclusive sales and marketing representative to market, promote and sell Company’s EcoLogic’s Eco-One products in accordance with the terms of the SA for certain approved accounts as set forth in the SA (the “Accounts”). The Accounts may be revised from time to time by Company to include additional Accounts at the approval of Midori-Bio. The Representative cannot market or solicit customers or sales outside of the approved Account list without Company’s prior written consent. The representative will not be entitled to any compensation provided for in this SA with respect to any sales that occur outside the approved Account List. Pursuant to the SA, Midori-Bio agreed to pay the Representative forty percent (40%) of the net profits (meaning for the purpose of the SA product costs plus product logistics costs plus additional sales costs as agreed) and payment will be made by Midori-Bio to the Representative after full payment is received by Midori-Bio from the customer. Pursuant to the SA, the Representative agreed to use its best efforts to actively solicit orders for and promote the sale of the approved products on behalf of Midori-Bio to the approve Accounts. The Representative may hire or contract with representatives or service personnel to promote the products and perform the duties under the SA, but cannot engage in any sales of products that are competitive to Midori-Bio. The term of the SA is for a period of five (5) years until terminated by either party as provided in the SA. The SA may be terminated by either party any time in the event of breach by the other party of the SA that remains uncured after thirty (30) days following written notice thereof or for “cause.” “Cause” is defined in the SA as (i) a party’s arrest or indictment for a felony involving a moral turpitude (ii) with respect to the Representative, any crime in connection with its representation of Midori-Bio which causes Midori-Bio a substantial detriment (iii) actions by a party or its agents or subcontractors which may damage the reputation of, or cause financial losses or expenses to, the other party or any of its affiliates and (iv) the failure of either party to pay an amount due under the SA within thirty (30) days of the applicable due date. In the event that the SA is not renewed at the election of Midori-Bio, the Representative will continue to be paid by Midori-Bio in the amount of forty percent (40%) of the net profit actually collected by Midori-Bio from sales of the products by the Representative in place at the time of such non-renewal, for a period of 13 years following Midori-Bio’s non-renewal of the SA. Upon termination of the SA for any reason, the Representative will be entitled to their percentage of net profit on all orders for products by the Representative invoiced to customers, regardless of when such orders are shipped prior to the termination date. The SRA also contains customary non-competition, non-disclosure and confidentiality terms typically included in such agreements. A copy of the SA is filed as Exhibit 10.3 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Consulting Agreements

Consulting Agreement with TR Global, LLC

On January 13, 2022, Midori-Bio entered into a consulting agreement with the Company, Midori-Bio’s parent company, and TR Global, LLC, with Tim Ronchak of TR Global, LLC agreeing to act as a consultant to Midori-Bio. The term of the consulting agreement is for an initial term of three (3) years, unless terminated earlier in accordance with the agreement, and the parties may mutually agree to renew the consulting agreement in writing for successive one (1) year terms following the expiration of the initial term. The consultant agreed to provide Midori-Bio with the following services with a minimum weekly commitment of thirty-five (35) hours: (i) sourcing & developing new business customers; (ii) support Midori-Bio’s government relations strategies; (iii) support Midori-Bio’s B2B and B2C relationships; (iv) support Midori-Bio’s PR outreach; (v) consult and meet with Company principles and associate consultants and ambassadors, as may be required; and (vi) maintain/support certain accounts with Midori-Bio. As compensation under the consulting agreement, Midori-Bio agreed to compensate the consultant as follows: (i) the Company agreed to issue 600,000 of its common shares to the consultant (issued) (ii) a monthly fee of CAD$15,840 ($12,000) and (iii) one time fees equal to CAD$50,000 ($37,879) (a) if a threshold of CAD$500,000 ($378,788) gross sales is achieved by Midori-Bio in 2022, (b) if a threshold of CAD$2,000,000 ($1,515,152) gross sales is achieved by Midori-Bio in 2023 and (c) if a threshold of CAD$3,000,000 ($2,272,727) gross sales is achieved by Midori-Bio in 2024. The consulting agreement may be terminated by either party at any time in the event of a material breach by the other party under the agreement, and can also be terminated by Midori-Bio reason of death or inability of the consultant to perform the services under the agreement, or by either party if the other party (i) becomes or is declared insolvent or bankrupt; (ii) is the subject of a voluntary or involuntary bankruptcy or other proceeding related to its liquidation or solvency, which proceeding is not dismissed within 90 calendar days after its filing; (iii) ceases to do business in the normal course; or (iv) makes an assignment for the benefit of creditors. The agreement terminates automatically upon any determination by a court of competent jurisdiction that either party is excused or prohibited from performing in full all obligations thereunder, including, without limitation. There are no payment provisions associated with the termination of this consulting agreement. Pursuant to the consulting agreement, the consultant agreed to indemnify Midori-Bio, its directors, officers, shareholders, employees, representatives, dealers, agents, insurers and assignees harmless from any and all loss, liability, damage, fine, penalty, demand, expense, complaint, claim or cause of action (including court costs and legal fees) (the “Claims”), arising out of or in connection with the negligent performance or non-performance by the consultant of the services or any work performed by the consultant for Midori-Bio, or any obligations under the consulting agreement including any Claims arising out of its enforceability as well as actions of any employee, agent, subcontractor or individual or entity otherwise engaged by the consultant in relation to the provision of the services, under the consulting agreement. The consulting agreement also contains customary non-disclosure, non-solicitation and confidentiality terms typically included in such agreements. A copy of this consulting agreement is filed as Exhibit 10.11 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Consulting Agreement with Ben Mulroney

On October 22, 2021, Midori-Bio entered into a consulting agreement with Ben Mulroney agreeing to act as a consultant to Midori-Bio. The term of the consulting agreement is for an initial term of six (6) months, unless terminated earlier in accordance with the agreement, and the parties may mutually agree to renew the consulting agreement in writing for successive one (1) year terms following the expiration of the initial term. The consultant agreed to serve as the Vice President of Business Development and Communication for Midori-Bio and to provide Midori-Bio with the following services with a minimum weekly commitment of twenty (20) hours: (i) sourcing & developing new business customers; (ii) support Midori-Bio’s government relations strategies; (iii) support the Company’s B2B and B2C relationships; (iv) support Midori-Bio’s PR outreach; (v) support Midori-Bio’s investor relationships; and (vi) consult and meet with Company principles and occasionally with our associate consultants and ambassadors. As compensation under the consulting agreement, Midori-Bio agreed to compensate the consultant as follows: (i) a monthly fee of CAD $10,000 ($7,576) (discontinued after 6 months); (ii) allowing the consultant to use the title “VP of Business Development and Communication”; (iii) upon listing of Midori-Bio’s securities, Midori-Bio will award 250,000 shares of its restricted stock units, pursuant to Midori-Bio’s planned equity compensation plan (the “Plan”) to vest over 16 months as set forth in the agreement; (iv) upon listing of Midori-Bio’s securities, Midori-Bio will grant 500,000 stock options to the consultant at the listing price under the Plan with 12,500 options becoming exercisable for every CAD$500,000 ($378,788) in gross profits generated and collected by Midori-Bio that are introduced and enter into an ongoing contract with Midori-Bio solely as a result of the consultant’s efforts; and (v) the consultant will be paid a commission of 5% of the net profits from any clients that are introduced and enter into an ongoing contract with Midori-Bio solely as a result of the consultant’s efforts (this commission payment will cease ninety (90) days after the termination of the consulting agreement). The consulting agreement can be terminated by either party at any time for any reason by giving no less than thirty (30) days prior written notice to the other party. Other than the commission payment noted above, there are no payment provisions associated with the termination of this consulting agreement. The consulting agreement also contains customary non-competition, non-disclosure, non-solicitation and confidentiality terms typically included in such agreements. A copy of this consulting agreement is filed as Exhibit 10.8 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Consulting Agreement with Hotspex International Marketing, Inc.

On December 23, 2021, the Company and Midori Bio entered into a consulting agreement with Hotspex International Marketing, Inc. (“HIM”), pursuant to which the Company engaged HIM to act as a consultant to assist the Company with respect to business development. The term of the consulting agreement is for an initial term of two years, and can be renewed in writing for successive 1 year terms. As compensation under the consulting agreement, the Company agreed to compensate HIM as follows (i) options to purchase 200,000 of the Company’s common shares pursuant to the Company’s stock option plan upon the listing of the Company on a public stock exchange and (ii) commission equal to 30% of the Company’s net profits generated from sales during the first year of the term of the contract between the Company and a client listed on the consulting agreement (“Consulting Net Profits”). The Consulting Net Profits will decrease to 15% after each such client’s first year contract with the Company. In addition, if the consulting agreement is not renewed for any renewal term at the option of the Company, HIM will continue to receive the trailing payments of 15%, then 7.5%, and finally 3.5% for the time periods as set forth in the consulting agreement until the earlier of, the expiration of the applicable client term with the Company or the ninth anniversary of the date of the termination of the consulting agreement. The consulting agreement can be terminated (i) by either party in the event of a breach by the other party of a material covenant, commitment or obligation under the consulting agreement that remains uncured after 30 days following written notice thereof (ii) by either party upon written notice to the other party if the other party becomes or is declared insolvent or bankrupt, is the subject of a voluntary or involuntary bankruptcy or other proceeding related to its liquidation or solvency, which proceeding is not dismissed within 90 calendar days after its filing, ceases to do business in the normal course or makes an assignment for the benefit of creditors or (iii) by the Company by giving 30 days advance written notice to HIM if HIM fails to generate $500,000 of gross sales in any 12 month period. Pursuant to the consulting agreement, the consultant agreed to indemnify the Company, its directors, officers, shareholders, employees, representatives, dealers, agents, insurers and assignees harmless from any and all loss, liability, damage, fine, penalty, demand, expense, complaint, claim or cause of action (including court costs and legal fees) (the “Claims”), incurred from the services performed by HIM under the consulting agreement including any Claims arising out of its enforceability as well as actions of any employee, agent, subcontractor or individual or entity otherwise engaged by HIM in relation to the provision of the services and the Company agreed to indemnify HIM against all Claims arising in connection with the products sold by HIM under the consulting agreement. The consulting agreement also contains customary non-disclosure, non-solicitation and confidentiality terms typically included in such agreements. A copy of this consulting agreement is filed as Exhibit 10.14 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Consulting Agreement with Vasek Pospisil

On December 28, 2021, the Company and Midori Bio entered into a consulting agreement with Vasek Pospisil, pursuant to which the Company engaged Mr. Pospisil to act as a consultant to assist the Company in the position of Manager of Business Development and Communication and to provide the following services in such capacity: actively sourcing & commercializing approved new business clients, supporting the Company’s B2B and B2C relationships, supporting the Company’s PR outreach, supporting the Company’s investor relationships and consulting and meeting with the Company’s principles and occasionally with associate consultants and ambassadors. The initial term of the consulting agreement is for one year, and can be renewed by the parties in writing for successive one year terms. As compensation under the consulting agreement, the Company agreed to pay Mr. Pospisil as follows: (i) 20% of Midori-Bio’s net profits, calculated on the first $10,000,000 of Midori-Bio’s gross sales which are attributed to clients pre-approved in writing by Midori-Bio that contract with Midori-Bio solely as a result of Mr. Pospisil’s efforts (ii) 10% of Midori-Bio’s net profits calculated on all gross sales of Midori-Bio thereafter attributed to the clients that contract with Midori-Bio solely as a result of Mr. Pospisil’s efforts and (iii) options to purchase 500,000 of the Company’s common shares pursuant to the Company’s stock option plan in connection with the listing of the Company on a public stock exchange (the “Listing Event”) to vest in increments as set forth in the consulting agreement. If the Listing Event does not occur within 24 months of December 28, 2021, the Company will not be required to grant the stock options and instead will issue 500,000 of its common shares to Mr. Pospisil. The consulting agreement can be terminated (i) by the Company at any time without notice or pay in lieu of notice for “Just Cause” as such term is defined in the consulting agreement or (ii) by Mr. Pospisil by giving four weeks written notice of his intention to resign. In addition, if the consulting agreement is not renewed at the option of the Company for a reason other than Just Cause, Mr. Pospisil will continue to receive the compensation set forth in the consulting agreement for a period of 5 years. Pursuant to the consulting agreement, the Company agreed to indemnify Mr. Pospisil against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever incurred by Mr. Pospisil in the course of providing services under the consulting agreement so long as Mr. Pospisil performs such services in good faith and in the best interest of the Company. The consulting agreement also contains customary non-disclosure, non-solicitation and confidentiality terms typically included in such agreements. A copy of this consulting agreement is filed as Exhibit 10.15 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Consulting Agreement with Stephen Arbib

On April 29, 2022, the Company and Midori-Bio entered into a consulting agreement with Stephen Arbib, pursuant to which, the Company engaged Mr. Arbib as a consultant to provide consulting services in the position of Business Development Adviser and to provide the following services in such capacity: actively sourcing & commercializing approved new business clients, supporting the Company’s B2B and B2C relationships, supporting the Company’s PR outreach, supporting the Company’s investor relationships and consulting and meeting with the Company’s principles and occasionally with associate consultants and ambassadors. The initial term of the consulting agreement is for one year, and can be renewed by the parties in writing for successive one year terms. As compensation under the consulting agreement, the Company agreed to (i) pay Mr. Arbib 15% of Midori-Bio’s net profits, calculated on the first $10,000,000 of Midori-Bio’s gross sales which are attributed to clients pre-approved in writing by Midori-Bio that contract with Midori-Bio solely as a result of Mr. Arbib’s efforts and 10% thereafter attributed to any clients that contract with the Company solely as a result of Mr. Arbib’s efforts (Mr. Arbib can elect to receive payment in cash or stock, and if stock is selected it will be paid based on a 20 day volume-weighted average price of the Company’s common shares) and (ii) options to purchase 500,000 of the Company’s common shares pursuant to the Company’s stock option plan in connection with the listing of the Company on a public stock exchange (the “Listing Event”) and Mr. Arbib delivering $500,000 of annual revenue to the Company (the “Trigger Date”), to vest in increments as set forth in the consulting agreement. If the Listing Event does not occur within 24 months of the Trigger Date, the Company will not be required to grant these stock options and instead will issue 500,000 of its common shares to Mr. Arbib. The consulting agreement can be terminated (i) by the Company at any time without notice or pay in lieu of notice for “Just Cause” as such term is defined in the consulting agreement or (ii) by Mr. Arbib by giving four weeks written notice of his intention to resign. If the consulting agreement is not renewed at the option of the Company for a reason other than Just Cause, Mr. Arbib will continue to receive the compensation set forth in the consulting agreement for a period of 4 years. Pursuant to the consulting agreement, the Company agreed to indemnify Mr. Arbib against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever incurred by Mr. Arbib in the course of providing services under the consulting agreement so long as Mr. Arbib performs such services in good faith and in the best interest of the Company. The consulting agreement also contains customary non-disclosure, non-solicitation and confidentiality terms typically included in such agreements. A copy of this consulting agreement is filed as Exhibit 10.16 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Employees

As of December 2, 2022, we had 12 consultants and no full-time or part-time employees. 11 of our consultants are located in Canada, with two performing management functions, nine performing sales functions, and one performing administration. The remaining one consultant is located in USA performing sales functions.

Facilities

The Company’s headquarters are located at 5 Hazelton Avenue, Suite 400, Toronto, ON Canada with approximately 900 square feet of space. The Company entered into a verbal lease agreement for its property on a month to month basis, beginning on August 2021 (the “Lease”). Under the Lease, the Company pays Net Rent of CAD$13.00 ($9.85) per square foot per annum, approximately CAD$12,000 ($9,091) annum, payable in monthly equal installments. Warehouse space is a 3PL agreement of CAD$8.00 ($6.06) per pallet space plus administration cost of CAD$50.00 ($37.88) on a per month basis with Eastenn Warehouse and Distribution (Tennessee USA). However, as we move forward on-boarding our Asian customers, we will need to find a similar 3PL warehouse in Asia. Otherwise, we believe that these facilities are adequate for our current and near-term future needs.

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Positions Held	Entity	Initial Term of Office
Officers and Directors
Kenneth Lyons	59	Chief Executive Officer and Director	Midori Group Inc.	January 19, 2021
		Chief Executive Officer and Director	Midori-Bio Inc.	January 6, 2021

Robert Leeder	69	Chairman, President and Director	Midori Group Inc.	January 19, 2021
		Chairman, President and Director	Midori-Bio Inc.	January 6, 2021

Ravinder Kang	56	Chief Financial Officer, Secretary and Director	Midori Group Inc.	January 19, 2021
		Chief Financial Officer, Secretary and Director	Midori-Bio Inc.	January 6, 2021

Christina Dykun	35	Director	Midori Group Inc.	November 24, 2021
		Director	Midori-Bio Inc.	November 24, 2021

Business Advisors
Daniel Duguay	50	Chief Innovation Advisor	Midori Group Inc.	January 19, 2021
		Chief Innovation Advisor	Midori-Bio Inc.	January 6, 2021

Benedict Mulroney	46	Communications Advisor	Midori Group Inc.	January 19, 2021
		Communications Advisor	Midori-Bio Inc.	January 6, 2021

Officers and Directors

Set forth below is a brief biography of each of our executive officers and directors.

Kenneth Lyons

Ken Lyons is the Chief Executive Officer and a director of the Company since January 19, 2021. He has also served as the Co-Founder, Chief Executive Officer and a director of Midori-Bio, the wholly-owned operating subsidiary of the Company, since January 6, 2021. From 2014 to January 6, 2021, Mr. Lyons served as the President of K. Lyons Enterprises Inc., a Strategic Consultant, including business planning marketing & sales strategy development. From 2000 to 2018, he served as the North American Sales Manager of Sunrise Soya Foods. From 1998 of 2000, Mr. Lyons served as a Strategic Consultant Sales Development. From 1996 to 1998, he served as the National Sales Manager of Unisource Supply Systems. From 1993 to 1996, he served as the National Sales Manager of Maple Leaf Foods. From 1987 to 1993, he served in various roles and locations with SC Johnson Wax.

Mr. Lyons has over 35 years as a successful brand builder, sales and marketing expert and business strategist for some the world’s largest consumer brand companies. He has successfully introduced and drove brands to become market leaders. As a brand builder, Mr. Lyons has supported several consumer brands with innovative packing solutions during his leadership at Bunzl Distribution and Unisource Supply Systems. He has a successful and proven history in understanding consumer-packaged goods (“CPG”) challenges relating to all disciplines including distribution and packaging by leading tremendous collaboration with visionary leaders. Mr. Lyons graduated from Marketing program at Sheridan College. Mr. Lyons does not hold, and has not previously held, any directorships in any reporting companies.

Robert Leeder

Robert Leeder is the Chairman and President and a director of the Company since January 19, 2021. He has also served as the Co-Founder, Chairman and President and a director of Midori-Bio, the wholly-owned operating subsidiary of the Company, since January 6, 2021. From January 2016 to the present, Mr. Leeder serves as the owner of his own consulting business, 1161168 Ontario Ltd. Mr. Leeder has more than 30 years of executive leadership experience. He has led numerous transactions and spearheaded financial, marketing, and operational improvements for global companies across consumer-packaged goods sectors. Robert has launched and successfully guided several brands specializing in the sporting goods and outdoor recreational markets. Some of these brands include Titan and Easton sports and the Merrell footwear brand. In the last ten years Robert has introduced sustainable, toxic-free additives for synthetic-based textiles and plastics providing global brands to reduce their carbon footprint, paving the way for other environmental outdoor brands to follow this direction. Mr. Leeder does not hold, and has not previously held, any directorships in any reporting companies.

Ravinder Kang

Ravinder Kang is the Chief Financial Officer, Corporate Secretary, and a director of the Company since January 19, 2021. He has also served as the Chief Financial Officer and Corporate Secretary and a director of Midori-Bio, the wholly-owned operating subsidiary of the Company, since January 6, 2021. From March 1992 to March 2015. Mr. Kang served as the Senior officer of the TSX Venture Exchange. He was the Director of Listed Issuer Services and held other positions with TMX Group from March 1992 to March 2015. Since 2015, Mr. Kang has served as the principal of RSJ Consulting Inc., a firm that provides corporate finance advice and executive management services to private and public companies.

Mr. Kang is a director and officer of various reporting issuer listed in Canada. Mr. Kang received a Bachelor of Commerce degree from the University of British Columbia in 1988 and obtained his C.A. designation at Ernst and Young.

Christina Dykun

Christina Dykun has served as an independent director of the Company since November 24, 2021. She has also served as an independent director of Midori-Bio, the wholly-owned operating subsidiary of the Company, since January 6, 2022. In 2014, Ms. Dykun qualified as a corporate lawyer at Bennett Jones LLP (Toronto) and remains a lawyer in good standing with the Law Society of Ontario. From 2015 to 2017, Ms. Dykun moved into the world of finance and served as an Investment Analyst & Legal Associate in the investment management division of Dundee Corporation (a publicly-listed investment manager, listed on the Toronto Stock Exchange under the ticker: DC.A) focusing on hedge funds, private equity, corporate finance, and mergers & acquisitions. From 2017 to 2019, Ms. Dykun served as the Vice President of Investment Banking in the Healthcare Division at leading independent Canadian investment banks, including GMP Securities L.P. (now Stifel). As the Vice President of Investment Banking, Ms. Dykun helped execute go-publics transactions for healthcare companies with multi-billion dollar market capitalizations, large-scale public M&A transactions, and over $3B worth of completed equity/debt financings. From 2020 to 2022, Ms. Dykun has built a successful strategic advisory business focusing on leading private and public companies throughout North America in high-growth sectors, including healthcare, consumer packaged goods, and technology.

Ms. Dykun is a passionate finance professional with extensive experience in capital markets, helping advise many of the largest healthcare companies in the United States and Canada throughout the public listing, institutional financing, and merger & acquisition processes. To this day, Ms. Dykun employs a creative approach to building companies through organic growth initiatives and accretive acquisitions. Ms. Dykun’s niche experience with high-growth corporates will lend itself to the Company as it builds its brand and business, while serving as an ardent proponent for a more global acceptance of environmental stewardship and sustainable solutions. Ms. Dykun graduated from the University of Toronto with an Honours Bachelor of Arts and Master of Arts Degree, as well as a Juris Doctor Degree from the University of Ottawa. In addition, Ms. Dykun achieved the Partners, Directors and Senior Officers certification through the Canadian Securities Institute. Ms. Dykun does not hold, and has not previously held, any directorships in any reporting companies.

Business Advisors

Daniel Duguay

Daniel Duguay has advised the Company on a variety of strategic, technological, and business development initiatives since November 2021. As a Senior Associate with a leading government relations firm in Ottawa Canada, Dan advises corporate and academic clients in achieving their regulatory, policy, innovation and financing priorities leveraging a career in academia, industry and government. From April 2018 to May 2022, Mr. Duguay served as a Principal and Senior Associate with Tactix Government Relations. From April 2016 to April 2018, he served as the Senior Director, Business Development with Thomson Reuters. From December 2002 to April 2016, Mr. Duguay served in various leadership roles with the Government of Canada, including strategic policy, innovation, regulatory and procurement roles. Prior, he was a manufacturing architect in several start-ups, as well as Senior Manufacturing Engineering Manager at Nortel Networks. Dan holds a B.A.Sc. (Chemical Engineering) from the University of Ottawa, and a Masters in Engineering (formulating novel biomaterial applications) from McGill University. As a Ph.D. candidate at the Ottawa Heart Institute Cardiovascular Devices Division, Mr. Duguay led the development of mathematical models predicting the enzymatic degradation of complex polymers.

Benedict Mulroney

Benedict Mulroney has advised the Company on a variety of strategic initiatives since October, 2021. Mr. Mulroney, a former Co-host of CTV’s daily morning program, Your Morning from 2017 to 2021 and contributor to CTV’s eTalk from 2002 to 2019, is regarded as one of Canada’s premier television hosts. Mulroney got his start as the Quebec City Correspondent for talktv’s The Chatroom. He then moved to the new role of entertainment reporter for CTV’s Canada AM. He was also the host of Canadian Idol for six seasons, which was the most-watched English language Canadian television show on record at the time. Mulroney then co-hosted eTalk from its inception, interviewing thousands of stars and reporting from hundreds of red carpets, including the Oscars, Golden Globes, the Emmys, and the Juno Awards. Mulroney was also the national spokesperson for WaterCan in 2012, a charity focused on bringing drinking water to those most in need. Mr. Mulroney received a Bachelor of Arts degree in political science from Duke University in 1997 and a bachelor of civil law for l’université Laval in 2000.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Consulting Relationships

Currently, all of our officers and directors are working under consulting agreements/relationships and may dedicate time and resources to other functions and personal expenditures, some of which may conflict with our objectives as a company.  Our officers and directors are not required under such consulting agreements/relationships to devote any specific hours per week to the affairs of the Company. Any and all conflicts of interest entered into by our officers and directors are brought to the company’s board of director’s attention, with a resolution to the conflict addressed as such, at the time of revealment.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Foreign Private Issuer Status

The listing rules of the Nasdaq Capital Market, which we also refer to as the Nasdaq Listing Rules, include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. The application of such exceptions requires that we disclose each noncompliance with the Nasdaq Listing Rules that we do not follow and describe the British Columbia, Canada corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. When our common shares are listed on the Nasdaq Capital Market, we intend to continue to follow British Columbia, Canada corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Listing Rules;

●	the requirement under Section 5605(b)(2) of the Nasdaq Listing Rules that a company have regularly scheduled meetings at which only independent directors are present;

●	the requirement under Section 5605(d) of the Nasdaq Listing Rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq Listing Rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	the requirement under Section 5610 of the Nasdaq Listing Rules that a company adopt one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available; and

●	the requirement under Section 5635(d) of Nasdaq Listing Rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

British Columbia, Canada corporate law does not impose a requirement that the board consist of a majority of independent directors. Nor does British Columbia, Canada corporate law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. In addition, British Columbia, Canada corporate law does not impose a requirement that a company have regularly scheduled meetings at which only independent directors are present. Furthermore, British Columbia, Canada corporate law does not require a company to adopt a written code of conduct applicable to all directors, officers and employees.

The Company intends to avail itself of these exemptions. More specifically, the Company will not have a compensation committee or a nominating and corporate governance committee. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If at any time the Company ceases to be a “foreign private issuer” under the rules of Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including, but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Notwithstanding the Company’s status as a foreign private issuer, the Company will remain subject to the corporate governance standard of Nasdaq that requires the Company to have an audit committee with at least three independent directors as well as composed entirely of independent directors. For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing on the Nasdaq Capital Market, at least two independent directors within 90 days of listing on the Nasdaq Capital Market and at least three independent directors within one year of listing on the Nasdaq Capital Market, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq Capital Market rule.

The Company’s Board of Directors has affirmatively determined that one of its four current directors, namely Christina Dykun, is an independent director of the Company within the meaning of Nasdaq’s rules, and three of its four current directors, namely Kenneth Lyons, Robert Leeder and Robert Kang, are not independent directors of the Company within the meaning of Nasdaq’s rules. Therefore, less than a majority of the members of the Board of Directors consists of independent directors.

Committees of the Board of Directors

Audit Committee

We have established an audit committee, which consists of three directors, including, Christina Dykun, Kenneth Lyons and Robert Leeder. We have determined that only Christina Dykun satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Therefore, Messrs. Leeder and Lyons, will be replaced with independent directors within 90 days and one year, respectively, of listing on the Nasdaq Capital Market, so that one year of the listing the audit committee will consist solely of independent directors and at least one of the two replacement independent directors will qualify as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq Listing Rules. Ms. Dykun is the chair of the audit committee. Our audit committee adopted a written charter, a copy of which is posted on the Corporate Governance section of our website, at www.midori-bio.com.

Our audit committee is authorized to:

●	approve and retain the independent auditors to conduct the annual audit of our financial statements;
●	review the proposed scope and results of the audit;
●	review and pre-approve audit and non-audit fees and services;
●	review accounting and financial controls with the independent auditors and our financial and accounting staff;
●	review and approve transactions between us and our directors, officers and affiliates;
●	recognize and prevent prohibited non-audit services;
●	establish procedures for complaints received by us regarding accounting matters; and
●	oversee internal audit functions, if any.

Compensation Committee

Because we will be a “foreign private issuer” within the meaning of the corporate governance standards of Nasdaq, we will not be required to, and do not currently expect to, have a compensation committee. If and when we are no longer a “foreign private issuer”, we will be required to establish a compensation committee. We anticipate that such a compensation committee would consist of three directors who will be “independent” under the rules of the SEC, subject to the permitted “phase-in” period pursuant to the rules of Nasdaq. Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and Nasdaq standards.

This compensation committee would:

●	review and determine the compensation arrangements for management;

●	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

●	administer our incentive compensation and benefit plans and purchase plans;

●	oversee the evaluation of the Board of Directors and management; and

●	review the independence of any compensation advisers.

Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and Nasdaq standards.

Nominating and Corporate Governance Committee

Because we will be a “foreign private issuer” within the meaning of the corporate governance standards of Nasdaq, we will not be required to, and do not currently expect to, have a nominating and corporate governance committee.

A stockholder may nominate one or more persons for election as a director at an annual meeting of stockholders if the stockholder complies with the notice and information provisions contained in our articles. Such notice must be in writing to our company not less than 30 days and not more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be made not later than the tenth day following the date of the notice. In addition, stockholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of stockholders entitled to vote at such meeting.

If and when we are no longer a “foreign private issuer”, we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be “independent” under the rules of the SEC, subject to the permitted “phase-in” period pursuant to the rules of Nasdaq.

The functions of the nominating and corporate governance committee, among other things, would include:

●	identifying individuals qualified to become board members and recommending director;

●	nominees and board members for committee membership;

●	developing and recommending to our board corporate governance guidelines;

●	review and determine the compensation arrangements for directors; and

●	overseeing the evaluation of our Board of Directors and its committees and management.

Upon formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and Nasdaq standards.

Board Leadership Structure and Board’s Role in Risk Oversight

Robert Leeder is the Chairman of the Board. The Chairman has authority, among other things, to preside over Board meetings and set the agenda for Board meetings. Accordingly, the Chairman has substantial ability to shape the work of our Board. We currently believe that separation of the roles of Chairman (Robert Leeder) and Chief Executive Officer (Kenneth Lyons) ensures appropriate oversight by the Board of our business and affairs. However, no single leadership model is right for all companies and at all times. The Board recognizes that depending on the circumstances, other leadership models, such as the appointment of a lead independent director, might be appropriate. Accordingly, the Board may periodically review its leadership structure. In addition, following the qualification of the offering, the Board will hold executive sessions in which only independent directors are present.

Our Board is generally responsible for the oversight of corporate risk in its review and deliberations relating to our activities. Our principal source of risk falls into two categories, financial and product commercialization. The audit committee oversees management of financial risks, and our Board regularly reviews information regarding our cash position, liquidity and operations, as well as the risks associated with each. The Board regularly reviews plans, results and potential risks related to our business. The Board is also expected to oversee risk management as it relates to our compensation plans, policies and practices for all employees including executives and directors, particularly whether our compensation programs may create incentives for our employees to take excessive or inappropriate risks which could have a material adverse effect on the Company.

Code of Business Conduct and Ethics

Our board of directors plans on adopting a code of business conduct and ethics prior to this registration statement becoming effective.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information in CAD$ regarding the compensation paid by our subsidiary, Midori-Bio Inc., during the period from January 6, 2021 through September 30, 2021 to Kenneth Lyons, our chief executive officer (principal executive officer). We refer to this individual as our “named executive officer.” No other executive officers received total compensation in excess of CAD$132,000 ($100,000).

Name and Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kenneth Lyons(1)	2021	$55,000	(1)	-	-	$-	-	-	$-	$55,000
Chief Executive Officer (principal executive officer)

(1)	Ken Lyons has served as Chief Executive Officer of Midori-Bio Inc. since January 6, 2021.

Consulting Agreements

Consulting Agreement with K. Lyons Enterprises Inc. (Ken Lyons)

On January 11, 2021, Midori-Bio entered into a consulting agreement with K. Lyons Enterprises Inc., which is owned and controlled by Kenneth Lyons, Midori-Bio’s Co-Founder and Chief Executive Officer, pursuant to which K. Lyons Enterprises Inc. agreed to provide consulting services to Midori-Bio. The term of the consulting agreement is for an initial term of ten (10) years, unless terminated earlier in accordance with the agreement, and the agreement will be automatically extended on an annual basis following the expiration of the initial term and any additional term. The consultant agreed to provide Midori-Bio with consulting services expected to be comprised of approximately forty (40) to fifty (50) hours per week on average. As compensation under the consulting agreement, Midori-Bio agreed to compensate the consultant as follows: (i) a fee at a rate of CAD$27,085 ($20,519) per month plus Harmonized Sales Tax (HST) commencing August 1, 2021 and (ii) in the event that Midori-Bio, or an entity that acquires all of the issued and outstanding securities of Midori-Bio (“Parentco”), completes a listing of its securities on a recognized and publicly traded stock exchange in Canada or the United States (a “Listing Event”), Midori-Bio or the Parentco, as the case may be, shall award the consultant 1,000,000 restricted stock units concurrently with a Listing Event pursuant to the terms of a Restricted Stock Unit Plan to be adopted by Midori-Bio or Parentco, as the case may be. The consulting agreement can be terminated: (i) at any time for any reason by mutual written consent of the parties; (ii) Midori-Bio can terminate the agreement by proving the consultant with thirty-six (36) months’ notice in writing (provided Midori-Bio may provide the consultant with thirty-six (36) months’ pay in lieu of notice); (iii) by the consultant by giving Midori-Bio thirty (30) days written notice in advance; and (iv) the agreement terminates automatically by reason of death of the Consultant’s principal, Kenneth Lyons. Additionally, Midori-Bio may terminate the agreement any time without notice to the consultant if: (i) the consultant persistently fails to perform the services or otherwise fails to comply with a material provision of the agreement; (ii) the consultant or any employee of the consultant commits any material misrepresentation or any dishonest or fraudulent act in the performance of any obligations thereunder; (iii) the consultant or any employee of the consultant engages in conduct that tends to damage Midori-Bio’s goodwill or reputation for which the consultant has been put on written notice; or (iv) if the consultant becomes a participant in, or subject to, any legal proceedings where it is alleged that the consultant has committed gross negligence, fraud, conversion or wrongful death. Other than the option for the thirty-six (36) months’ pay in lieu of notice noted above, there are no payment provisions associated with the termination of this consulting agreement. The consulting agreement also contains customary non-disclosure terms typically included in such agreements. A copy of this consulting agreement is filed as Exhibit 10.9 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Consulting Agreement with 2863358 ONTARIO INC. (Robert Leeder)

On January 11, 2021, Midori-Bio entered into a consulting agreement with 2863358 ONTARIO INC., which is owned and controlled by Robert Leeder, Midori-Bio’s Co-Founder, Chairman and president pursuant to which the consultant agreed to provide consulting services to Midori-Bio. The term of the consulting agreement is for an initial term of ten (10) years, unless terminated earlier in accordance with the agreement, and the agreement will be automatically extended on an annual basis following the expiration of the initial term and any additional term. The consultant agreed to provide Midori-Bio with consulting services expected to be comprised of approximately forty (40) to fifty (50) hours per week on average. As compensation under the consulting agreement, Midori-Bio agreed to compensate the consultant as follows (i) a fee at a rate of CAD$27,085 ($20,519) per month plus Harmonized Sales Tax (HST) commencing August 1, 2021 and (ii) in the event that Midori-Bio, or an entity that acquires all of the issued and outstanding securities of Midori-Bio (“Parentco”), completes a listing of its securities on a recognized and publicly traded stock exchange in Canada or the United States (a “Listing Event”), Midori-Bio or the Parentco, as the case may be, shall award the consultant 1,000,000 restricted stock units concurrently with a Listing Event pursuant to the terms of a Restricted Stock Unit Plan to be adopted by Midori-Bio or Parentco, as the case may be. The consulting agreement can be terminated: (i) at any time for any reason by mutual written consent of the parties; (ii) Midori-Bio can terminate the agreement by proving the consultant with thirty-six (36) months’ notice in writing (provided Midori-Bio may provide the consultant with thirty-six (36) months’ pay in lieu of notice); (iii) by the consultant by giving Midori-Bio thirty (30) days written notice in advance; and (iv) the agreement terminates automatically by reason of death of the Consultant’s principal, Robert Leeder. Additionally, Midori-Bio may terminate the agreement any time without notice to the consultant if: (i) the consultant persistently fails to perform the services or otherwise fails to comply with a material provision of the agreement; (ii) the consultant or any employee of the consultant commits any material misrepresentation or any dishonest or fraudulent act in the performance of any obligations thereunder; (iii) the consultant or any employee of the consultant engages in conduct that tends to damage Midori-Bio’s goodwill or reputation for which the consultant has been put on written notice; or (iv) if the consultant becomes a participant in, or subject to, any legal proceedings where it is alleged that the consultant has committed gross negligence, fraud, conversion or wrongful death. Other than the option for the thirty-six (36) months’ pay in lieu of notice noted above, there are no payment provisions associated with the termination of this consulting agreement. The consulting agreement also contains customary non-disclosure terms typically included in such agreements. A copy of this consulting agreement is filed as Exhibit 10.10 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Employment Agreements

Employment Agreement with Robert Kang

On February 1, 2022, Midori Group entered into an Executive Employment Agreement (the “Employment Agreement”) with Robert Kang, pursuant to which Midori Group engaged Mr. Kang in the capacity of Chief Financial Officer and Mr. Kang agreed to accept such engagement. The term of the Employment Agreement commences from February 1, 2022 and continues on a month to month basis until terminated in accordance with the terms of the Employment Agreement. Pursuant to the Employment Agreement, Midori Group agreed to compensate Mr. Kang with a monthly base salary of CAD$4,000 ($3,030). Additionally, pursuant to the Employment Agreement, Midori Group agreed to reimburse Mr. Kang for all reasonable costs incurred by him in providing the services in accordance with Midori Group’s travel and expense policy.

The Employment Agreement can be terminated any time by Mr. Kang for any reason by giving a minimum of 30 days advance written notice to Midori Group. Upon such termination, Mr. Kang will not be entitled to receive any compensation whatsoever other than that which has accrued up to Mr. Kang’s last day of active service to Midori Group. Midori Group can decide to waive the 30 days advance written notice requirement by Mr. Kang, however in such event, Midori Group will have to provide Mr. Kang with remuneration he would have received during the period of the waived notice up to a maximum of 30 days. The Employment Agreement can be terminated by Midori Group at any time for “Just Cause.” “Just Cause” means any conduct that would constitute just cause for termination of Mr. Kang’s employment without reasonable notice at common law, including but not limited to: (i) any dishonesty, misconduct, self dealing, misuse of any corporate opportunity, conviction at any time of an indictable offence, embezzlement, theft, fraud or misappropriation of funds; (ii) the disclosure of confidential information of Midori Group or other breach of duties of the Employment Agreement or the common law; or (iii) the material failure of Mr. Kang to perform or observe any of the terms or provisions of the Employment Agreement. The Employment Agreement can also be terminated by Midori Group at any time for any reason by giving Mr. Kang giving a minimum of 30 days advance written notice.

The Employment Agreement contains confidentiality and intellectual property right provisions pursuant to which Mr. Kang agreed (i) to keep certain information of Midori Group confidential, (ii) return all property of Midori Group upon any termination of the Employment Agreement and (iii) that all right and title to and interest in any work products while performing services under the Employment Agreement are the property of Midori Group. Pursuant to the Employment Agreement, Midori Group has the right to seek injunctive relief for any breach of the confidentiality and intellectual property rights provisions of the Employment Agreement.

Additionally, pursuant to the Employment Agreement, Midori Group agreed to indemnify Mr. Kang against all costs, charges, and expenses including any amount paid to settle any action or satisfy a judgment reasonably incurred by Mr. Kang in respect of any civil, criminal, or administrative action or proceeding to which he is made a party by reason of being or having been an officer of Midori Group, provided that Mr. Kang has acted honestly and in good faith with a view to the best interests of Midori Group to the maximum extent permitted by the Business Corporations Act (Alberta) (and for certainty without fraud, negligence or willful misconduct). Midori-Bio also agreed during and after the term of the Employment Agreement to use its reasonable best efforts to obtain any approval necessary for such indemnification and to co-operate with Mr. Kang and to provide Mr. Kang with access to any evidence which Midori Group may have or control which would enable Mr. Kang to make an application or obtain any approvals necessary for such indemnification. Additionally, pursuant to the Employment Agreement, Midori Group agreed to maintain an insurance policy with respect to liability relating to its directors and officers and include Mr. Kang as an insured party under such policy.

Additionally, pursuant to the Employment Agreement, any dispute between Midori Group and Mr. Kang on any mater not specifically covered by the Employment Agreement, will be submitted to and settled by arbitration The Employment Agreement can be amended only by an instrument in writing signed by both Midori Group and Mr. Kang.

Elements of Compensation

Mr. Lyons was provided with the following primary elements of compensation during the period from January 6, 2021 (inception) to September 30, 2021:

Base Salary

Mr. Lyons received a fixed base compensation in an amount set forth in his consulting agreement with Midori-Bio based on a number of factors, including:

●	The nature, responsibilities and duties of the officer’s position;

●	The officer’s expertise, demonstrated leadership ability and prior performance;

●	The officer’s salary history and total compensation, including annual cash bonuses and long-term incentive compensation; and

●	The competitiveness of the market for the officer’s services.

Mr. Lyons base compensation during the period from January 6, 2021 (inception) to September 30, 2021 is listed in “—Summary Compensation Table.”

Stock Awards

We did not grant any stock awards to our directors or executive officers during the period from January 6, 2021 (inception) to September 30, 2021.

Stock Option Grants

We did not grant any stock options to our directors or executive officers during the period from January 6, 2021 (inception) to September 30, 2021.

2022 Stock Option Plan

The Board approved a rolling stock option plan on January 21, 2022 (the “Option Plan”), which provides for a total of 10% of the issued and outstanding Common Shares available for issuance thereunder.

The purpose of the Option Plan is to allow the Company to grant stock options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Options is intended to align the interests of such persons with that of the Company’s shareholders.

The tables below summarize information in CAD$ about the options expected to be issued prior to listing:

	Shares under Option	Exercise Price	Expiry Date
Executive Officers	Nil	N/A	N/A
Directors	Nil	N/A	N/A
Employees	Nil	N/A	N/A
Consultants (1)	1,000,000	CAD$0.50	5 years from the date of listing

(1) Consists of Dale Storey , who is an advisor to the Company.

Terms of the Plan

The full text of the Option Plan is available upon written request made directly to the Company at its registered office located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia.

Administration

The Option Plan shall be administered by the Board, a special committee of the Board (the “Committee”) or by an administrator appointed by the Board or the Committee (the “Administrator”) either of which will have full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Option Plan to such directors, officers, employees or consultants of the Company, as the Board, the Committee or the Administrator may from time to time designate.

Number of Common Shares Reserved

Subject to adjustment as provided for in the Option Plan, the aggregate number of Common Shares which will be available for purchase pursuant to Options granted under to the Option Plan will not exceed 10% of the number of Common Shares which are issued and outstanding on the particular date of grant. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to the Option Plan.

Exercise Price

The exercise price at which an Option holder may purchase a Common Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option certificate (an “Option Certificate”) issued in respect of the Option. The exercise price shall not be less than the price determined in accordance with Nasdaq Capital Market policies while, and if, the Company’s Common Shares are listed on the Nasdaq Capital Market.

Maximum Term of Options

The term of any Option granted under the Option Plan (the “Term”) shall be determined by the Board, the Committee or the Administrator, as applicable, at the time the Option is granted but, subject to earlier termination in the event of termination, or in the event of death or disability of the Option holder. In the event of death or disability, the Option shall expire on the earlier of the date which is one year following the date of disability or death and the applicable expiry date of the Option. Options granted under the Option Plan are not to be transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession.

Termination

Subject to such other terms or conditions that may be attached to Options granted under the Option Plan, an Option holder may exercise an Option in whole or in part at any time and from time to time during the Term. Any Option or part thereof not exercised within the Term shall terminate and become null, void and of no effect as of the date of expiry of the Option. The expiry date of an Option shall be the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate or, if no such date is set out in for the Option Certificate the applicable circumstances, the date established, if applicable, in paragraphs (a) or (b) below or in the event of death or disability (as discussed above under “Maximum Term of Options”) or in the event of certain triggering events occurring, as provided for under the Option Plan:

(a) Ceasing to Hold Office - In the event that the Option holder holds his or her Option as an executive and such Option holder ceases to hold such position other than by reason of death or disability, the expiry date of the Option shall be, unless otherwise determined by the Committee, the Board or the Administrator, as applicable and expressly provided for in the Option certificate, the 30th day following the date the Option holder ceases to hold such position unless the Option holder ceases to hold such position as a result of:

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;
(ii)	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or
(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; OR

(i)	termination for cause;

(ii)	resigning his or her position; or
(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option holder ceases to hold the position of executive, employee or consultant for which the Option was originally granted, but comes to hold a different position as an executive, employee or consultant prior to the expiry of the Option, the Committee, the Board or the Administrator, as applicable, may, in its sole discretion, choose to permit the Option to stay in place for that Option holder with such Option then to be treated as being held by that Option holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option holder. Notwithstanding anything else contained in the Option Plan, in no case will an Option be exercisable later than the expiry date of the Option.

Director Compensation

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy to compensate our non-employee directors. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards.

Our policy will provide (as codified in the independent director agreements) that each non-employee director elected to our board of directors after the effectiveness of this registration statement of which this prospectus forms a part, upon initial election to our board of directors, will be compensated as follows:

●	Each director will be paid the sum of CAD$30,000 ($22,727) annually for director’s service as a director of the Company, to be paid CAD$7,500 ($5,682) each calendar quarter, payable within 5 business days of the end of each calendar quarter, and with such amount for any partial calendar quarter being appropriately prorated.

●	Each director shall be paid CAD$5,000 ($3,788) annually for service as a member of the Audit Committee and an additional sum of CAD$5,000 ($3,788) annually for service as the Chairman of the Audit Committee, with each of these payments to be paid quarterly in equal portions, within 5 business days of the end of each calendar quarter, and with any amount for any partial calendar quarter being appropriately prorated.

During the term of the applicable independent director agreement, the Company will reimburse the applicable director for all reasonable out-of-pocket expenses incurred by the applicable director in attending any in-person meetings, provided that the applicable director complies with the generally applicable policies, practices and procedures of the Company for submission of expense reports, receipts or similar documentation of such expenses. Any reimbursements for allocated expenses (as compared to out-of-pocket expenses of the applicable director in excess of CAD$500.00 ($378.79)) must be approved in advance by the Company.

Each of the agreements contains customary confidentiality provisions, and customary provisions related to Company ownership of intellectual property conceived or made by the applicable director in connection with the performance of their duties under the applicable agreement (i.e., a “work-made-for-hire” provision).

Each of the agreement provide that, during the term (which continues as long as the applicable director is serving as a director of the Company), the applicable director is be entitled to indemnification and insurance coverage for officers’ liability, fiduciary liability and other liabilities arising out of the applicable director’s position with the Company in any capacity, in an amount not less than the highest amount available to any other director, and such coverage and protections, with respect to the various liabilities as to which the applicable director has been customarily indemnified prior to termination of employment, shall continue for at least six years following the end of the term. Any indemnification agreement entered into between the Company and the applicable director will continue in full force and effect in accordance with its terms following the termination of the applicable agreement.

Each of the agreements contains customary representations and warranties by the applicable director, relating to the agreement, and contains other customary miscellaneous provisions relating to waivers, assignments, third party rights, survival of provisions following termination, severability, notices, waiver of jury trials and other provisions.

Each of the agreements is governed by and construed and enforced in accordance with the internal laws of the State of Delaware, and for all purposes shall be construed in accordance with the laws of such state, without giving effect to the choice of law provisions of such state. Each of the agreements provide that all legal proceedings concerning the applicable agreement will be in the state and federal courts sitting in Santa Clara County, California, provided that each agreement also includes a provision relating to any disputes being settled by arbitration.

Executive Compensation Philosophy

Our Board of Directors determines the compensation given to our executive officers in their sole determination. Our Board of Directors reserves the right to pay our executives or any future executives a salary, and/or issue them shares of common stock issued in consideration for services rendered and/or to award incentive bonuses which are linked to our performance, as well as to the individual executive officer’s performance. This package may also include long-term stock based compensation to certain executives, which is intended to align the performance of our executives with our long-term business strategies. Additionally, while our Board of Directors has not granted any performance base stock options to date, the Board of Directors reserves the right to grant such options in the future, if the Board in its sole determination believes such grants would be in the best interests of the Company.

Incentive Bonus

The Board of Directors may grant incentive bonuses to our executive officers and/or future executive officers in its sole discretion, if the Board of Directors believes such bonuses are in the Company’s best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue we are able to generate each month, which revenue is a direct result of the actions and ability of such executives.

Long-Term, Stock Based Compensation

In order to attract, retain and motivate executive talent necessary to support the Company’s long-term business strategy we may award our executives and any future executives with long-term, stock-based compensation in the future, at the sole discretion of our Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of and percent of the Company’s common stock beneficially owned as of December 2, 2022, by all directors, our named executive officers, our directors and executive officers as a group, and persons or groups known by us to own beneficially 5% or more of our common stock, immediately prior to this Offering, and immediately after the closing of this offering, as adjusted to reflect the assumed sale of units (which includes Common Shares and immediately exercisable Warrants to purchase Common Shares) in this Offering and the exercise of the Representative’s over-allotment option in full to purchase additional Common Shares and Warrants to purchase Common Shares, but assumes the Warrants forming part of the units and over-allotment option are not exercised.

The business address of each of the beneficial owners listed below is c/o Midori Group Inc., 5 Hazelton Avenue Suite 400, Toronto, ON M5R 2E1.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Pre- Closing Percentage of Class (1)	Post- Closing Amount and Nature of Beneficial Ownership	Post- Closing Percentage of Class (1)
Directors and Executive Officers
Ken Lyons, CEO and Director (2)	11,250,000	25.20%	11,250,000		%
Robert Leeder, Chairman, President, and Director(3)	10,500,000	23.00%	10,500,000		%
Ravinder Kang, Chief Financial Officer, Corporate Secretary, and Director(4)	240,000	* %	240,000		%
Christina Dykun, Director(5)	150,000	* %	150,000		%

All directors and officers as a group (6 persons)	22,140,000	47.31%	22,140,000		%
Principal Shareholders (more than 5%):
KALE INVESTMENT FUND LP(6)	2,000,000	4.48%	2,000,000		%

*	less than 1%.

(1)	The pre-closing percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our capital stock outstanding on December 2, 2022 . The post-closing percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our capital stock outstanding on December 2, 2022, plus the assumed sale of units (which includes our Common Shares and immediately exercisable Warrants to purchase our Common Shares) in this Offering and the exercise of the Representative’s over-allotment option in full to purchase Common Shares and Warrants to purchase Common Shares, but assumes the Warrants forming part of the units and over-allotment option are not exercised. On December 2, 2022, there were 44,646,500 Common Shares outstanding. To calculate a stockholder’s percentage of beneficial ownership, we include in the numerator and denominator the Common Shares outstanding and all of our Common Shares issuable to that person in the event of the exercise of outstanding warrants and other derivative securities owned by that person which are exercisable within 60 days of December 2, 2022. Common Share warrants and derivative securities held by other stockholders are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless we have indicated otherwise, each person named in the table has sole voting power and sole investment power for the shares listed opposite such person’s name.
(2)	Includes (i) 9,250,000 Common Shares held by 1000040627 ONTARIO INC., of which Mr. Lyons has voting and dispositive control, (ii) 1,000,0000 Common Shares issued to Lyons Family Trust, of which Mr. Lyons is a co-trustee with voting and dispositive power, and (iii) 1,000,000 restricted stock units to be issued by Midori Group to 1000040627 ONTARIO INC., of which Mr. Lyons has voting and dispositive control, which vest upon successful listing of Midori Group on the Nasdaq Capital Market.
(3)	Includes (i) 9,500,000 Common Shares held by 2863358 ONTARIO INC., of which Mr. Leeder has voting and dispositive control and (ii) 1,000,000 restricted stock units to be issued by Midori Group to 2863358 ONTARIO INC., of which Mr. Leeder has voting and dispositive control, which vest upon successful listing of Midori Group on the Nasdaq Capital Market.
(4)	Includes 200,000 shares held by Daljunder Kang, Mr. Kang’s wife and 40,000 shares held by Sonya Kang, Mr. Kang’s daughter.

(5)	Includes 150,000 restricted units to be issued to Ms. Dykun by Midori Group which vest upon successful listing of Midori-Group on the Nasdaq Capital Market. Ms. Dykun will also receive 200,000 Options (exercisable at CAD$0.50 ($0.38)) vested over a 2 year period (100,000 options at 12 months of listing and 100,000 options at 24 months of listing) of Midori-Group on the Nasdaq Capital Market.
(6)	The 2,000,000 Common Shares held by KALE INVESTMENT FUND LP, are beneficially owned by Dale Storey and Kevin Jardine, who have voting and dispositive power over such shares.

Compensation Plan Information

The table below sets forth information for the period from January 6, 2021 (inception) to September 30, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	©
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	—

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

Under Item 404 of SEC Regulation S-K, a related person transaction is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, or in which we or our subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any of our directors, nominees for director, executive officers, beneficial owners of more than 5% of any class of our voting securities (a “significant shareholder”), or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

We recognize that transactions between us and any of our directors or executives or with a third party in which one of our officers, directors or significant shareholders has an interest can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our Company and stockholders.

The Audit Committee of the Board of Directors is charged with responsibility for reviewing, approving and overseeing any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K), including the propriety and ethical implications of any such transactions, as reported or disclosed to the Audit Committee by the independent auditors, employees, officers, members of the Board of Directors or otherwise, and to determine whether the terms of the transaction are not less favorable to us than could be obtained from an unaffiliated party.

From time to time we engage in transactions with related parties. The following is a summary of the related party transactions during the period from January 6, 2021 (inception) to September 30, 2021 requiring disclosure pursuant to Item 404 of Regulation S-K.

Share Exchange

On August 30, 2021, Midori Group Inc. entered into a Share Exchange Agreement, as amended on October 31, 2021 , with Midori-Bio Inc. and the Midori-Bio Shareholders. The Share Exchange Agreement closed on January 6, 2022, and at such time Midori Group Inc. acquired all of the issued and outstanding capital stock of Midori-Bio Inc. (consisting of 22,000,000 Class A Common shares) from Midori-Bio Shareholders in exchange for 22,000,000 common shares of Midori Group Inc. to the Midori-Bio Shareholders at a deemed price of CAD$0.50 ($0.38) per share, and Midori-Bio Inc. became a wholly owned subsidiary of Midori Group Inc.

Consulting Agreements

On January 11, 2022, Midori-Bio entered into a consulting agreement with K. Lyons Enterprises Inc., which is owned and controlled by Kenneth Lyons, Midori-Bio’s Co-Founder and Chief Executive Officer, pursuant to which K. Lyons Enterprises Inc. agreed to provide consulting services to Midori-Bio.

On January 11, 2022, Midori-Bio entered into a consulting agreement with 2863358 ONTARIO INC., which is owned and controlled by Robert Leeder, Midori-Bio’s Co-Founder, Chairman and president pursuant to which the consultant agreed to provide consulting services to Midori-Bio.

See “Executive Compensation – Consulting Agreement” hereof for a better description of each of the foregoing consulting agreements.

Employment Agreement

On February 1, 2022, the Company entered into an Employment Agreement with Robert Kang. See “Executive Compensation – Employment Agreement” hereof for a description.

Affiliated Loans

December 16, 2021 Loan Agreement

On December 16, 2021, the Company entered into a loan agreement (the “Loan Agreement”) with Midori-Bio pursuant to which the Company agreed to lend to Midori-Bio CAD$200,000 ($151,515). The purpose of the loan was to provide Midori-Bio with additional capital for its operating expenses in order to be able to continue its operations pending completion of the Share Exchange Agreement between the Company and Midori-Bio. The maturity date of the loan was March 31, 2022, and the Company was able to provide an extension for the maturity date in its sole discretion. The loan did not carry any interest.

September 29, 2021 Promissory Note

On September 29, 2021, Midori-Bio issued a Promissory Note to Rene Bharti in the principal amount of CAD$60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.5 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

September 30, 2021 Promissory Note

On September 30, 2021, Midori-Bio issued a Promissory Note to 1142377 BC LTD in the principal amount of CAD$60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.6 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

September 30, 2021 Promissory Note

On September 30, 2021, Midori-Bio issued a Promissory Note to 1917478 Holdings LLC in the principal amount of CAD$60,000 ($45,455). The note carries interest of 18% per annum. The interest and principal payable under the note were due on the earlier of (i) the closing of the SEA and (ii) December 31, 2021. The SEA closed on January 6, 2022. On December 31, 2021, the outstanding principal and accrued interest under the note were repaid. A copy of the note is filed as Exhibit 10.7 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Director Independence

The Company’s Board of Directors has affirmatively determined that currently one of its four directors, namely Christina Dykun, is an independent director of the Company within the meaning of Nasdaq’s rules. We are a “foreign private issuer” under Nasdaq rules and are not required to have a majority of independent directors on the Board. See “Management—Controlled Company and Director Independence” for additional information.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Common Shares

All of our issued and outstanding common shares (“Common Shares”) are fully paid and non-assessable. Our Common Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Common Shares will not receive a certificate in respect of such Common Shares. Our shareholders who are non-residents of British Columbia may freely hold and vote their Common Shares.

We are authorized to issue an unlimited amount of Common Shares with no par value per share. Subject to the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”) and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Common Shares. No share may be issued at a discount except in accordance with the provisions of the Business Corporations Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Warrants

Overview

The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agency agreement between us and ___________, the Warrant Agent, and the form of Warrant, both of which are filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the warrant agency agreement, including the annexes thereto, and form of Warrant.

The Warrants entitle the registered holder to purchase Common Shares at a price equal to $______ per share, subject to adjustment as discussed below, immediately following the issuance of such warrant and terminating at 5:00 p.m., New York City time, five years after the closing of this offering.

The exercise price and number of Common Shares issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances Common Shares at prices below its exercise price.

Exercisability. The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. Under the terms of the Warrant Agreement, we must use our best efforts to maintain the effectiveness of the registration statement and current prospectus relating to Common Shares issuable upon exercise of the Warrants until the expiration of the Warrants. If we fail to maintain the effectiveness of the registration statement and a current prospectus relating to the Common Shares issuable upon exercise of the Warrants, the holders of the Warrants will have the right to exercise the Warrants solely via a cashless exercise feature provided for in the Warrants, until such time as there is an effective registration statement and a current prospectus.

Exercise Limitation. A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding Common Shares after exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, except that upon prior notice from the holder to us, the holder may waive such limitation up to a percentage not in excess of 9.99%.

Exercise Price. The exercise price per whole Common Share purchasable upon exercise of the Warrants is no less than 100% of public offering price of the Units offered by the Company in this offering. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Fractional Shares. No fractional Common Shares will be issued upon exercise of the Warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, the Company will, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole share.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent. However, the warrants will not trade on the Nasdaq Capital Market and no trading market is expected to develop for the Warrants.

Warrant Agent; Global Certificate. The Warrants will be issued in registered form under a warrant agency agreement between the Warrant Agent and us. The warrants were will initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Shares, the holders of the Warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. The Warrant holders do not have the rights or privileges of holders of Common Shares or any voting rights until they exercise their warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Governing Law. The warrants and the warrant agency agreement are governed by New York law.

Listing

Prior to this offering, there has been no public market for our securities. We intend to apply to list our Common Shares and Warrants (forming part of the Units offered hereby) on the Nasdaq Capital Market under the symbols “MDRI” and “MDRIW,” respectively. There is no assurance that our listing application will be approved by the Nasdaq Capital Market. The approval of our listing on the Nasdaq Capital Market is a condition of closing this offering.

Transfer Agent

The transfer agent for the Common Shares is Olympia Trust Company, located at 4000, 520 - 3rd Ave SW, Calgary, Alberta, T2P 0R3 with a phone number of 1-403-770-0001.

Dividends

Subject to the provisions of the Business Corporations Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Common Share. During a shareholder vote, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Business Corporations Act, the Company may, by ordinary resolution:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:

(a)	decrease the par value of those shares; or

(b)	if none of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

Inspection of Books and Records

Holders of our Common Shares will have no general right under the Business Corporations Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

Under the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that much hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders much, in any unanimous resolution, select as the Company’s annual reference date, a date that would be appropriate for the holding of the applicable annual general meeting.

The directors also may whenever think fit, call a meeting of the shareholders.

A general meeting of the Company may be held anywhere in North America, as determined by the directors.

The Company must send notice of the date, time and location of any meeting of shareholders in the manner provided in the Business Corporations Act to each shareholder entitled to attend the meeting and to each director of the Company if and for so long as the Company is a public company, twenty-one days, and otherwise ten days.

The directors may set a date as the record date for the purpose of determining shareholders entitled to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceeding at that meeting. Any persons entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

Accidental omission to send notice of any meeting of shareholder to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceeding at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

If a meeting of shareholders is to consider special business, as defined in the Company’s Articles of Association, the notice of meeting must:

(1)	state the general nature of the special business;

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s record office, or at such other reasonably accessible location in Ontario as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

A shareholder may participate in a meeting of the shareholders in person or by telephone if all shareholders participate in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders who wish to participate in the meeting agree to such participation.

The quorum for the transaction of business at a meeting of shareholders is two persons, who are or representing by proxy, shareholders holding, in the aggregate, at least 33.33 percent of the issued shares entitled to be voted at the meeting. On a show of hands, every person present who is a shareholder or proxy holder entitled to vote on the matter has one vote.

Directors

Under the Business Corporations Act, as a publicly traded company, the Company must have at least three directors, and as many directors as set by ordinary resolution. The shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to the number of opened vacancies. A director is entitled to remuneration for acting as directors.

At every annual general meeting, the shareholder entitled to vote must elect, or in the unanimous resolution, appoint, a board of directors consisting of the number of directors for the time being

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Each director holds office for the term, if any, fixed by the terms of his appointment or until his earlier death, bankruptcy, insanity, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, bankruptcy, insanity, resignation or removal.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he resigns his office by notice to us;

(b)	he only held office as a director for a fixed term and such term expires;

(c)	he dies; or

(d)	he is removed pursuant to the articles of the Company.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members are independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules. The audit committee consists of at least three directors, all of whom are independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Business Corporations Act and our articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our articles of association. To the extent allowed by the Business Corporations Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any person to be the attorney of the Company.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest. However, a director who holds a disclosable interest in a contract or transaction win which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolutions to approve the contract or transaction, unless the directors have disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. Such director who holds a disclosable interest that is present for a meeting of directors may be counted in the quorum at the meeting, whether or not the director votes on any or all of the resolutions considered at the meeting.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common Shares in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of Common Shares in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our Common Shares as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have _________ Common Shares issued and outstanding (or shares if the underwriters exercise in full their option to purchase additional shares of our Common Shares).

Of these shares, the ___ Common Shares sold in this offering (or ____ shares, if the underwriters exercise in full their option to purchase additional shares of our Common Shares) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining Common Shares will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are discussed below.

Lock-up Agreements

We and each of our executive officers and directors anticipate entering into lock-up agreements under which these parties have agreed not to sell or otherwise transfer their shares for a period of 180 days after the date of this prospectus. These lock-up restrictions are subject to certain exceptions and may be waived by the representatives of the underwriters at any time. As a result of these contractual restrictions, shares of our Common Shares subject to lock-up agreements will not be eligible for sale, including pursuant to Rules 144 or 701 under the Securities Act as discussed below, until these agreements expire or the restrictions are waived by the representatives of the underwriters.

See “Underwriting” for a more complete description of the lock-up agreements.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Common Shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our Common Shares on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our Common Shares that does not exceed the greater of:

●	1% of the number of shares of our Common Shares then outstanding, which will equal shares [ ] immediately after the completion of this offering; or

●	the average weekly trading volume of our Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 180 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement on Form S-8

We intend to file with the SEC one or more registration statements on Form S-8 covering the Common Shares reserved for issuance under our incentive plans. These registration statements are expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the Common Shares covered by these registration statements will generally be eligible for sale in the public market, subject to the lock-up agreements described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined herein) of the purchase, ownership and disposition of our voting shares as of the date hereof. This discussion deals only with voting shares that are held as capital assets by a United States Holder. In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current United States—Canada Income Tax Convention (the “Treaty”), (ii) whose voting shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Canada and (iii) who otherwise qualify for the full benefits of the Treaty.

As used herein, the term “United States Holder” means a beneficial owner of our voting shares that is, for United States federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our voting shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of tax accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our voting shares as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our voting shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our voting shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non- United States tax laws. If you are considering the purchase of our voting shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our voting shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Dividends

The gross amount of distributions on the voting shares (including any amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the voting shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, but we may not be eligible for the benefits of the Treaty. However, a non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our voting shares, which will be listed on the Nasdaq Capital Market, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that our voting shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.

Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the voting shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, in certain circumstances, if you have held the voting shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for Canadian withholding taxes imposed on dividends paid on the voting shares. If you do not elect to claim a United States foreign tax credit, you may instead claim a deduction for Canadian income tax withheld, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the voting shares in an amount equal to the difference between the amount realized for the voting shares and your tax basis in the voting shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the voting shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Canadian tax imposed on the disposition of voting shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our voting shares and the proceeds from the sale, exchange or other disposition of our voting shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Reporting Obligations for Specified Foreign Financial Assets

United States Holders who are individuals (and certain entities) are required to report on Internal Revenue Service Form 8938 specified foreign financial assets that they own if the aggregate value of those assets exceeds certain threshold amounts. Specified foreign financial assets may include stock of a foreign issuer such as the voting shares if not held through a financial account maintained at a United States “financial institution,” as defined in the applicable rules. United States Holders should consult their own tax advisors as to the possible application of this reporting obligation under their particular circumstances.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires Units pursuant to the offering. For purposes of this summary, references to a Common Share includes a Common Share comprising a Unit (“Unit Share”) and a Common Share acquired on the exercise of a Warrant (“Warrant Share”) unless otherwise indicated. This summary applies only to a purchaser who is a beneficial owner of Common Shares and Warrants acquired pursuant to this offering and who, for the purposes of the Canadian Tax Act, and at all relevant times: (i) deals at arm’s length with the Company and EF Hutton, (ii) is not affiliated with the Company or EF Hutton; and (iii) acquires and holds the Common Shares, Warrants and any Common Shares acquired on the exercise of the Warrants as capital property (a “Holder”).

Common Shares and Warrants will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Canadian Tax Act; (ii) that is a “specified financial institution” (as defined in the Canadian Tax Act); (iii) an interest in which is a “tax shelter investment” for purposes of the Canadian Tax Act; (iv) that has made a functional currency reporting election under section 261 of the Canadian Tax Act to report its “Canadian tax results” as defined in the Canadian Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Canadian Tax Act) with respect to the Common Shares or Warrants; or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Canadian Tax Act). This summary does not address the deductibility of interest by a Holder who has borrowed money to acquire Units. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm’s length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canadian Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of purchasing Units pursuant to the offering.

This summary is based on the current provisions of the Canadian Tax Act and the Regulations in force on the date hereof, all specific proposals to amend the Canadian Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Units. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Offering Price

The offering price of a Unit must be allocated on a reasonable basis between the Unit Share and the Warrant comprising a Unit to determine the cost of each to the Holder for purposes of the Canadian Tax Act. For its purposes, the Company intends to allocate [●] of the offering price as consideration for the issue of each Unit Share and [●] of the offering price as consideration for the issue of the Warrant acquired as part of a Unit.

The Company believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder, and the Company expresses no opinion with respect to such allocation. A Holder’s adjusted cost base of a Unit Share will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Company (if any) held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

A Holder will not realize a gain or loss upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company (if any) held as capital property immediately before the exercise of the Warrant.

Taxation of Resident Holders

The following portion of this summary applies to a Holder who, for the purposes of the Canadian Tax Act, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Canadian Tax Act to deem the Common Shares, and every other “Canadian security” (as defined in the Canadian Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Capital Gains and Capital Losses.”

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as such terms are defined in the Canadian Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Canadian Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Dividends received or deemed to be received on the Common Shares by a Resident Holder that is a corporation will be included in computing its income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” as defined in the Canadian Tax Act or a “subject corporation” as defined in subsection 186(3) of the Canadian Tax Act may be liable under Part IV of the Canadian Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. Such Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares and Warrants

A Resident Holder who disposes, or is deemed to dispose, of a Common Share (other than on a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), or a Warrant (other than on the exercise thereof) generally will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Common Shares or Warrant, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses.”

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Canadian Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Canadian Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Canadian Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Taxes

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) or a “substantive CCPC” (as proposed to be defined in the Canadian Tax Act pursuant to the legislative proposals released by the Minister of Finance (Canada) on August 9, 2022) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains and dividends (to the extent that such dividends are not deductible.in computing the Resident Holder’s taxable income). Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of the Common Shares or Warrant may be liable for alternative minimum tax under the Canadian Tax Act. Resident holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Canadian Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Common Shares or Warrant in the course of a business carried on or deemed to be carried on in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Canadian Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Treaty, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors regarding the application of the Treaty or any other tax treaty.

Disposition of Common Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Shares or Warrant, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless such securities, as the case may be, constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Canadian Tax Act (which currently includes the Nasdaq Capital Market), at the time of disposition, the Common Shares, and Warrant generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, the following two conditions were satisfied concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, any combination of (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Canadian Tax Act); and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Canadian Tax Act), “timber resource property” (as defined in the Canadian Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the Common Shares and Warrant may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Canadian Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares or Warrant constitute “taxable Canadian property” in their own particular circumstances.

In the event that a Common Share or Warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Canadian Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Taxation of Resident Holders – Disposition of Common Shares and Warrants” and “Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Common Shares or Warrant are taxable Canadian property should consult their own tax advisors.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF UNITS AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF UNITS.

ELIGIBILITY FOR INVESTMENT

In the opinion of McMillan LLP, Canadian counsel to the Company, based on the current provisions of the Canadian Tax Act and the Regulations thereunder, in force as of the date hereof, the Unit Shares, Warrant Shares and Warrants, would, at a particular time, be qualified investments for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), tax-free savings account (“TFSA”) or deferred profit sharing plan (collectively, the (Deferred Income Plans”) at the time of the acquisition of such Unit Shares, Warrant Shares and Warrant, provided that at such time:

(i)	in the case of the Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares, as applicable, are listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the Nasdaq Capital Market) or the Company qualifies as a “public corporation” (as defined in the Canadian Tax Act); and

(ii)	in the case of the Warrants, (a) the Warrants are listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the Nasdaq Capital Market), or (b) the Warrant Shares are qualified investments as described in (i) above and neither the Company, nor any person with whom the Company does not deals at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

The Unit Shares, Warrants and Warrant Shares are currently not listed on a “designated stock exchange” and the Company is currently not a “public corporation”, as those terms are defined in the Canadian Tax Act. Accordingly, the Unit Shares, Warrants and Warrant Shares are currently not a qualified investment for Deferred Income Plans. The Company must rely on the Nasdaq Capital Market to list the Unit Shares, Warrants and Warrant Shares and have them posted for trading prior to or concurrent with the issuance of such securities on Closing and to otherwise proceed in such manner as may be required to result in such securities being considered as listed on the Nasdaq Capital Market for purposes of the Canadian Tax Act at the time of their issuance on Closing, and counsel expresses no opinion in this regard. Listing will be subject to the Company fulfilling all of the requirements of the Nasdaq Capital Market, and there can be no guarantee that the Nasdaq Capital Market approval of a listing (if at all) will be granted or will be in a form that is, or is acceptable to the Canada Revenue Agency (the “CRA”) as, a full and unconditional listing sufficient for “qualified investment” status under the Canadian Tax Act for purposes of a Deferred Income Plan. If the Unit Shares, Warrants and Warrant Shares are not effectively listed on a “designated stock exchange” (which currently includes the Nasdaq Capital Market) for purposes of the Canadian Tax Act at the time of their issuance on Closing and the Company is not otherwise a “public corporation” at that time, the Unit Shares, Warrants and Warrant Shares will not be “qualified investments” for the Deferred Income Plans at that time. The adverse tax consequences where a Deferred Income Plan acquires or holds Unit Shares, Warrants or Warrant Shares that are not a “qualified investment” are not discussed in this summary. Holders who intend to acquire or hold Unit Shares, Warrants or Warrant Shares within a Deferred Income Plan should consult their own tax advisors in this regard.

Notwithstanding that Unit Shares, Warrants and Warrant Shares may become a qualified investment as referred to above, the holder of a TFSA or an RDSP, the annuitant under an RRSP or RRIF, or the subscriber of an RESP, as the case may be, will be subject to a penalty tax in respect of Unit Shares, Warrants or Warrant Shares held in such Deferred Income Plan if such securities are a “prohibited investment” for the relevant Deferred Income Plan. Generally, A security will not be a “prohibited investment” for a TFSA, RRSP, RRIF, RDSP or RESP if the holder, annuitant or subscriber, as the case may be, deals at arm’s length with the Company for the purposes of the Canadian Tax Act and does not have a “significant interest” (as defined in the Canadian Tax Act) in the Company. In addition, the Unit Shares and Warrant Shares will not be a “prohibited investment” for a particular TFSA, RRSP, RRIF, RDSP or RESP if such securities are “excluded property”,as defined in the Canadian Tax Act, for such TFSA, RRSP, RRIF, RDSP or RESP.

Based on legislative proposals released by the Minister of Finance (Canada) on August 9, 2022, it is expected that upon such amendments coming into force (which, under the August 2022 Proposed Amendments, would occur on January 1, 2023), (a) the Units Shares, Warrants and Warrant Shares would, provided they are qualified investments for Registered Plans as described above, also be qualified investments for trusts governed by a first home savings account (an “FHSA”), and (b) holders of FHSAs would also be subject to the prohibited investment rules described above.

Prospective purchasers who intend to hold Common Shares or Warrant in a Deferred Income Plan or FHSA should consult their own tax advisors regarding their particular circumstances.

LIMITATIONS ON RIGHTS OF NON-CANADIANS

Midori Group, Inc. is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See the section titled “Certain Canadian Federal Income Tax Considerations For United States Residents” below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a “non-Canadian” (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Economic Development Canada (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our Company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO-investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is CAD$5 million or more.

For a proposed indirect acquisition by an investor other than a so-called “WTO investor” that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly is CAD$50 million or more.

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the company and the enterprise value of the assets of the company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2022, this amount is CAD$1.141 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is CAD$1.711 billion for 2022); each January 1, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of the Company are exempt from the Investment Act, including:

(a)	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

(c)	the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company through the ownership of Common Shares, remained unchanged.

UNDERWRITING

We are offering the units described in this prospectus through the underwriters listed below. EF Hutton, division of Benchmark Investments, LLC, or the representative, is acting as the lead underwriter and sole bookrunning manager of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of units listed next to its name in the following table

Name of Underwriter	Number of Units
EF Hutton, division of Benchmark Investments, LLC

Total

The underwriters are committed to purchase all of the units offered by us other than those Common Shares and Warrants covered by the over-allotment option described below, if it purchases any units. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option to purchase from us up to an additional Common Shares, representing 15% of the Common Shares sold in this offering and/or up to an additional Warrants, representing 15% of the Warrants sold in this offering, assuming an public offering price of $ per Unit (which is the midpoint of the estimated range of the public offering price shown on the cover page of this prospectus), in any combination thereof, solely to cover over-allotments, if any. The Common Shares to be purchased pursuant to the over-allotment option will be acquired at the public offering price, less the underwriting discounts and the warrants to be purchased pursuant to the over-allotment option will be acquired at $_____ per Warrant. The underwriters may exercise this option, in whole or in part, for the common shares and/or the warrants, any time during the 45-day period after the closing date of the offering, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares and/or warrants for which they exercise the option.

Underwriting Discount

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment.

	Per Unit	Without Over-Allotment Option	With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)
Non-accountable expense allowance (2%)
Proceeds, before expenses, to us	$	$	$

The underwriters propose to offer the units offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the units to other securities dealers at such price less a concession of $    per unit. If all of the units offered by us are not sold at the public offering price, the representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have also agreed that in the event that we do not consummate this offering, the representative will be entitled to a cash fee equal to 7% of the gross proceeds received by us from the sale of securities to any investor actually introduced by the representative to us through or within the twelve (12) month period following the financing of the offering and such financing is consummated at any time through or within the twelve (12) month period, provided that such financing is by a party actually introduced to us in an offering in which we have direct knowledge of such financing party’s participation and is not a party that we can demonstrate was already known to us.

We have also agreed to pay the following expenses of the representative relating to the offering: (a) all filing fees and expenses relating to the registration of the Securities with the Commission; (b) all fees and expenses relating to the listing of the Common Stock on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of our “blue sky” counsel, which will be the representative’s counsel) unless such filings are not required in connection with our proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Securities under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (e) the costs of all mailing and printing of the Offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of Securities from the company to the representative; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the Offering by FINRA; (i) the representative’s actual accountable road show expenses for the Offering; (j) the cost associated with the representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the Offering materials as well as commemorative mementos and lucite tombstones; and (l) the fees for the representative’s legal counsel. For the sake of clarity, these expenses shall not exceed $150,000 total. The representative may deduct from the net proceeds of the Offering payable to the company on the date of Closing, or the closing of the Over-Allotment Option, if any, the expenses set forth herein to be paid by the company to the underwriters. Additionally, two percent (2.0%) of the gross proceeds of the Offering shall be provided to the representative for non-accountable expenses.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and the nonaccountable expense reimbursement which is based on the amount raised, will be approximately $  .

No Sales of Similar Securities; Lock-Up

We have agreed with the underwriters that we will not, without the prior written consent of the representative and subject to certain exceptions, for a period of 180 days after the date of this prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any classes of our shares or any securities convertible into or exercisable or exchangeable for classes of our shares; (ii) file or caused to be filed any registration statement with the SEC, relating to the offering of any classes of our shares or any securities convertible into or exercisable or exchangeable for any classes of our shares; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any classes of our shares, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any classes of our shares or such other securities, in cash or otherwise.

In addition, each of our directors, officers and holders of 1% or more of our outstanding common shares have agreed that they will not, without the prior written consent of the representative and subject to certain exceptions, for a period of 180 days after the closing of this offering: (i) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or otherwise publicly disclose the intention to do so, or (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to such securities (in each case within the meaning of Section 16 of the Exchange Act and the rules and regulations thereunder) with respect to any such security or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any such security, whether or not such transaction is to be settled by the delivery of such securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.

Representative’s Warrants

We have agreed to issue to the representative or its designees at the closing of this offering warrants to purchase the number of Common Shares equal to 3% of the aggregate number of shares sold in this offering. The warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after the date of the commencement of the sales of the public securities. The Warrants will be exercisable at a per share price equal to 125% of the public offering price per unit in the offering. The Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Warrants or the underlying securities for a period of 180 days after the date of the commencement of the sales of the public securities. The Warrants and the Common Shares underlying the Warrants are being registered as a part of the registration statement of which this prospectus forms a part and will be freely tradable upon the declaration of the effectiveness of such registration statement by the SEC.

The Warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for share dividends and splits and recapitalizations) and anti-dilution protection (adjustment in the number and price of such warrants and the shares underlying such warrants) resulting from corporate events (which would include dividends, reorganization, mergers and similar events).

Right of First Refusal

We have granted the representative an irrevocable right of first refusal, for a period of twelve (12) months from the closing of the offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, subject to certain exceptions (each being referred to as a subject transaction), during such twelve (12) month period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the representative for such subject transactions. The representative shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in the subject transaction and the economic terms of such participation.

Tail Financing

In the event that the offering is not consummated, the representative will be entitled to a cash fee equal to seven percent (7%) of the gross proceeds received by us from the sale of the securities to any investor actually introduced to us by the representative during the during the representative’s engagement period, and such financing is consummated at any time during the while the representative is engaged or within the twelve (12) month period following the expiration of the engagement period, provided that such financing is by a party actually introduced to us in an offering in which we have direct knowledge of such party’s participation and is not a party that we can demonstrate was already known to us.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our securities during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our securities for their own account by selling more securities than we have sold to the underwriters. The underwriters may close out any short position by either exercising their option to purchase additional securities or purchasing securities in the open market.

In addition, the underwriters may stabilize or maintain the price of our securities by bidding for or purchasing securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if securities previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our securities at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our securities to the extent that it discourages resales of our securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members, if any, may also engage in passive market making transactions in our securities on the Nasdaq Capital Market. Passive market making consists of displaying bids on the Nasdaq Capital Market by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Each of the underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of their internet subscription customers. The underwriters may allocate a limited number of units for sale to their online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriters. Other than the prospectus in electronic format, the information on the websites of the underwriters are not part of this prospectus.

Listing

Prior to this offering, there has been no public market for our securities. We intend to apply to list our Common Shares and Warrants (forming part of the Units offered hereby) on the Nasdaq Capital Market under the symbols “MDRI” and “MDRIW,” respectively. There is no assurance that our listing application will be approved by the Nasdaq Capital Market. The approval of our listing on the Nasdaq Capital Market is a condition of closing this offering.

Selling Restrictions

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any of the securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each of the underwriters have represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX listing rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of the securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (referred to as Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel. In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase securities under the Israeli Securities Law, 5728 — 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 — 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 — 1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. Our company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 — 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our securities to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 — 1968. In particular, we may request, as a condition to be offered securities, that Qualified Investors will each represent, warrant and certify to us or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 — 1968 and the regulations promulgated thereunder in connection with the offer to be issued securities; (iv) that the securities that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 — 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 — 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses in USD$, excluding Underwriting discounts, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee, Nasdaq Capital Market filing fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	$3,994
Nasdaq Capital Market filing fee	$75,000
FINRA filing fee	$5,936
Transfer agent and warrant agent fees and expenses	$10,000
Printer fees	$5,000
Legal fees and expenses	$200,000
Accounting fees and expenses	$100,000
Non-accountable expenses	$345,000
Miscellaneous expenses	$10,000
Total	$754,930

LEGAL MATTERS

The validity of the issuance of the Units and Common Shares offered in this prospectus and certain other legal matters as to Canadian law will be passed upon for us by McMillan LLP, our counsel as to Canadian law. The validity of the issuance of the Warrants and Representative’s Warrants offered in this prospectus and certain matters related to the laws of the United States will be passed upon for us by Anthony L.G., PLLC, West Palm Beach, Florida. Sheppard, Mullin, Richter & Hampton LLP is acting as counsel to the underwriters.

EXPERTS

The financial statements for the period from January 6, 2021 (inception) to September 30, 2021 of Midori-Bio Inc. (which now constitute the historical financial statements of Midori Group Inc.), included in this prospectus will have been so included in reliance on the report of our auditor, Crowe MacKay LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITY

We are incorporated under the laws of British Columbia, Canada. Service of process upon us and upon certain of our directors and officers and the experts named in this prospectus, who reside outside the U.S., may be difficult to obtain within the U.S. Furthermore, because a substantial amount of our assets and certain of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or certain of our directors and officers may not be collectible within the U.S.

We have also been advised by McMillan LLP, our Canadian legal advisor, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based on the U.S. federal securities laws or “blue sky” laws of any state within the United States and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based on the civil liability provisions of the U.S. federal securities laws or any such state securities or blue sky laws. Therefore, it may not be possible to enforce those judgments against us, certain of our directors and officers, and the experts named in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-l, including relevant exhibits and schedules under the Securities Act, covering the Common Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Common Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We have filed with the SEC a registration statement (including exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

MIDORI GROUP INC.

F-1

Midori Group Inc.

(Formerly 1284670 B.C. Ltd.)

Condensed Consolidated Interim Statements of Financial Position

(In Canadian Dollars)

	March 31, 2022	September 30, 2021
	(Unaudited)	(Audited)
Assets
Current assets
Cash	$4,862,025	$36,930
Receivables	84,348	14,846
Prepaid expenses	684	684
Inventories (Note 5)	256,820	-
	5,203,877	52,460
Equipment	5,530	-
Total assets	$5,209,407	$52,460

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$187,821	$9,500
Subscriptions payable	100	-
Current income taxes payable	-	5,463
Total liabilities	187,921	14,963
Equity
Share capital (Note 6)	4,894,220	220
Special warrants (Note 6)	5,986,163	-
Share subscription receivable (Note 6)	-	(105)
Reserves (Note 6)	6,094,000	-
Retained earnings (Deficit)	(11,952,897)	37,382
Total equity	5,021,486	37,497
Total liabilities and equity	$5,209,407	$52,460

Nature of operations and going concern (Note 1)

Commitments (Note 10)

Subsequent events (Note 11)

Approved on behalf of the Board of Directors:

“Ken Lyons”
Ken Lyons, Director

“Robert Leeder”
Robert Leeder, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Midori Group Inc.

(Formerly 1284670 B.C. Ltd.)

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(In Canadian Dollars)

(Unaudited)

	For the three months ended March 31, 2022	For the period from January 6,2021 (incorporation date) to March 31, 2021	For the six months ended March 31, 2022	For the period from January 6,2021 (incorporation date) to March 31, 2021

Revenue	$4,907	$24,556	$6,479	$24,556
Cost of sales	1,939	4,957	3,092	4,957
	2,968	19,599	3,387	19,599
General and administrative expenses
Depreciation	414	-	414	-
Interest expense	9,143	-	9,143	-
Management and consulting fees (Note 7)	699,023	-	921,033	-
Marketing	83,731	1,371	90,391	1,371
Office and administration	7,036	4,091	8,647	4,091
Professional fees	105,995	-	118,505	-
Research and development	516	-	516	-
Storage expense	1,623	221	2,822	221
Travel	4,693	-	26,624	-
	(912,174)	(5,683)	(1,178,095)	(5,683)
Operating income (loss)	(909,206)	13,916	(1,174,708)	13,916

Interest income	198	-	198	-
Foreign exchange loss	(40,329)	-	(40,221)	-
Other income	1,290	-	1,290	-
Transaction cost (Note 4)	(10,776,838)	-	(10,776,838)	-
Net income (loss) and comprehensive income (loss) for the period	$(11,724,885)	$13,916	$(11,990,279)	$13,916

Basic and diluted profit (loss) per share	$(0.38)	$0.00	$(0.46)	$0.00
Weighted average number of common shares outstanding - basic and diluted	30,615,467	22,000,000	26,260,396	22,000,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Midori Group Inc.

(Formerly 1284670 B.C. Ltd.)

Condensed Consolidated Interim Statements of Changes in Equity

(In Canadian Dollars)

(Unaudited)

	Number of Shares	Number of Special Warrants	Share Capital Amount	Special Warrants Amount	Share subscription receivable	Reserves	Retained Earnings (Deficit)	Total
Common shares issued, January 6, 2021	22,000,000	-	$220	$-	$(105)	$-	$-	$115
Net income for the period	-	-	-	-	-	-	13,916	13,916
Balance, March 31, 2021	22,000,000	-	220	-	(105)	-	13,916	14,031

Balance, September 30, 2021	22,000,000	-	220	-	(105)	-	37,382	37,497
Elimination of Midori-Bio shares upon RTO	(22,000,000)	-	-	-	-	-	-	-
Shares issued to Midori-Bio shareholders upon RTO	22,000,000	-	-	-	-	-	-	-
Shares and warrants of Midori Group on RTO	9,188,000	-	4,594,000	-	-	4,115,000	-	8,709,000
Warrants issued for advisory services	-	-	-	-	-	1,857,000	-	1,857,000
Shares issued for consulting services	600,000	-	300,000	-	-	-	-	300,000
Special warrants issued for concurrent financing	-	12,858,500	-	6,429,250	-	-	-	6,429,250
Special warrants issue costs	-	-	-	(443,087)	-	122,000	-	(321,087)
Subscription received	-	-	-	-	105	-	-	105
Net loss for the period	-	-	-	-	-	-	(11,990,279)	(11,990,279)
Balance, March 31, 2022	31,788,000	12,858,500	$4,894,220	$5,986,163	$-	$6,094,000	$(11,952,897)	$5,021,486

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Midori Group Inc.

(Formerly 1284670 B.C. Ltd.)

Condensed Consolidated Interim Statements of Cash Flows

(In Canadian Dollars)

(Unaudited)

	For the six months ended March 31, 2022	For the period from January 6, 2021 (incorporation date) to March 31, 2021

Operating activities
Income (loss) for the period	$(11,990,279)	$13,916
Depreciation	414	-
Consulting fees paid by share issuance	300,000	-
Transaction cost	10,776,838	-
Change in non-cash working capital components
Receivables	(69,502)	(23)
Accounts payable and accrued liabilities	(232,417)	(840)
Inventories	(256,820)	-
Current income taxes payable	(5,463)	-
Cash provided by (used in) operating activities	(1,477,229)	13,053

Investing activity
Purchase of equipment	(5,944)	-
Cash used in investing activity	(5,944)	-

Financing activities
Cash paid for share issuance costs	(321,087)	-
Advance received	-	288
Cash received for special warrant financing	6,429,250	-
Loan from Midori Group Inc. prior to RTO	200,000	-
Cash received for share subscription receivable	105	-
Cash provided by financing activities	6,308,268	288

Increase in cash during the period	4,825,095	13,341
Cash, beginning of period	36,930	-
Cash, end of period	$4,862,025	$13,341

Cash paid for taxes	$-	$-
Cash paid for interests	$-	$-
Agent warrant issued	$122,000	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Midori Group Inc.

(Formerly 1284670 B.C. Ltd.)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended March 31, 2022

(In Canadian Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

Midori Group Inc. (“Midori Group” or the “Company”) was originally incorporated as 1284670 B.C. Ltd. in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021 and renamed to Midori Group Inc. on June 29, 2022. The wholly owned operating subsidiary, Midori-Bio Inc. (“Midori-Bio”) was incorporated in Ontario, Canada under the Canada Business Corporations Act on January 6, 2021. The Company’s head office is located at 5 Hazelton Avenue Suite 400, Toronto, Ontario, M5R 2E1. The registered and records office of the Company is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

On January 6, 2022, 1284670 BC. Ltd. acquired all the issued and outstanding shares of Midori-Bio by way of reverse takeover (the “RTO”). Pursuant to the Acquisition, Midori-Bio became a wholly owned subsidiary of Midori Group for legal purposes and the Company changed its name to Midori Group Inc. Upon closing of the transaction, the shareholders of Midori-Bio had control of the Company and as a result, the transaction is considered a reverse acquisition of Midori Group by Midori-Bio. For accounting purposes, Midori-Bio is considered the acquirer and Midori Group, the acquiree; therefore, these consolidated financial statements are a continuation of the financial statements of Midori-Bio. The net assets of Midori Group at the date of the reverse acquisition are deemed to have been acquired by Midori-Bio and these consolidated financial statements include the results of operations of Midori Group from January 6, 2022. See Note 4 for additional details.

Post RTO, the Company will apply to list (the “Listing”) its common shares on the NASDAQ Stock Exchange (“Nasdaq”). The Company will carry on the business of Midori-Bio.

The situation surrounding COVID-19 remains fluid and the ongoing impact on the Company’s business, operating results, financial condition and liquidity will depend on future developments and numerous and evolving factors that are highly uncertain, vary by market and cannot be accurately predicted or quantified at this time. In 2021 several industry trade shows were cancelled causing delays in planned revenue from new customers and the potential new customers. The Company was negatively impacted by factory shutdowns in Asia. COVID-19 has also created a decreased supply of resins (base ingredient in our additive) that triggered a price increase in the raw material by 10%. However, the Company believes these supply chain issues (shortage of supplies and increased prices) triggered by COVID-19 to be temporary and have been in the process of resolving in general.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from the conflict in the Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts of the pandemic and the conflict in Ukraine to the business to be limited, the indirect impacts on the economy and the industry in general could negatively affect the business. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

F-6

The consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of March 31, 2022, the Company’s accumulated deficit was $11,952,857. The continued operations of the Company are dependent on future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing. The above events and conditions indicate a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements have been prepared on the basis the Company will operate as a going concern, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed consolidated interim financial statements were approved by the Board of Directors on November 8, 2022.

Basis of Presentation

These financial statements have been prepared on an accrual basis and are based on historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.

Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary at the end of the reporting period.

As of March 31, 2022, the Company had a wholly-owned subsidiary, Midori-Bio Inc. The Company did not have any subsidiary as at September 30, 2021.

The results of the wholly owned subsidiary will continue to be included in the condensed consolidated interim financial statements of the Company until the date that the Company’s control over the subsidiary ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain benefits from its activities. Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated on consolidation.

These condensed consolidated interim financial statements are a continuation of the financial statements of Midori-Bio. The net assets of Midori Group at the date of the reverse acquisition are deemed to have been acquired by Midori-Bio and these condensed consolidated interim financial statements include the results of operations of Midori Group from January 6, 2022.

F-7

Functional and Presentation Currency

These condensed consolidated interim financial statements are presented in Canadian dollars, unless otherwise noted, which is the functional currency of the Company.

3.	Significant Accounting Policies

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the annual financial statements of Midori Bio for the period from January 6, 2021 (date of incorporation) to September 30, 2021.

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in Midori Bio’s annual financial statements for the period from January 6, 2021 (date of incorporation) to September 30, 2021 except the following:

Equipment

Equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. Equipment under production and miners not available for use will be depreciated once they are completed and are ready for use. Computer equipment are depreciated on a straight-line basis over a 3-year life.

Share-based payments

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in share-based payments reserve. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in share capital and the related share-based payment in share-based payments reserve is transferred to share capital.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

F-8

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest, except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense. The amounts recorded in reserves for unexercised share options are transferred from share-based payments reserve to retained earnings (deficit) upon their expiry or cancellation.

Critical Accounting Estimates, Judgments and Assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods. Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

Going concern

The assessment of the Company’s ability to continue as a going concern requires significant judgment. The financial statements have been prepared on the basis of accounting principles applicable to a going concern, as disclosed in note 1.

Principal versus agent considerations

The assessment of whether the Company acts as a principal or agent with regards to the sale of Midori Biosolutions additive under the Distribution Agreement requires significant judgment.

Reverse acquisition

The determination of the acquirer in the RTO of Midori-Bio by Midori Group requires significant judgment assessing the relative voting rights, composition of the governing body, and composition of senior management of the combined entity, amongst other factors. The Company concluded Midori-Bio to be the acquirer, and its acquisition of all of the outstanding shares of Midori Group has been determined to be an asset acquisition as Midori Group does not meet the definition of a business under IFRS 3, Business Combinations. As a result, the transaction has been accounted for as a reverse takeover by Midori-Bio of Midori Group’s net assets in accordance with the guidance under IFRS 2, Share-based Payment.

The Company bases its estimates and judgments on current facts and various other factors that it believes to be reasonable under the circumstances. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates and could affect future results of operations and cash flows.

F-9

4.	Reverse Take-Over Transaction

On January 6, 2022, the Company completed a RTO with Midori-Bio, whereby the Company acquired 100% of the issued and outstanding common shares of Midori-Bio by issuing 22,000,000 Class A Common shares of the Company to the Midori-Bio shareholders, and Midori-Bio became a wholly owned subsidiary of Midori Group.

The transaction constituted a reverse acquisition of Midori Group and had been accounted for as a reverse acquisition transaction in accordance with the guidance provided under IFRS 2, Share-based Payment and IFRS 3, Business Combinations. As Midori Group did not qualify as a business according to the definition in IFRS 3, this reverse acquisition was accounted for as an asset acquisition by the issuance of shares and warrants of the Company for the net assets of Midori Group.

The consideration paid was determined as equity settled share-based payment under IFRS 2, at the fair value of the equity of Midori-Bio retained by the shareholders of Midori Group based on the fair value of the concurrent financing at the time of RTO at $0.50 per share. Midori Group had 9,188,000 common shares outstanding at the time of RTO. As a result of the RTO, the Company also assumed 9,000,000 share purchase warrants, valued at $4,115,000. The share purchase warrants were valued using the Black-Scholes Option Pricing model using the following assumptions: Risk free rate of 1.11%; Volatility of 100%; Stock Price of $0.50; Exercise price of $0.05; Dividend yield of NIL% and expected life of 2.45 years.

For accounting purposes, Midori-Bio has been treated as the accounting parent company (legal subsidiary) and Midori Group has been treated as the accounting subsidiary (legal parent) in these condensed consolidated interim financial statements. As Midori-Bio was deemed to be the acquirer for accounting purposes, its assets, liabilities, and operations since incorporation are included in these consolidated financial statements at their historical carrying value. The results of operations of Midori Group are included in these consolidated financial statements from the date of the reverse acquisition of January 6, 2022.

In connection with the transaction, the Company issued 5,000,000 share purchase warrants with a fair value of $1,857,000 to its advisors. The share purchase warrants were valued using Black-Scholes Option Pricing model with the assumptions as disclosed in Note 6e.

In connection with the RTO, on December 16, 2021, Midori Group entered into a loan agreement with Midori-Bio pursuant to which Midori Group agreed to lend Midori-Bio $200,000, interest free.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of acquisition is based on management’s best estimate using the information currently available and may be revised by the Company as additional information is received and finalized.

F-10

Fair value of 9,188,000 common shares at $0.50 per share	$4,594,000
Fair value of 9,000,000 share purchase warrants	4,115,000
Total consideration	8,709,000

Allocated to the fair value of the Company’s net assets:
Note receivable	200,000
Accounts payable and accrued liabilities	(410,738)
Subscriptions payable	(100)
Total net liabilities assumed	(210,838)

Fair value of 5,000,000 share purchase warrants as advisory fees	1,857,000

Transaction expense	$10,776,838

5.	Inventories

The Company’s inventories comprise of raw materials recorded at the lower of cost and net realizable value.

6.	Share Capital

a.	Authorized

Unlimited number of common shares without par value

b.	Issued and outstanding

During the six months period ended March 31, 2022:

i)	On January 6, 2022, the Company completed the RTO with Midori-Bio and issued 22,000,000 common shares in the Company to former Midori-Bio Shareholders (Note 4).

ii)	On March 25, 2022, the Company issued 600,000 common shares with a fair value of $0.50 per share to a consultant of the Company pursuant to a consulting agreement dated January 13, 2022 (note 10).

c.	Stock options

On January 21, 2022, the Company granted 1,000,000 stock options with an exercise price of $0.50 per share having an expiry date that is five years from the date of listing of the shares on a public stock exchange (the “Listing Date”) to a consultant of the Company. The stock options will vest in accordance with the following:

(a)	125,000 Shares will vest and be exercisable on or after 12 months from the Listing Date;

(b)	125,000 additional Shares will vest and be exercisable on or after 24 months from the Listing Date;

(c)	The remaining 750,000 will vest in tranches as follows:

F-11

100,000 will vest upon each $5,000,000 of gross sales generated by Midori, solely from sales to the Approved Clients.

The following is a summary of changes in stock options:

	Options outstanding	Weighted-average Exercise price ($)
Balance, January 6, 2021 and September 30, 2021	-	-
Granted	1,000,000	0.50
Balance, March 31, 2022	1,000,000	0.50

The stock options outstanding and exercisable as at March 31, 2022, are as follows:

Outstanding	Exercisable	Exercise price ($)	Expiry date
1,000,000	-	0.50	five years from Listing

For the period ending March 31, 2022, the Company recognized a stock-based compensation expense of $nil (2021 - $nil).

d.	Special Warrants

On December 21, 2021, the Company closed its first tranche of the Special Warrant financing and issued a total of 10,858,500 Special Warrants at $0.50 per Special Warrant for gross proceeds of $5,429,250. The Special Warrants automatically convert to common shares for no additional consideration on the date that is earlier of: (i) the third business day after receipt for a final Prospectus qualifying the distribution of the Special Warrant Shares; and (ii) April 22, 2022. Any Special Warrants exercised prior to the automatic conversion will have a hold period, the later of (i) four months and a day following the date of issuance of the Special Warrant, and (ii) the date the Company becomes a reporting issuer in a jurisdiction in Canada. Following the closing of the financing, the Company issued 464,240 agent warrants to an agent. Each agent warrant is exercisable at $0.50 per share and will expire on December 21, 2023.

On January 21, 2022, the Company closed its second tranche of the Special Warrant financing and issued a total of 2,000,000 Special Warrants at $0.50 per Special Warrant for gross proceeds of $1,000,000. The special warrants automatically convert to common shares for no additional consideration on the date that is earlier of: (i) the third business day after receipt for a final Prospectus qualifying the distribution of the Special Warrant Shares; and (ii) May 22, 2022. Any Special Warrants exercised prior to the automatic conversion will have a hold period, the later of (i) four months and a day following the date of issuance of the Special Warrant, and (ii) the date the Company becomes a reporting issuer in a jurisdiction in Canada.

F-12

The following is a summary of changes in special warrants outstanding for the period ended March 31, 2022:

Special Warrants outstanding
Balance, January 6, 2021 and September 30, 2021	-
Granted	12,858,500
Balance, March 31, 2022	12,858,500

e.	Warrants

On January 6, 2022, the Company issued 5,000,000 common share purchase warrants with an exercise price of $0.25 per share having an expiry date that is three years from the date of Listing for advisory services. The share purchase warrants were valued at $1,857,000 using the Black-Scholes Option Pricing model using the following assumptions: Risk free rate of 1.2%; Volatility of 100%; Stock Price of $0.50; Exercise price of $0.25; Dividend yield of NIL% and expected life of 3 years.

Following is a summary of changes in warrants outstanding for the period ended March 31, 2022:

	Warrants outstanding	Weighted-average exercise price ($)
Balance, January 6, 2021 and September 30, 2021	-	-
Granted	5,000,000	0.25
Assumed from RTO	9,000,000	0.05
Granted, Agent Warrants	464,240	0.50
Balance, March 31, 2022	14,464,240	0.13

The following weighted average assumptions were used in the valuation of agent warrants granted in the Black-Scholes Option Pricing model:

2022
Risk-free interest rate	0.96%
Expected life	2 years
Annualized volatility	100%
Dividend rate	0.00%
Stock price	$0.50

The warrants outstanding and exercisable as at March 31, 2022, are as follows:

Outstanding	Exercise price ($)	Expiry date
464,240	0.50	December 21, 2023
9,000,000	0.05	June 17, 2024
5,000,000	0.25	36 months from Listing

For the period ending March 31, 2022, the Company recognized a marketing expense of $1,857,000 (2021 - $nil) and share issuance costs of $122,000.

F-13

7.	Related Party Transactions

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of the Company’s corporate officers and directors.

The remuneration of key management personnel during the period ended March 31, 2022 and 2021, are as follows:

Period ended March 31, 2022	Consulting Fees
Chief Executive Officer	$162,510
President	162,510
Chief Financial Officer	8,000

$333,020

Period ended March 31, 2021	Consulting Fees
Chief Executive Officer	$-
President	-
Chief Financial Officer	-
$-

The Company paid $162,510 (2021 - $Nil) in consulting fees to the CEO of the Company and $162,510 (2021 - $Nil) in consulting fees to the President of the Company.

On January 11, 2021, the Company entered into a consulting agreement with a company owned and controlled by the CEO of the Company. The Company agreed to compensate the consultant as follows: (i) a fee at a rate of $27,085 per month commencing August 1, 2021; and (ii) in the event that the Company or an entity that acquires all of the issued and outstanding securities of the Company (“Parentco”), completes a listing of its securities on a recognized and publicly traded stock exchange in Canada or the United States (a “Listing Event”), the Company or the Parentco shall award the consultant 1,000,000 restricted stock units concurrently with a Listing Event pursuant to the terms of a Restricted Stock Unit Plan to be adopted by the Company or Parentco. The Company may terminate the consulting agreement upon providing the consultant with thirty-six months’ notice in writing; provided the Company may provide the consultant with thirty-six months’ pay in lieu of notice including the ten percent of the annual net profit of the Company calculated and payable within ninety days of each fiscal year end over the 36-month termination period.

F-14

On January 11, 2021, the Company entered into a consulting agreement with a company owned and controlled by the President of the Company. The Company agreed to compensate the consultant as follows: (i) a fee at a rate of $27,085 per month commencing August 1, 2021; and (ii) in the event that the Company or Parentco completes a Listing Event, the Company or the Parentco shall award the consultant 1,000,000 restricted stock units concurrently with a Listing Event pursuant to the terms of a Restricted Stock Unit Plan to be adopted by the Company or Parentco. The Company may terminate the consulting agreement upon providing the consultant with thirty-six months’ notice in writing; provided the Company may provide the consultant with thirty-six months’ pay in lieu of notice including the ten percent of the annual net profit of the Company calculated and payable within ninety days of each fiscal year end over the 36-month termination period.

On February 1, 2022, Midori Group entered into an Executive Employment Agreement (the “Employment Agreement”) with the Chief Financial Officer of the Company for a monthly base salary of $4,000. The term of the Employment Agreement commences from February 1, 2022 and continues on a month to month basis until terminated in accordance with the terms of the Employment Agreement.

8.	Financial Instruments and Risk Management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and commodity price risk.

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The financial instruments that represent a potential concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its deposits with Tier-1 Canadian financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

The Company believes it has no significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations. The Company manages its liquidity risk by ensuring that it has enough cash to meet its financial liabilities. As at March 31, 2022, the Company had a working capital surplus of $5,015,956, the majority of which is comprised of a cash balance of $4,862,025 to settle current liabilities of $187,921. All of the Company’s financial liabilities sounds have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, interest rates, foreign exchange rates and equity prices. The Company believes it has no significant market risk.

Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The interest rate risk on bank deposits is insignificant as the deposits are short term.

Foreign currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as the Company incurs transactions in US dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company does not have significant foreign currency risk.

F-15

Fair value hierarchy

The Company applied the following fair value hierarchy for financial instruments that are carried at fair value. The hierarchy prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company’s cash is measured at level 1 fair value.

9.	Capital Management

The Company’s objective when managing capital is to maintain liquidity while providing returns to shareholders and benefits for other stakeholders.

The Company includes equity, comprised of share capital and retained earnings in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources for its operations. To secure the additional capital necessary to pursue its business plan, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company monitors capital on the basis of maintaining sufficient cash flow to comply with financial obligations.

There have been no changes to the Company’s approach to capital management during the period ended March 31, 2022. The Company is not subject to externally imposed capital requirements.

10.	Commitments

Distributor Agreement

On January 25, 2021, the Company entered into a Distributor Agreement (the “Distributor Agreement”) with EcoLogic, LLC (“EcoLogic”). EcoLogic owns the rights in and is engaged in the business of manufacturing, marketing, selling and distributing certain organic additives, which when added to certain plastic resins, can render plastics biodegradable. Pursuant to the Distributor Agreement, the Company agreed to purchase certain EcoLogic products as set forth in the Distributor Agreement (the “Products”) and to resell the Products to certain clients as set forth in the Distributor Agreement (the “Customers”). Pursuant to the Distributor Agreement, the Company must obtain written authorization from EcoLogic prior to making any solicitation to any Customers that are not set forth in the Distributor Agreement. Additional Customers may be added under the Distributor Agreement upon the written agreement of both parties. Pursuant to the Distributor Agreement, the Customers are limited by certain territories as set forth in the Distributor Agreement (the “Exclusions”) and the Company will not directly or indirectly promote or market the Products in a manner that conflicts with the Exclusions.

F-16

Pursuant to the Distributor Agreement, the Company agreed to purchase, mark and resell EcoLogic ingredients (comprised of the Company’s purchases from EcoLogic) representing a total volume at minimum of:

●	1,000 kilograms in the first year (met)
●	2,000 kilograms in the second year (met)
●	4,000 kilograms in the third year
●	6,000 kilograms in the fourth year
●	8,000 kilograms in the fifth year

(referred to together as the “Target Volume”) for each year. In the event that the Company fails to meet the Target Volume in a given year, the Company will have 30 days from the date of notification from EcoLogic of such failure to cure the failure, and if not rectified in 30 days, EcoLogic will have the unilateral right to amend the Distributor Agreement to remove the exclusivity applicable to the Customers or terminate the Agreement. The Company will have the option, at EcoLogic’s discretion to purchase the remaining quantity of Products at the end of each year to reach the Target Volume to continue the Distributor Agreement without amendments. The initial prices at which the Company purchases the Products from EcoLogic is set forth in the Distributor Agreement. The Company agreed to resell the Products to Customers at prices as it may determine in its discretion. The difference between the payment received by the Company and the initial pricing provided by EcoLogic if referred to as the “Profit Margin.” Any changes to pricing will occur upon not less than thirty (30) days written notice by EcoLogic to Midori-Bio.

The term of the Distributor Agreement is for five (5) years until terminated by either party as provided in the Distributor Agreement. The term of the Distributor Agreement will renew automatically for an additional five (5) years at the end of each term, however, each party will have the right to opt out of such renewals by providing written notice to the other party at least nine (9) months prior to the expiration of the current term. In the event that the Distributor Agreement is not renewed at the election of EcoLogic, the Company will continue to earn the Profit Margin actually collected by EcoLogic for all Product sales to Customers at the time of such non-renewal for two (2) years following such non-renewal. The Distributor Agreement may be terminated by either party as follows: (i) immediately upon written notice to the other party in the event such other party is in breach of the material terms, covenants or conditions of the Distributor Agreement and such breach is not cured within 30 days written notice of such breach or (ii) immediately upon written notice to the other party of “Cause,” as such term is defined in the Distributor Agreement.

Pursuant to the Distributor Agreement, the Company agreed to indemnify EcoLogic against any and all claims, demand, losses and suits, including reasonable attorney’s fees, resulting from any act or omission by the Company or its agents, employees, officers and directors arising from or related in any way to the Company’s activities in the course of performance and services under the Distributor Agreement or the Company’s breach of any provision of the Distributor Agreement. The Distributor Agreement contains confidentiality, non-competition, non-solicitation and on-circumvention terms typically included in such agreements.

F-17

Consulting Agreement with Ben Mulroney

On October 22, 2021, Midori-Bio entered into a consulting agreement with Ben Mulroney agreeing to act as a consultant to the Company. The term of the consulting agreement is for an initial term of six (6) months, unless terminated earlier in accordance with the agreement, and the parties may mutually agree to renew the consulting agreement in writing for successive one (1) year terms following the expiration of the initial term. The consultant agreed to serve as the Vice President of Business Development and Communication for the Company and to provide the Company with certain services with a minimum weekly commitment of twenty (20) hours. As compensation under the consulting agreement, the Company agreed to compensate the consultant as follows: (i) a monthly fee of $10,000 (discontinued after 6 months); (ii) allowing the consultant to use the title “VP of Business Development and Communication”; (iii) upon Listing, the Company will award 250,000 shares of its restricted stock units, pursuant to the Company’s planned equity compensation plan (the “Plan”) to vest over 16 months as set forth in the agreement; (iv) upon Listing, the Company will grant 500,000 stock options to the consultant at the listing price under the Plan with 12,500 options becoming exercisable for every $500,000 in gross profits generated and collected by the Company that are introduced and enter into an ongoing contract with the Company solely as a result of the consultant’s efforts; and (v) the consultant will be paid a commission of 5% of the net profits from any clients that are introduced and enter into an ongoing contract with the Company solely as a result of the consultant’s efforts (this commission payment will cease ninety (90) days after the termination of the consulting agreement). The consulting agreement can be terminated by either party at any time for any reason by giving no less than thirty (30) days prior written notice to the other party. Other than the commission payment noted above, there are no payment provisions associated with the termination of this consulting agreement.

Consulting Agreement with TR Global, LLC

On January 13, 2022, Midori-Bio and the Company entered into a consulting agreement with the Company, Midori-Bio’s parent company, and TR Global, LLC, with Tim Ronchak of TR Global, LLC agreeing to act as a consultant to Midori-Bio. The term of the consulting agreement is for an initial term of three (3) years, unless terminated earlier in accordance with the agreement, and the parties may mutually agree to renew the consulting agreement in writing for successive one (1) year terms following the expiration of the initial term. The consultant agreed to provide Midori-Bio with the certain services with a minimum weekly commitment of thirty-five (35) hours. As compensation under the consulting agreement, Midori-Bio agreed to compensate the consultant as follows: (i) the Company agreed to issue 600,000 of its common shares to the consultant (issued) (ii) a monthly fee of USD$12,000 and (iii) one time fees equal to $50,000 (a) if a threshold of $500,000 gross sales is achieved by Midori-Bio in 2022, (b) if a threshold of $2,000,000 gross sales is achieved by Midori-Bio in 2023 and (c) if a threshold of $3,000,000 gross sales is achieved by Midori-Bio in 2024. The consulting agreement may be terminated by either party at any time in the event of a material breach by the other party under the agreement. There are no payment provisions associated with the termination of this consulting agreement.

Consulting Agreement with Hotspex International Marketing, Inc.

On December 23, 2021, Midori-Bio and the Company entered into a consulting agreement with Hotspex International Marketing, Inc. (“HIM”), pursuant to which the Company engaged HIM to act as a consultant to assist the Company with respect to business development. The term of the consulting agreement is for an initial term of two years, and can be renewed in writing for successive 1 year terms. As compensation under the consulting agreement, the Company agreed to compensate HIM as follows (i) options to purchase 200,000 of the Company’s common shares pursuant to the Company’s stock option plan upon the listing of the Company on a public stock exchange and (ii) commission equal to 30% of the Company’s net profits generated from sales during the first year of the term of the contract between the Company and a client listed on the consulting agreement (“Consulting Net Profits”). The Consulting Net Profits will decrease to 15% after each such client’s first year contract with the Company. In addition, if the consulting agreement is not renewed for any renewal term at the option of the Company, HIM will continue to receive the trailing payments of 15%, then 7.5%, and finally 3.5% for the time periods as set forth in the consulting agreement until the earlier of, the expiration of the applicable client term with the Company or the ninth anniversary of the date of the termination of the consulting agreement. The consulting agreement can be terminated (i) by either party in the event of a breach by the other party of a material covenant, commitment or obligation under the consulting agreement that remains uncured after 30 days following written notice thereof (ii) by either party upon written notice to the other party if the other party becomes or is declared insolvent or bankrupt, is the subject of a voluntary or involuntary bankruptcy or other proceeding related to its liquidation or solvency, which proceeding is not dismissed within 90 calendar days after its filing, ceases to do business in the normal course or makes an assignment for the benefit of creditors or (iii) by the Company by giving 30 days advance written notice to HIM if HIM fails to generate $500,000 of gross sales in any 12 month period.

F-18

Consulting Agreement with Vasek Pospisil

On December 28, 2021, Midori-Bio and the Company entered into a consulting agreement with Vasek Pospisil, pursuant to which the Company engaged Mr. Pospisil to act as a consultant to assist the Company in the position of Manager of Business Development and Communication and to provide the following services in such capacity: actively sourcing & commercializing approved new business clients, supporting the Company’s B2B and B2C relationships, supporting the Company’s PR outreach, supporting the Company’s investor relationships and consulting and meeting with the Company’s principles and occasionally with associate consultants and ambassadors. The initial term of the consulting agreement is for one year, and can be renewed by the parties in writing for successive one year terms. As compensation under the consulting agreement, the Company agreed to pay Mr. Pospisil as follows: (i) 20% of the Company’s net profits, calculated on the first $10,000,000.00 of the Company’s gross sales are attributed to clients pre-approved in writing by the Company that contract with the Company solely as a result of Mr. Pospisil’s efforts (ii) 10% of the Company’s net profits calculated on all gross sales of the Company thereafter attributed to the clients that contract with the Company solely as a result of Mr. Pospisil’s efforts and (iii) options to purchase 500,000 of the Company’s common shares pursuant to the Company’s stock option plan in connection with the listing of the Company on a public stock exchange (the “Listing Event”) to vest in increments as set forth in the consulting agreement. If the Listing Event does not occur within 24 months of December 28, 2021, the Company will not be required to grant the stock options and instead will issue 500,000 of its common shares to Mr. Pospisil. The consulting agreement can be terminated (i) by the Company at any time without notice or pay in lieu of notice for “Just Cause” as such term is defined in the consulting agreement or (ii) by Mr. Pospisil by giving four weeks written notice of his intention to resign. In addition, if the consulting agreement is not renewed at the option of the Company for a reason other than Just Cause, Mr. Pospisil will continue to receive the compensation set forth in the consulting agreement for a period of 5 years.

Consulting Agreement with Stephen Arbib

On April 29, 2022, Midori-Bio and the Company entered into a consulting agreement with Stephen Arbib, pursuant to which, the Company engaged Mr. Arbib as a consultant to provide consulting services in the position of Business Development Adviser and to provide the following services in such capacity: actively sourcing & commercializing approved new business clients, supporting the Company’s B2B and B2C relationships, supporting the Company’s PR outreach, supporting the Company’s investor relationships and consulting and meeting with the Company’s principles and occasionally with associate consultants and ambassadors. The initial term of the consulting agreement is for one year, and can be renewed by the parties in writing for successive one year terms. As compensation under the consulting agreement, the Company agreed to (i) pay Mr. Arbib 15% of the Company’s net profits, calculated on the first $10,000,000.00 of the Company’s gross sales which are attributed to clients pre-approved in writing by the Company that contract with the Company solely as a result of Mr. Arbib’s efforts and 10% thereafter attributed to any clients that contract with the Company solely as a result of Mr. Arbib’s efforts (Mr. Arbib can elect to receive payment in cash or stock, and if stock is selected it will be paid based on a 20 day volume-weighted average price of the Company’s common shares) and (ii) options to purchase 500,000 of the Company’s common shares pursuant to the Company’s stock option plan in connection with the listing of the Company on a public stock exchange (the “Listing Event”) and Mr. Arbib delivering $500,000 of annual revenue to the Company (the “Trigger Date”), to vest in increments as set forth in the consulting agreement. If the Listing Event does not occur within 24 months of the Trigger Date, the Company will not be required to grant these stock options and instead will issue 500,000 of its common shares to Mr. Arbib. The consulting agreement can be terminated (i) by the Company at any time without notice or pay in lieu of notice for “Just Cause” as such term is defined in the consulting agreement or (ii) by Mr. Arbib by giving four weeks written notice of his intention to resign. If the consulting agreement is not renewed at the option of the Company for a reason other than Just Cause, Mr. Arbib will continue to receive the compensation set forth in the consulting agreement for a period of 4 years.

11.	Subsequent Events

Subsequent to March 31, 2022, the Company:

●	converted 10,858,500 Special Warrants into common shares of the Company; and

●	converted 2,000,000 Special Warrants into common shares of the Company.

F-19

Crowe MacKay LLP
1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Midori Bio Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Midori Bio Inc. (the “Company”) as of September 30, 2021, and the statements of income and comprehensive income, changes in equity and cash flows for the period then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2021, and its financial performance and its cash flows for the period then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the continued operations of the Company are dependent on future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Auditor’s Responsibilities for the Audit of the Financial Statements

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2021.

Vancouver, Canada

November 8, 2022

F-20

Midori Bio Inc.

Statement of Financial Position

(In Canadian Dollars)

September 30, 2021

Assets
Current assets
Cash	$36,930
Receivables	14,846
Prepaid expenses	684
Total assets	$52,460

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,500
Current income taxes payable (Note 8)	5,463
Total liabilities	14,963
Equity
Share capital (Note 6)	220
Share subscription receivable (Note 6)	(105)
Retained earnings	37,382
Total equity	37,497
Total liabilities and equity	$52,460

Nature of operations and going concern (Note 1)

Commitments (Note 11)

Subsequent events (Note 12)

Approved by the Board of Directors:

“Ken Lyons”	Director
Ken Lyons

“Robert Leeder”	Director
Robert Leeder

The accompanying notes are an integral part of these financial statements.

F-21

Midori Bio Inc.

Statement of Income and Comprehensive Income

(In Canadian Dollars)

For the period from January 6, 2021 (date of incorporation) to September 30, 2021

Revenue (Note 5)	$351,476
Cost of sales	118,496
232,980
General and administrative expenses
Advertising and promotions	8,135
Consulting (Note 7)	110,000
Office and administration	15,379
Professional fees	14,770
Commission	48,878
(197,162)
Operating income	35,818

Foreign exchange gain	7,027
Income from operations before tax	42,845

Income tax expense (Note 8)	(5,463)
Net income and comprehensive income for the period	$37,382

Basic and diluted profit per share	$(0.00)
Weighted average number of common shares outstanding – basic and diluted	22,000,000

The accompanying notes are an integral part of these financial statements.

F-22

Midori Bio Inc.

Statement of Changes in Equity

(In Canadian Dollars)

	Number of Shares	Capital Amount	Share subscription receivable	Retained Earnings	Total

Common shares issued, January 6, 2021	22,000,000	$220	$(105)	$-	$115
Net income for the period	-	-	-	37,382	37,382
Balance, September 30, 2021	22,000,000	$220	$(105)	$37,382	$37,497

The accompanying notes are an integral part of these financial statements.

F-23

Midori Bio Inc.

Statement of Cash Flows

(In Canadian Dollars)

For the period from January 6, 2021 (date of incorporation) to September 30, 2021

Operating activities
Income for the period	$37,382
Changes in non-cash working capital components
Increase in receivables	(14,846)
Increase in prepaid expenses	(684)
Increase in accounts payable and accrued liabilities	9,500
Increase in current income taxes payable	5,463
Cash generated from operating activities	36,815

Financing activities
Proceeds on issuance of shares	115
Cash provided by financing activities	115

Increase in cash during the period	36,930
Cash, beginning of period	-
Cash, end of period	$36,930

Cash paid for taxes	$-
Cash paid for interests	$-

The accompanying notes are an integral part of these financial statements.

F-24

Midori Bio Inc.

Notes to the Financial Statements

For the period from January 6, 2021 (date of incorporation) to September 30, 2021

(In Canadian Dollars)

1.	Nature of Operations and Going Concern

Midori-Bio Inc. (the “Company”) was incorporated under the Canada Business Corporations Act on January 6, 2021. The Company is a distributor, sales and marketing company of ingredient additives. The Company’s head office and registered and records office is located at 3134 Driftwood Drive, Burlington, Ontario, L7M 3E1.

The situation surrounding COVID-19 remains fluid and the ongoing impact on the Company’s business, operating results, financial condition and liquidity will depend on future developments and numerous and evolving factors that are highly uncertain, vary by market and cannot be accurately predicted or quantified at this time. In 2021 several industry trade shows were cancelled causing delays in planned revenue from new and potential new customers. The Company was negatively impacted by factory shutdowns in Asia. COVID-19 has also created a decreased supply of resins (base ingredient in our additive) that triggered a price increase in the raw material by 10%. However, the Company believes these supply chain issues (shortage of supplies and increased prices) triggered by COVID-19 to be temporary and have been in the process of resolving in general.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from the conflict in the Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts of the pandemic and the conflict in Ukraine to the business to be limited, the indirect impacts on the economy and the industry in general could negatively affect the business. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

From inception (January 6, 2021) through September 30, 2021, the Company generated $351,476 in revenues, net income of $37,382, and cash flows from operations of $36,815. As at September 30, 2021, the Company had a working capital surplus of $37,497, the majority of which is comprised of a cash balance of $36,930 to settle current liabilities of $14,963. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future within one year from the date the financial statements are issued. The continued operations of the Company are dependent on future profitable operations, management’s ability to manage costs and the future availability of equity or debt financing. Based on its current plans, budgeted expenditures, and cash requirements, the Company does not have sufficient cash to finance its current plans for at least 12 months from the date the financial statements are issued. There material uncertainties may raise substantial doubt upon the Company’s ability to continue as going concern.

The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. Should such financing not be available in that time-frame, the Company will be required to reduce its activities and will not be able to carry out all of its present business plans.

Management plans to raise money through equity or debt financing to address its cash needs. On January 6, 2022, the Company and 1284670 B.C. Ltd. completed a reverse take-over transaction. In December 2021 and January 2022, approximately $6.4M was raised in Midori Group Inc., formerly 1284670 B.C. Ltd.

F-25

2.	Basis of Preparation

Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Reporting Interpretation Committee (“IFRIC”) for all periods presented. The financial statements were approved by the Board of Directors of the Company on November 8, 2022.

Basis of Presentation

These financial statements have been prepared on an accrual basis and are based on historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.

3.	Significant Accounting Policies

Functional and Presentation Currency

These financial statements are presented in Canadian dollars, unless otherwise noted, which is the functional currency of the Company.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with financial institutions and other short-term highly liquid investments that are readily convertible to a known amount of cash and not subject to a significant risk of changes in value.

Revenue recognition

The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Revenue is recorded at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 are applied using the following five steps:

1.	Identify the contract(s) with a customer
2.	Identify the performance obligation in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue related to sales of goods is recognized based on the consideration specified in contracts with customers. The Company recognizes revenue at a point in time when it transfers control of the goods to the buyer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the custody transfer point agreed with the customer.

The Company generates revenue from distributing a single private brand labeled additive (the “Midori Biosolutions additive”) which is produced and supplied by only one supplier, EcoLogic, LLC. For revenue generated under the Distribution Agreement, the Company has a single performance obligation, with no variable considerations in its selling price. The Company acts as a principal. The Company holds inventory of the Midori Biosolutions additive. The sale price of the Midori Biosolutions additive is solely dictated by the Company. All the performance obligations and rights of the sales contract the Company enters into are solely fulfilled by the Company. Revenue is presented on a gross basis.

F-26

Inventories

Inventories consisting of raw materials are stated at the lower of cost and net realizable value. Cost is determined using weighted average costs, and includes all costs incurred to deliver inventory to the Company’s warehouse including freight, non-refundable taxes, duty and other landing costs.

The Company periodically reviews its inventories and makes a provision as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about product quality, damages, future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of its inventory below its previous estimate, the Company would increase its reserve in the period in which it made such a determination.

Income taxes

Current tax

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the statements of financial position date.

Deferred tax

Deferred tax is provided using the liability method, providing for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary difference is not provided for if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date and whose implementation is expected over the period in which the deferred tax is realized or recovered. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be used.

Deferred tax assets and liabilities are presented as non-current. Assets and liabilities are offset where the entity has a legally enforceable right to offset current tax assets and liabilities or deferred tax assets and liabilities, and the respective assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity or different taxable entities which intend to settle the liabilities and assets on a net basis.

Share Capital

Common shares, issued and to be issued, are classified as equity. Costs directly identifiable with share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred financing costs. Share issuance costs related to uncompleted share subscriptions are charged to profit or loss in the period they are incurred.

F-27

Financial Instruments

Financial instruments are accounted for in accordance with IFRS 9, “Financial Instruments: Classification and Measurement”. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed.

All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Cash is measured at FVTPL.

Financial assets at FVTOCI

Investments in equity instruments designated at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with both realized and unrealized gains and losses recognized in other comprehensive income (loss) in the period in which they arise.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

F-28

Impairment of financial assets

IFRS 9 uses the expected credit loss (“ECL”) model. The credit loss model groups receivables based on similar credit risk characteristics and days past due in order to estimate bad debts. The ECL model applies to the Company’s receivables.

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities are classified under other financial liabilities and carried on the statement of financial position at amortized cost.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Earnings per Share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is computed by dividing the net earnings (loss) for the period by the weighted average number of shares outstanding during the period.

Foreign currency translation

Transactions in foreign currencies are translated to the functional currency at a rate of exchange approximating the prevailing rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate in effect at that date. Nonmonetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized in profit or loss.

F-29

New accounting standards and amendments to be adopted

Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). These amendments are effective for reporting periods beginning on or after January 1, 2022.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023.

4.	Critical Accounting Estimates, Judgments and Assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods. Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

Going concern

The assessment of the Company’s ability to continue as a going concern requires significant judgment. The financial statements have been prepared on the basis of accounting principles applicable to a going concern, as disclosed in note 1.

Principal versus agent considerations

The assessment of whether the Company acts as a principal or agent with regards to the sale of Midori Biosolutions additive under the Distribution Agreement requires significant judgment, as disclosed in revenue recognition significant accounting policy in note 3.

5.	Revenue

The Company has 3 customers located in US, Canada and Thailand whose sales represented 100% of total revenues.

F-30

6.	Share Capital

a.	Authorized

Unlimited number of class A common shares without par value

Unlimited number of class B common shares without par value

Unlimited number of class C common shares without par value

Unlimited number of Class A special shares

Unlimited number of Class B special shares

Unlimited number of Class C special shares

Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the creditors of the Company and the holders of the Class A Special shares, the Class B Special shares and the Class C Special shares have been satisfied, the Class A Common shares, the Class B Common shares and the Class C Common shares will share equally in the remaining assets of the Company on a share for share basis.

b.	Issued and outstanding

On January 6, 2021, the Company issued 22,000,000 class A common shares for gross proceeds of $220 of which $105 was receivable at September 30, 2021. The subscription receivable of $105 has been received subsequent to the year-end.

7.	Related Party Transactions

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of the Company’s corporate officers and directors.

The Company incurred $55,000 in consulting fees to the CEO of the Company and $55,000 in consulting fees to the President of the Company.

At September 30, 2021, there was $Nil balance owed to the CEO and the President.

On January 11, 2021, the Company entered into a consulting agreement with a company owned and controlled by the CEO of the Company. The Company agreed to compensate the consultant as follows: (i) a fee at a rate of $27,085 per month commencing August 1, 2021; and (ii) in the event that the Company or an entity that acquires all of the issued and outstanding securities of the Company (“Parentco”), completes a listing of its securities on a recognized and publicly traded stock exchange in Canada or the United States (a “Listing Event”), the Company or the Parentco shall award the consultant 1,000,000 restricted stock units concurrently with a Listing Event pursuant to the terms of a Restricted Stock Unit Plan to be adopted by the Company or Parentco. The Company may terminate the consulting agreement upon providing the consultant with thirty-six months’ notice in writing; provided the Company may provide the consultant with thirty-six months’ pay in lieu of notice including the ten percent of the annual net profit of the Company calculated and payable within ninety days of each fiscal year end over the 36-month termination period.

F-31

On January 11, 2021, the Company entered into a consulting agreement with a company owned and controlled by the President of the Company. The Company agreed to compensate the consultant as follows: (i) a fee at a rate of $27,085 per month commencing August 1, 2021; and (ii) in the event that the Company or Parentco completes a Listing Event, the Company or the Parentco shall award the consultant 1,000,000 restricted stock units concurrently with a Listing Event pursuant to the terms of a Restricted Stock Unit Plan to be adopted by the Company or Parentco. The Company may terminate the consulting agreement upon providing the consultant with thirty-six months’ notice in writing; provided the Company may provide the consultant with thirty-six months’ pay in lieu of notice including the ten percent of the annual net profit of the Company calculated and payable within ninety days of each fiscal year end over the 36-month termination period.

8.	Income Taxes

A reconciliation of the expected income tax expense is as follows:

For the period from January 6, 2021 (date of incorporation) to September 30, 2021
Net income before taxes	$42,845
- Statutory tax rate	12.20%
- Expected income tax expense at the statutory tax rate	$5,227
Non-deductible items and other
- Permanent difference	236
Income tax expense	$5,463

9.	Financial Instruments and Risk Management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and commodity price risk.

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The financial instruments that represent a potential concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its deposits with Tier-1 Canadian financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

The Company believes it has no significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations. The Company manages its liquidity risk by ensuring that it has enough cash to meet its financial liabilities. As at September 30, 2021, the Company had a working capital surplus of $37,497, the majority of which is comprised of a cash balance of $36,930 to settle current liabilities of $14,963. All of the Company’s financial liabilities sounds have contractual maturities of less than 30 days and are subject to normal trade terms.

F-32

Market risk

Market risk is the risk of loss that may arise from changes in market factors, interest rates, foreign exchange rates and equity prices. The Company believes it has no significant market risk.

Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The interest rate risk on bank deposits is insignificant as the deposits are short term.

Foreign currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as the Company incurs transactions in US dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company does not have significant foreign currency risk.

Fair value hierarchy

The Company applied the following fair value hierarchy for financial instruments that are carried at fair value. The hierarchy prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company’s cash is measured at level 1 fair value.

10.	Capital Management

The Company’s objective when managing capital is to maintain liquidity while providing returns to shareholders and benefits for other stakeholders.

The Company includes equity, comprised of share capital and retained earnings in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources for its operations. To secure the additional capital necessary to pursue its business plan, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company monitors capital on the basis of maintaining sufficient cash flow to comply with financial obligations.

The Company currently is not subject to externally imposed capital requirements.

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11.	Commitments

Distributor Agreement

On January 25, 2021, the Company entered into a Distributor Agreement (the “Distributor Agreement”) with EcoLogic, LLC (“EcoLogic”). EcoLogic owns the rights in and is engaged in the business of manufacturing, marketing, selling and distributing certain organic additives, which when added to certain plastic resins, can render plastics biodegradable. Pursuant to the Distributor Agreement, the Company agreed to purchase certain EcoLogic products as set forth in the Distributor Agreement (the “Products”) and to resell the Products to certain clients as set forth in the Distributor Agreement (the “Customers”). Pursuant to the Distributor Agreement, the Company must obtain written authorization from EcoLogic prior to making any solicitation to any Customers that are not set forth in the Distributor Agreement. Additional Customers may be added under the Distributor Agreement upon the written agreement of both parties. Pursuant to the Distributor Agreement, the Customers are limited by certain territories as set forth in the Distributor Agreement (the “Exclusions”) and the Company will not directly or indirectly promote or market the Products in a manner that conflicts with the Exclusions.

Pursuant to the Distributor Agreement, the Company agreed to purchase, mark and resell EcoLogic ingredients (comprised of the Company’s purchases from EcoLogic) representing a total volume at minimum of:

● 1,000 kilograms in the first year (met)

● 2,000 kilograms in the second year

● 4,000 kilograms in the third year

● 6,000 kilograms in the fourth year

● 8,000 kilograms in the fifth year

(referred to together as the “Target Volume”) for each year. In the event that the Company fails to meet the Target Volume in an given year, the Company will have 30 days from the date of notification from EcoLogic of such failure to cure the failure, and if not rectified in 30 days, EcoLogic will have the unilateral right to amend the Distributor Agreement to remove the exclusivity applicable to the Customers or terminate the Agreement. The Company will have the option, at EcoLogic’s discretion to purchase the remaining quantity of Products at the end of each year to reach the Target Volume to continue the Distributor Agreement without amendments. The initial prices at which the Company purchases the Products from EcoLogic is set forth in the Distributor Agreement. The Company agreed to resell the Products to Customers at prices as it may determine in its discretion. The difference between the payment received by the Company and the initial pricing provided by EcoLogic if referred to as the “Profit Margin.” Any changes to the purchase pricing will occur upon not less than thirty (30) days written notice by EcoLogic to Midori-Bio.

The term of the Distributor Agreement is for five (5) years until terminated by either party as provided in the Distributor Agreement. The term of the Distributor Agreement will renew automatically for an additional five (5) years at the end of each term, however, each party will have the right to opt out of such renewals by providing written notice to the other party at least nine (9) months prior to the expiration of the current term. In the event that the Distributor Agreement is not renewed at the election of EcoLogic, the Company will continue to earn the Profit Margin actually collected by EcoLogic for all Product sales to Customers at the time of such non-renewal for two (2) years following such non-renewal. The Distributor Agreement may be terminated by either party as follows: (i) immediately upon written notice to the other party in the event such other party is in breach of the material terms, covenants or conditions of the Distributor Agreement and such breach is not cured within 30 days written notice of such breach or (ii) immediately upon written notice to the other party of “Cause,” as such term is defined in the Distributor Agreement.

Pursuant to the Distributor Agreement, the Company agreed to indemnify EcoLogic against any and all claims, demand, losses and suits, including reasonable attorney’s fees, resulting from any act or omission by the Company or its agents, employees, officers and directors arising from or related in any way to the Company’s activities in the course of performance and services under the Distributor Agreement or the Company’s breach of any provision of the Distributor Agreement. The Distributor Agreement contains confidentiality, non-competition, non-solicitation and non-circumvention terms typically included in such agreements.

F-34

12.	Subsequent Events

Subsequent to September 30, 2021,

The Company received $180,000 from the lenders of 3 promissory notes. The promissory notes bear an interest rate of 18% per annum. The outstanding principal and interest payable is due on the earlier of (i) the closing of the acquisition of the Company pursuant to the share exchange agreement dated August 31, 2021 among the Company, the shareholders of the Company and the lenders; and (ii) December 31, 2021. The balance of $180,000 have been paid back to the lenders post RTO.

On August 30, 2021, the Company entered into a definitive agreement with 1284670 B.C. Ltd. whereby 1284670 B.C. Ltd. will acquire all of the issued and outstanding ordinary shares in the capital of the Company (the “Transaction”) by way of a reverse takeover (the “RTO”).

In connection with the RTO, on December 16, 2021, 1284670 B.C. Ltd. entered into a loan agreement with the Company pursuant to which 1284670 B.C. Ltd. agreed to lend the Company $200,000, interest free.

On January 6, 2022, the Transaction was completed and 1284670 B.C. Ltd. issued 22,000,000 common shares to the former Shareholders of the Company on a pro rata basis, and the Company became a 100% wholly-owned subsidiary of 1284670 B.C. Ltd. 1284670 B.C. Ltd. will carry on the business of the Company.

Consulting Agreement with Ben Mulroney

On October 22, 2021, the Company entered into a consulting agreement with Ben Mulroney agreeing to act as a consultant to the Company. The term of the consulting agreement is for an initial term of six (6) months, unless terminated earlier in accordance with the agreement, and the parties may mutually agree to renew the consulting agreement in writing for successive one (1) year terms following the expiration of the initial term. The consultant agreed to serve as the Vice President of Business Development and Communication for the Company and to provide the Company with certain services with a minimum weekly commitment of twenty (20) hours. As compensation under the consulting agreement, the Company agreed to compensate the consultant as follows: (i) a monthly fee of CAD$10,000 (discontinued after 6 months payments); (ii) allowing the consultant to use the title “VP of Business Development and Communication” (iii) upon Listing, the Company will award 250,000 shares of its restricted stock units, pursuant to the Company’s planned equity compensation plan (the “Plan”) to vest over 16 months as set forth in the agreement; (iv) upon Listing, the Company will grant 500,000 stock options to the consultant at the listing price under the Plan with 12,500 options becoming exercisable for every CAD$500,000 in gross profits generated and collected by the Company that are introduced and enter into an ongoing contract with the Company solely as a result of the consultant’s efforts; and (v) the consultant will be paid a commission of 5% of the net profits from any clients that are introduced and enter into an ongoing contract with the Company solely as a result of the consultant’s efforts (this commission payment will cease ninety (90) days after the termination of the consulting agreement). The consulting agreement can be terminated by either party at any time for any reason by giving no less than thirty (30) days prior written notice to the other party. Other than the commission payment noted above, there are no payment provisions associated with the termination of this consulting agreement.

Consulting Agreement with Hotspex International Marketing, Inc.

On December 23, 2021, the Company and Midori Group entered into a consulting agreement with Hotspex International Marketing, Inc. (“HIM”), pursuant to which the Company engaged HIM to act as a consultant to assist the Company with respect to business development. The term of the consulting agreement is for an initial term of two years, and can be renewed in writing for successive 1 year terms. As compensation under the consulting agreement, the Company agreed to compensate HIM as follows (i) options to purchase 200,000 of the Company’s common shares pursuant to the Company’s stock option plan upon the listing of the Company on a public stock exchange and (ii) commission equal to 30% of the Company’s net profits generated from sales during the first year of the term of the contract between the Company and a client listed on the consulting agreement (“Consulting Net Profits”). The Consulting Net Profits will decrease to 15% after each such client’s first year contract with the Company. In addition, if the consulting agreement is not renewed for any renewal term at the option of the Company, HIM will continue to receive the trailing payments of 15%, then 7.5%, and finally 3.5% for the time periods as set forth in the consulting agreement until the earlier of, the expiration of the applicable client term with the Company or the ninth anniversary of the date of the termination of the consulting agreement. The consulting agreement can be terminated (i) by either party in the event of a breach by the other party of a material covenant, commitment or obligation under the consulting agreement that remains uncured after 30 days following written notice thereof (ii) by either party upon written notice to the other party if the other party becomes or is declared insolvent or bankrupt, is the subject of a voluntary or involuntary bankruptcy or other proceeding related to its liquidation or solvency, which proceeding is not dismissed within 90 calendar days after its filing, ceases to do business in the normal course or makes an assignment for the benefit of creditors or (iii) by the Company by giving 30 days advance written notice to HIM if HIM fails to generate $500,000 of gross sales in any 12 month period.

F-35

Consulting Agreement with Vasek Pospisil

On December 28, 2021, the Company and Midori Group entered into a consulting agreement with Vasek Pospisil, pursuant to which the Company engaged Mr. Pospisil to act as a consultant to assist the Company in the position of Manager of Business Development and Communication and to provide the following services in such capacity: actively sourcing & commercializing approved new business clients, supporting the Company’s B2B and B2C relationships, supporting the Company’s PR outreach, supporting the Company’s investor relationships and consulting and meeting with the Company’s principles and occasionally with associate consultants and ambassadors. The initial term of the consulting agreement is for one year, and can be renewed by the parties in writing for successive one year terms. As compensation under the consulting agreement, the Company agreed to pay Mr. Pospisil as follows: (i) 20% of the Company’s net profits, calculated on the first $10,000,000 of the Company’s gross sales which are attributed to clients pre-approved in writing by the Company that contract with the Company solely as a result of Mr. Pospisil’s efforts (ii) 10% of the Company’s net profits calculated on all gross sales of the Company thereafter attributed to the clients that contract with the Company solely as a result of Mr. Pospisil’s efforts and (iii) options to purchase 500,000 of the Company’s common shares pursuant to the Company’s stock option plan in connection with the listing of the Company on a public stock exchange (the “Listing Event”) to vest in increments as set forth in the consulting agreement. If the Listing Event does not occur within 24 months of December 28, 2021, the Company will not be required to grant the stock options and instead will issue 500,000 of its common shares to Mr. Pospisil. The consulting agreement can be terminated (i) by the Company at any time without notice or pay in lieu of notice for “Just Cause” as such term is defined in the consulting agreement or (ii) by Mr. Pospisil by giving four weeks written notice of his intention to resign. In addition, if the consulting agreement is not renewed at the option of the Company for a reason other than Just Cause, Mr. Pospisil will continue to receive the compensation set forth in the consulting agreement for a period of 5 years.

Consulting Agreement with TR Global, LLC

On January 13, 2022, the Company and Midori Group entered into a consulting agreement with TR Global, LLC, with Tim Ronchak of TR Global, LLC agreeing to act as a consultant to the Company. The term of the consulting agreement is for an initial term of three (3) years, unless terminated earlier in accordance with the agreement, and the parties may mutually agree to renew the consulting agreement in writing for successive one (1) year terms following the expiration of the initial term. The consultant agreed to provide the Company with the certain services with a minimum weekly commitment of thirty-five (35) hours. As compensation under the consulting agreement, the Company agreed to compensate the consultant as follows: (i) Midori Group agreed to issue 600,000 of its common shares to the consultant (issued); (ii) a monthly fee of USD$12,000 and (iii) one time fees equal to $50,000 (a) if a threshold of $500,000 gross sales is achieved by the Company in 2022, (b) if a threshold of $2,000,000 gross sales is achieved by the Company in 2023 and (c) if a threshold of $3,000,000 gross sales is achieved by the Company in 2024. The consulting agreement may be terminated by either party at any time in the event of a material breach by the other party under the agreement. There are no payment provisions associated with the termination of this consulting agreement.

Consulting Agreement with Stephen Arbib

On April 29, 2022, the Company and Midori Group entered into a consulting agreement with Stephen Arbib, pursuant to which, the Company engaged Mr. Arbib as a consultant to provide consulting services in the position of Business Development Adviser and to provide the following services in such capacity: actively sourcing & commercializing approved new business clients, supporting the Company’s B2B and B2C relationships, supporting the Company’s PR outreach, supporting the Company’s investor relationships and consulting and meeting with the Company’s principles and occasionally with associate consultants and ambassadors. The initial term of the consulting agreement is for one year, and can be renewed by the parties in writing for successive one year terms. As compensation under the consulting agreement, the Company agreed to (i) pay Mr. Arbib 15% of the Company’s net profits, calculated on the first $10,000,000.00 of the Company’s gross sales which are attributed to clients pre-approved in writing by the Company that contract with the Company solely as a result of Mr. Arbib’s efforts and 10% thereafter attributed to any clients that contract with the Company solely as a result of Mr. Arbib’s efforts (Mr. Arbib can elect to receive payment in cash or stock, and if stock is selected it will be paid based on a 20 day volume-weighted average price of the Company’s common shares) and (ii) options to purchase 500,000 of the Company’s common shares pursuant to the Company’s stock option plan in connection with the listing of the Company on a public stock exchange (the “Listing Event”) and Mr. Arbib delivering $500,000 of annual revenue to the Company (the “Trigger Date”), to vest in increments as set forth in the consulting agreement. If the Listing Event does not occur within 24 months of the Trigger Date, the Company will not be required to grant these stock options and instead will issue 500,000 of its common shares to Mr. Arbib. The consulting agreement can be terminated (i) by the Company at any time without notice or pay in lieu of notice for “Just Cause” as such term is defined in the consulting agreement or (ii) by Mr. Arbib by giving four weeks written notice of his intention to resign. If the consulting agreement is not renewed at the option of the Company for a reason other than Just Cause, Mr. Arbib will continue to receive the compensation set forth in the consulting agreement for a period of 4 years.

F-36

Up to ____________ Units

Each Unit Consisting of

One Common Share and

One Warrant to Purchase One Common Share

 Common Shares Underlying the Warrants

MIDORI GROUP INC.

PROSPECTUS

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, LLC

_________, 2022

Through and including ______, 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The corporate laws of British Columbia allow us, and our Articles require us (subject to the provisions of the Business Corporations Act (British Columbia) (the “Business Corporations Act”) note below), to indemnify our directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

According to the Business Corporations Act, for the purposes of such an indemnification:

“eligible party”, in relation to the Company, means an individual who:

(a) is or was a director or officer of the Company;

(b) is or was a director or officer of another corporation:

(i) at a time when the corporation is or was an affiliate of the Company; or

(ii) at the request of the Company; or

(c) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and include/es, except in the definition of  “eligible proceeding” and certain other cases, the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the Business Corporations Act, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of our Articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(a)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be; and

(d)

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

(a) indemnify the eligible party in respect of the proceeding; or

(b) pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the Business Corporations Act or our Articles, on the application of the Company or an eligible party, the British Columbia Supreme Court may do one or more of the following:

(a)	order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(b)	order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c)	order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company;

(d)	order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(e)	make any other order the court considers appropriate.

Prior to the completion of this offering, we intend to enter into agreements with our directors and certain officers (each an “Indemnitee” under such agreements) to indemnify the Indemnitee, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by an Indemnitee in an action or proceeding to which the Indemnitee was made a party by reason of the Indemnitee being an officer or director of (i) our company or (ii) an organization of which our company is a shareholder or creditor if the Indemnitee serves such organization at our request.

We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

II-1

Item 7. Recent sales of unregistered securities.

Since the inception of the Company on January 19, 2021, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On July 7, 2021, we issued an aggregate of 188,000 special warrants to 150 persons at a purchase price of CAD$0.10 ($0.08) per warrant, for an aggregate price of CAD$18,800 ($14,242), to purchase 188,000 Common Shares at no additional consideration following the conversion of the special warrants upon certain events.

On June 17, 2021, we granted warrants to 16 investors to purchase 9,000,000 Common Shares at an exercise price of CAD$0.05 ($0.04) per share.

On June 17, 2021, we issued 9,000,000 Common Shares to 16 investors for CAD$0.02 ($0.02) per share, or CAD$180,000 ($136,363) in the aggregate.

On November 8, 2021, we issued 188,000 Common Shares to holders of the special warrants upon their conversion on November 8, 2021.

On December 21, 2021, we closed our first tranche of the Special Warrant financing and issued a total of 10,858,500 Special Warrants at CAD$0.50 ($0.38) per Special Warrant for gross proceeds of CAD$5,429,250 ($4,113,068). The special warrants automatically convert to Common Shares for no additional consideration on the date that is earlier of: (i) the third business day after receipt for a final Prospectus qualifying the distribution of the Special Warrant Shares; and

(ii) April 22, 2022. Any Special Warrants exercised prior to the automatic conversion will have a hold period, the later of (i) four months and a day following the date of issuance of the Special Warrant, and (ii) the date we become a reporting issuer in a jurisdiction in Canada.

On December 21, 2021, we granted compensation options to the broker (Research Capital Corporation) to purchase 464,240 Common Shares at an exercise price of CAD$0.50 ($0.38) per share.

On January 6, 2022, we acquired all of the issued and outstanding capital stock of Midori-Bio Inc. (consisting of 22,000,000 Class A Common shares) from the shareholders of Midori-Bio Inc. in exchange for 22,000,000 Common Shares from us to the shareholders of Midori-Bio Inc. at a deemed price of CAD$0.50 ($0.38) per share, and Midori-Bio Inc. became our wholly owned subsidiary.

On January 6, 2022, pursuant to an Advisory Services Agreement, we issued warrants to purchase 1,500,000 Common Shares to Kelvin Lee at an exercise price of CAD$0.25 ($0.19) per share, which can be exercised for a period of 36 months following the date of listing of the Company’s Common Shares on a recognized exchange in Canada or the United States subject to certain performance milestones.

On January 6, 2022, pursuant to an Advisory Services Agreement, we issued warrants to purchase 750,000 Common Shares to 1313986 BC ULC at an exercise price of CAD$0.25 ($0.19) per share, which can be exercised for a period of 36 months following the date of listing of the Company’s Common Shares on a recognized exchange in Canada or the United States subject to certain performance milestones.

On January 6, 2022, pursuant to an Advisory Services Agreement, we issued warrants to purchase 750,000 Common Shares to Delano International at an exercise price of CAD$0.25 ($0.19) per share, which can be exercised for a period of 36 months following the date of listing of the Company’s Common Shares on a recognized exchange in Canada or the United States subject to certain performance milestones.

On January 6, 2022, pursuant to an Advisory Services Agreement, we issued warrants to purchase 2,000,000 Common Shares to Salt Box Capital at an exercise price of CAD$0.25 ($0.19) per share, which can be exercised for a period of 36 months following the date of listing of the Company’s Common Shares on a recognized exchange in Canada or the United States subject to certain performance milestones.

On January 21, 2022, we closed our second tranche of the Special Warrant financing and issued a total of 2,000,000 Special Warrants at CAD$0.50 ($0.38) per Special Warrant for gross proceeds of CAD$1,000,000 ($757,576). The special warrants automatically convert to Common Shares for no additional consideration on the date that is earlier of: (i) the third business day after receipt for a final Prospectus qualifying the distribution of the Special Warrant Shares; and (ii) May 22, 2022. Any Special Warrants exercised prior to the automatic conversion will have a hold period, the later of (i) four months and a day following the date of issuance of the Special Warrant, and (ii) the date we become a reporting issuer in a jurisdiction in Canada.

On January 21, 2022, we granted 1,000,000 stock options. Each option is exercisable at CAD$0.50 ($0.38) per share, which can be exercised for a period of 5 years following the date of listing of our Common Shares on a recognized exchange in Canada or the United States. 125,000 will vest 12 months from the date of Listing, 125,000 will vest on 24 months from the date of Listing. The remaining 750,000 will vest in traches: 100,000 will vest upon each $5,000,000 of gross sales generated by the Company, solely from sales to the Approved Clients.

On March 25, 2022, we issued 600,000 Common Shares to Tim Ronchak at a deemed price of CAD$0.50 ($0.38) per share pursuant to a Consulting Agreement date January 13, 2022.

On April 22, 2022, we converted 10,858,500 special warrants into Common Shares.

On May 22, 2022, we converted 2,000,000 special warrants into Common Shares.

We believe that each of the above issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

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Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1 **	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of the Company

3.2*	Articles of Association of the Company

4.1 **	Form of the Representative’s Warrant (Included in Exhibit 1.1)

4.2 **	Form of Warrant for the Purchase of Common Shares

4.4 **	Form of Warrant Agency Agreement

5.1 **	Opinion of McMillan LLP

5.2 **	Opinion of Anthony L.G., PLLC

10.1*	Distributor Agreement, dated as of January 25, 2021, by and between Midori-Bio Inc. and EcoLogic, LLC.

10.2*	Share Exchange Agreement, dated as of August 30, 2021, by and among the Company, Midori-Bio Inc. and shareholders of Midori-Bio Inc. and Amendment thereto dated October 31, 2021.

10.3*	Sales Agreement, dated as of July 1, 2021, by and between Midori-Bio Inc. and 2013097 Ontario Inc.

10.4*	Loan Agreement, dated December 16, 2021, by and between the Company and Midori-Bio Inc.

10.5*	Promissory Note, dated September 29, 2021, from Midori-Bio Inc. to Rene Bharti

10.6*	Promissory Note, dated September 30, 2021, from Midori-Bio Inc. to 1142377 B.C. LTD

10.7*	Promissory Note, dated September 30, 2021, from Midori-Bio Inc. to 1917478 Holding LLC

10.8*	Consulting Agreement, dated October 22, 2021, by and between Midori-Bio Inc. and Ben Mulroney

10.9 *†	Consulting Agreement, dated January 11, 2022, by and between Midori-Bio Inc. and K. Lyons Enterprises Inc.

10.10 *†	Consulting Agreement, dated January 11, 2022, by and between Midori-Bio Inc. and 2863358 ONTARIO INC.

10.11*	Consulting Agreement, dated January 13, 2022, by and among the Company, Midori-Bio Inc. and TR Global, LLC

10.12 *†	Employment Agreement, dated February 1, 2022, by and between Midori Group, Inc. and Robert Kang.

10.13*	Management and Administrative Services Agreement dated January 6, 2022, between the Company and 2710989 Ontario Limited, as the manager.

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10.14*	Consulting Agreement, dated December 23, 2021, by and among the Company , Midori Bio and Hotspex International Marketing, Inc.

10.15*	Consulting Agreement, dated December 28, 2021, by and among the Company , Midori Bio and Vasek Pospisil

10.16*	Consulting Agreement, dated April 29, 2022, by and between the Company, Midori Bio and Stephen Arbib

21.1*	Subsidiaries of the Registrant.

23.1 **	Consent of Crowe MacKay LLP

23.2 **	Consent of McMillan LLP (included in Exhibit 5.1)

23.3 **	Consent of Anthony L.G., PLLC (included in Exhibit 5.2)

24 **	Power of Attorney (included on the signature page of this registration statement)

107**	Filing Fee Table

*	Filed herewith
**	To be filed upon amendment
†	Includes management contracts and compensation plans and arrangements

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

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(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Burlington, Ontario on December __, 2022.

MIDORI GROUP INC.

By:
Kenneth Lyons
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth Lyons as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer and Director	December __, 2022
Kenneth Lyons	(Principal Executive Officer)

	Chief Financial Officer, Secretary and Director	December __,2022
Ravinder Kang	(Principal Accounting and Financial Officer)

	Chairman, President and Director	December __, 2022
Robert Leeder

	Director	December __, 2022
Christina Dykun

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of Midori Group Inc., has signed this registration statement on December __, 2022.

ANTHONY L.G., PLLC

Name:	Laura Anthony, Esq.

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